UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-____

Pre Effective Amendment No.	☐

Post Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-07708

Amendment No. 19	☑

(Check appropriate box or boxes.)

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)
 (Formerly Issued by Nationwide Life Insurance Company of America)

One Nationwide Plaza, Columbus, Ohio   43215
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering	As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered	Units of Interest in Individual Flexible Premium Deferred Variable Annuity Contracts

VIP PREMIER DCA
Individual Flexible Premium Deferred Variable Annuity

Issued by
Nationwide Provident VA Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated November 1, 2001, as supplemented June 9, 2009, September 1, 2008,
 December 11, 2007, May 1, 2004, December 23, 2003 and October 1, 2002

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Contract by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the individual flexible premium deferred variable annuity contracts (each a “Contract”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Contracts; and the separate account that funds the benefits for your Contract, became a separate account of NLIC.  The Contracts have thereby become variable annuity contracts funded by a separate account of NLIC, and each Contract Owner has become a Contract Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the November 1, 2001 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Contract; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Contracts were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

1

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) (formerly Provident Mutual Life Insurance Company or PMLIC) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA, and Provident Mutual Life Insurance Company or PMLIC are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the list of Portfolios available under the Contract:

The following Funds are available under the Contracts:

Fidelity Variable Insurance Products Fund
MFS Variable Insurance Trust
Nationwide Variable Insurance Trust
PIMCO Variable Insurance Trust
Premier Variable Insurance Trust
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

The following is added to the Table of Contents:

APPENDIX A -- FINANCIAL HIGHLIGHTS..........A-1

The following replaces the definition of Money Market Subaccount in the Glossary:

The Subaccount that holds shares of the NVIT Money Market Fund- Class IV (“Money Market Portfolio”) of the Nationwide Variable Insurance Trust.

2

The following replaces the disclosure under the “TABLE OF EXPENSES” heading:

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and surrendering the Contract.  The first table describes the fees and expenses that an Owner will pay at the time that he or she buys the Contract, takes a withdrawal, surrenders the Contract, or transfers the Contract Account Value among the Subaccounts and/or the Guaranteed Account.  State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Maximum Contingent Deferred Sales Charge (as a percentage of each premium payments surrendered, withdrawn or annuitized)	7%
Transfer Processing Fee	No fee for the first 12 transfers in a Contract Year. $25 fee for each transfer thereafter during a Contract Year
Maximum Premium Tax Charge (as a percentage of purchase payments)1	5%

The next table describes the fees and expenses that an Owner will pay periodically during the time that he or she owns the Contract, not including Portfolio fees and expenses.

Recurring Contract Expenses
Variable Account Annual Expenses (as a percentage of Variable Account Value)
Annual Annuity Charge2	1.40%
Other Annual Expenses
Annual Administrative Fee3	$30 Per Contract Year
Optional Step-up Death Benefit Rider Charge (as a percentage of Contract Account Value)	0.25%

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by any of the Portfolios for the fiscal year ended December 31, 2008.  Expenses of the Portfolios may be higher or lower in the future.  The table does not reflect Short-Term Trading Fees.  More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
(expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.34%	1.32%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

1 NLIC will charge between 0% and 5% of purchase payments for premium taxes levied by state or other government entities.

2 Includes mortality and expense risk fees and administrative fees and expenses.

3 The Annual Administrative Fee is waived where Contract Account Value is $100,000 or more.

3

EXAMPLES

This Example is intended to help Contract Owners compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.  The Example does not reflect premium taxes, transfer charges or short-term trading fees, which if reflected, would result in higher expenses.

The Example assumes:

•	a $10,000 investment in the Contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the Portfolios;
•	the maximum Contingent Deferred Sales Charge (if applicable);
•	the Annual Annuity Charge;
•	the Optional Step-up Death Benefit Rider Charge; and
•	the $30 Annual Administration Fee is translated into an assumed 0.30% charge based on an estimated average Contract Account Value per Contract of $10,000.

For those Contracts that do not elect the Optional Step-up Death Benefit Rider, the expenses would be lower.

	If you surrender your Contract at the end of the applicable time period				If you annuitize your Contract at the end of the applicable time period				If you do not surrender your Contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Annual Portfolio Operating Expenses (1.32%)	$973	$1,603	$2,154	$3,686	--	$1,046	$1,771	$3,686	$343	$1,046	$1,771	$3,686
Minimum Total Annual Portfolio Operating Expenses (0.34%)	$870	$1,309	$1,665	$2,706	--	$740	$1,266	$2,706	$240	$740	$1,266	$2,706

The following replaces the disclosure under the “FINANCIAL HIGHLIGHTS” heading:

VARIABLE ACCOUNT FINANCIAL HIGHLIGHTS

Appendix A to this prospectus provides information about accumulation unit values and number of units outstanding for the Subaccounts.

The following replaces the disclosure under “PROVIDENT MUTUAL LIFE INSURANCE COMPANY (PMLIC),” and “PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT (VARIABLE ACCOUNT),” both under the “PMLIC, THE VARIABLE ACCOUNT AND THE PORTFOLIOS” heading:

Nationwide Life Insurance Company (NLIC)

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.

NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

Before January 1, 2010, the Contracts were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in

4

1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

Nationwide Provident VA Separate Account 1 (Variable Account)

Nationwide Provident VA Separate Account 1 (“Variable Account”) is a variable account that contains the Funds listed in this prospectus.  The Variable Account was established on October 19, 1992 under Pennsylvania law as the Provident Mutual Variable Annuity Separate Account.  On October 1, 2002, in connection with a sponsored demutualization the Variable Account changed its name to the Nationwide Provident VA Separate Account 1.  Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 (“1940 Act”), the SEC does not supervise the management of NLIC or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account’s own investment experience and not the investment experience of NLIC’s other assets.  The Variable Account’s assets are held separately from NLIC’s assets and are not chargeable with liabilities incurred in any other business of NLIC.  NLIC is obligated to pay all amounts promised to Contract Owners under the Contracts.

The Variable Account is divided into Subaccounts, each corresponding to a single Portfolio.  NLIC uses the assets of each Subaccount to buy shares of a corresponding Portfolio of a designated Fund based on Contract Owner instructions.

The following replaces the first paragraph under “PMLIC, THE VARIABLE ACCOUNT AND THE PORTFOLIOS: THE FUNDS” heading:

The Funds

The Variable Account currently invests in Portfolios of various series-type Funds, seven of which are available under the Contracts: Fidelity Variable Insurance Products Fund; MFS Variable Insurance Trust; Nationwide Variable Insurance Trust; PIMCO Variable Insurance Trust; Premier Variable Insurance Trust; Van Eck Worldwide Insurance Trust; and Wells Fargo Advantage Variable Trust (collectively the “Funds”).  Each of the Funds is registered with the SEC under the 1940 Act as an open-end investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds.

The following replaces the disclosure regarding the investment objectives of the Portfolios under “PMLIC, THE VARIABLE ACCOUNT AND THE PORTFOLIOS: THE FUNDS” heading:

The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Service Class 2
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Growth Opportunities Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital growth.

5

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

MFS® Variable Insurance Trust - MFS Growth Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust – MFS® Investors Trust Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS VIT New Discovery Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust – MFS® VIT Research Series: Service Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Nationwide Variable Insurance Trust - NVIT  Government Bond Fund: Class IV
Investment Adviser:	Capital Research and Management Company
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Capital Research and Management Company
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

6

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; JPMorgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500* Index Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

7

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

PIMCO Variable Insurance Trust – High Yield Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust – Total Return Portfolio: Administrative Class
Investment Adviser:	Pacific Investment Management Company LLC
Investment Objective:	Maximum total return consistent with preservation of capital and prudent investment management.

Premier Variable Insurance Trust- OpCap Managed Portfolio
Investment Adviser:	Allianz Global Investors Fund Management
Sub-adviser:	Oppenheimer Capital LLC and PIMCO
Investment Objective:	Growth of capital over time.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

8

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Discovery Fund
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Opportunity Fund
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long term growth of capital appreciation.

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

* “Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries.  The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Contract.  See “Standard & Poor's” in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

NLIC may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts or policies issued by NLIC.  These percentages differ, and some advisers (or affiliates) may pay NLIC more than others.

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.75% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Contract or other variable contracts that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

Add the following disclosure to the “DESCRIPTION OF ANNUITY CONTRACT: PURCHASING A CONTRACT” section:

Anti-Money Laundering.  In order to comply with the USA Patriot Act and rules promulgated thereunder, NLIC has implemented procedures designed to prevent Contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Add the following disclosure to the “DESCRIPTION OF ANNUITY CONTRACT: TRANSFER PRIVILEGE” section:

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Funds which allow the Funds to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLIC Contract Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLIC to restrict or prohibit further purchases or exchanges by Contract Owners that violate policies established by the Fund (whose policies may be more restrictive than our policies).

9

We are required to provide such transaction information to the Funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Fund.  NLIC and any affected Contract Owner may not have advance notice of such instructions from a Fund to restrict or prohibit further purchases or exchange requests.  If a Fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Contract Owner in their current Fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some Portfolios assess a short-term trading fee in connection with transfers from a Portfolio that occur within a specified number of days after the date of the allocation to the Portfolio.  Such fees are intended to compensate the Portfolio (and Contract Owners with interests allocated in the Portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Contract Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the Portfolio, not by NLIC, and are a part of the Portfolio’s assets.

The following replaces the disclosure under the “CHARGES AND DEDUCTIONS: PREMIUM TAXES” heading:

NLIC will charge against the Contract value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLIC will assess premium taxes to the contract at the time NLIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from death benefit proceeds.

The following replaces the disclosure under the “LEGAL PROCEEDINGS” heading:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators,

10

legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac”

11

McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the

12

plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to

13

exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

The following replaces the disclosure under the “FINANCIAL STATEMENTS” heading:

Financial statements for the Variable Account and consolidated financial statements for NLIC are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting our Service Center at (800) 848-6331.

14

The following replaces the “STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS”:

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT	2
The Company	2
The Variable Account	2
SERVICES	2
DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES	2
PURCHASE OF SECURITIES BEING OFFERED	3
UNDERWRITERS	3
ADDITIONAL CONTRACT PROVISIONS	3
The Contract	3
Incontestability	3
Misstatement Of Age Or Sex	3
Non-Participation	4
CALCULATION OF YIELDS AND TOTAL RETURNS	4
Money Market Subaccount Yields	4
Other Subaccount Yields	5
Average Annual Total Returns	6
Other Total Returns	7
Effect Of The Annual Administrative Fee On Performance Data	7
ANNUITY PAYMENTS	7
STANDARD & POOR’S	7
SAFEKEEPING OF ACCOUNT ASSETS	8
STATE REGULATION	8
RECORDS AND REPORTS	8
EXPERTS	9
OTHER INFORMATION	9
FINANCIAL INFORMATION	9
FINANCIAL STATEMENTS	10

15

The following replaces “APPENDIX A -- Financial Highlights”:

The following Condensed Financial Information is derived from the financial statements of the variable account as of December 31, 2008.  The data should be read in conjunction with the financial statements, related notes, and other financial information included in the SAI under the caption "Financial Statements."

As used in this appendix, the term "Period" is defined as a complete calendar year.  Those Periods with an asterisk (*) reflect accumulation unit value information for a partial year only.

The following underlying mutual funds were added to the variable account on May 1, 2009; therefore, no Condensed Financial Information is available:
Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class IV
Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class II

The following underlying mutual funds were added to the variable account on April 24, 2009; therefore, no Condensed Financial Information is available:
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Service Class 2	742.02	419.32	-43.49%	17	2008
	641.53	742.02	15.66%	11	2007
	583.81	641.53	9.89%	11	2006
	507.53	583.81	15.03%	11	2005
	446.93	507.53	13.56%	5	2004
	353.54	446.93	26.42%	5	2003
	500.00	353.54	-29.29%	8	2002*

Fidelity Variable Insurance Products Fund - VIP Growth Opportunities Portfolio: Service Class 2	495.52	219.21	-55.76%	14	2008
	408.89	495.52	21.19%	14	2007
	394.45	408.89	3.66%	14	2006
	368.06	394.45	7.17%	14	2005
	349.18	368.06	5.41%	14	2004
	273.64	349.18	27.61%	14	2003
	500.00	273.64	-45.27%	14	2002*

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2	433.19	225.07	-48.04%	113	2008
	346.85	433.19	24.89%	123	2007
	330.04	346.85	5.09%	128	2006
	317.22	330.04	4.04%	127	2005
	311.96	317.22	1.69%	117	2004
	238.68	311.96	30.70%	107	2003
	500.00	238.68	-52.26%	57	2002*

MFS® Variable Insurance Trust - MFS Growth Series: Service Class	330.32	203.42	-38.42%	28	2008
	277.15	330.32	19.18%	28	2007
	261.17	277.15	6.12%	28	2006
	243.14	261.17	7.42%	29	2005
	218.75	243.14	11.15%	29	2004
	170.72	218.75	28.13%	29	2003
	261.75	170.72	-34.78%	34	2002
	500.00	261.75	-47.65%	0	2001*

16

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

MFS® Variable Insurance Trust - MFS Investors Trust Series: Service Class	530.51	349.17	-34.18%	0	2008
	488.97	530.51	8.50%	189	2007
	440.00	488.97	11.13%	190	2006
	416.90	440.00	5.54%	191	2005
	380.45	416.90	9.58%	192	2004
	316.67	380.45	20.14%	196	2003
	407.30	316.67	-22.25%	196	2002
	500.00	407.30	-18.54%	0	2001*

MFS® Variable Insurance Trust - MFS New Discovery Series: Service Class	466.70	278.33	-40.36%	12	2008
	462.90	466.70	0.82%	12	2007
	415.66	462.90	11.37%	12	2006
	401.31	415.66	3.58%	12	2005
	383.18	401.31	4.73%	12	2004
	291.22	383.18	31.58%	12	2003
	433.05	291.22	-32.75%	24	2002
	500.00	433.05	-13.39%	0	2001*

MFS® Variable Insurance Trust - Research Series: Service Class	459.42	288.77	-37.14%	0	2008
	412.59	459.42	11.35%	435	2007
	379.67	412.59	8.67%	437	2006
	357.91	379.67	6.08%	437	2005
	314.06	357.91	13.96%	439	2004
	256.09	314.06	22.64%	442	2003
	344.98	256.09	-25.77%	411	2002
	500.00	344.98	-31.00%	0	2001*

NVIT - JPMorgan NVIT Balanced Fund: Class IV	1,083.18	795.11	-26.59%	805	2008
	1,049.73	1,083.18	3.19%	715	2007
	947.88	1,049.73	1.20%	767	2006
	936.65	947.88	1.20%	854	2005
	875.09	936.65	7.03%	1,131	2004
	749.72	875.09	16.72%	1,205	2003
	847.34	749.72	-11.52%	1,344	2002(a)
	500.00	847.34	69.47%	1,466	2001(a)

NVIT - NVIT Government Bond Fund: Class IV	850.95	903.03	6.12%	805	2008
	804.57	850.95	5.76%	651	2007
	789.52	804.57	1.91%	707	2006
	775.98	789.52	1.74%	1,103	2005
	762.04	775.98	1.83%	1,260	2004
	748.98	762.04	1.74%	1,664	2003
	696.40	748.98	7.55%	2,138	2002(a)
	657.46	696.40	5.92%	1,555	2001(a)

17

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT - NVIT Growth Fund: Class IV	566.80	342.14	-39.64%	805	2008
	480.81	566.80	17.88%	928	2007
	459.24	480.81	4.70%	1,178	2006
	437.26	459.24	5.03%	1,733	2005
	409.97	437.26	6.66%	1,887	2004
	315.65	409.97	29.88%	2,371	2003
	445.29	315.65	-29.11%	2,531	2002(a)
	576.76	445.29	-22.79%	2,326	2001(a)

NVIT - NVIT Mid Cap Growth Fund: Class IV	1,972.88	1,048.51	-46.85%	434	2008
	1,835.03	1,972.88	7.51%	532	2007
	1,692.69	1,835.03	8.41%	778	2006
	1,563.01	1,692.69	8.30%	1,141	2005
	1,374.35	1,563.01	13.73%	1,351	2004
	1,004.03	1,374.35	36.88%	1,786	2003
	1,311.73	1,004.03	-23.46%	1,925	2002(a)
	1,170.95	1,311.73	12.02%	2,177	2001(a)

NVIT - NVIT Money Market Fund: Class IV	708.11	713.21	0.72%	2,156	2008
	684.44	708.11	3.46%	2,339	2007
	663.15	684.44	3.21%	3,013	2006
	654.07	663.15	1.39%	4,261	2005
	657.21	654.07	-0.48%	5,206	2004
	661.63	657.21	-0.67%	7,541	2003
	661.98	661.63	-0.05%	10,840	2002(a)
	647.63	661.98	2.22%	10,182	2001(a)

NVIT - NVIT Multi-Manager International Value Fund: Class IV	1,556.44	823.42	-47.10%	533	2008
	1,534.07	1,556.44	1.46%	816	2007
	1,267.44	1,534.07	21.04%	952	2006
	1,147.85	1,267.44	10.42%	1,064	2005
	969.72	1,147.85	18.37%	1,581	2004
	709.93	969.72	36.59%	1,684	2003
	809.77	709.93	-12.33%	2,158	2002(a)
	934.58	809.77	-13.35%	2,275	2001(a)

NVIT - NVIT Multi-Manager Small Cap Value Fund: Class IV	760.37	507.81	-33.22%	448	2008
	828.52	760.37	-8.23%	895	2007
	715.62	828.52	15.78%	1,153	2006
	704.07	715.62	1.64%	1,434	2005
	608.69	704.07	15.67%	2,027	2004
	409.44	608.69	48.66%	2,429	2003
	491.28	409.44	-16.66%	2,483	2002(a)
	441.75	491.28	11.21%	2,553	2001(a)

18

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT - NVIT Multi-Manager Small Company Fund: Class IV	769.96	469.30	-39.05%	618	2008
	764.42	769.96	0.72%	889	2007
	691.85	764.42	10.49%	1,205	2006
	624.64	691.85	10.76%	1,597	2005
	532.20	624.64	17.37%	2,014	2004
	372.10	532.20	43.03%	2,894	2003
	593.28	372.10	-37.28%	2,796	2002(a)
	715.66	593.28	-17.10%	2,699	2001(a)

NVIT - NVIT Nationwide Fund: Class IV	1,312.21	756.30	-42.36%	805	2008
	1,230.14	1,312.21	6.67%	899	2007
	1,097.81	1,230.14	12.05%	1,138	2006
	1,036.15	1,097.81	5.95%	1,492	2005
	957.39	1,036.15	8.23%	2,064	2004
	761.68	957.39	25.69%	2,598	2003
	1,005.91	761.68	-24.28%	3,131	2002(a)
	1,170.95	1,005.91	-14.09%	3,766	2001(a)

NVIT - NVIT S&P 500 Index Fund: Class IV	1,631.92	1,009.13	-38.16%	1,687	2008
	1,574.59	1,631.92	3.64%	2,165	2007
	1,384.58	1,574.59	13.72%	2,983	2006
	1,340.39	1,384.58	3.30%	3,999	2005
	1,229.14	1,340.39	9.05%	5,037	2004
	971.28	1,229.14	26.55%	6,518	2003
	1,267.94	971.28	-23.40%	7,872	2002(a)
	1,465.42	1,267.94	-13.48%	9,018	2001(a)

NVIT - Van Kampen NVIT Comstock Value Fund: Class IV	692.69	430.56	-37.84%	459	2008
	718.21	692.69	-3.55%	1,073	2007
	628.19	718.21	14.33%	1,332	2006
	610.41	628.19	2.91%	1,776	2005
	527.19	610.41	15.79%	1,938	2004
	406.67	527.19	29.64%	2,311	2003
	482.00	406.67	-15.63%	2,446	2002(a)
	492.50	482.00	-2.13%	1,787	2001(a)

PIMCO Variable Insurance Trust - High Yield Portfolio: Administrative Class	712.45	537.22	-24.60%	0	2008
	698.06	712.45	2.06%	84	2007
	649.05	698.06	7.55%	82	2006
	632.24	649.05	2.66%	82	2005
	585.44	632.24	7.99%	82	2004
	483.33	585.44	21.13%	82	2003
	496.28	483.33	-2.61%	82	2002
	500.00	496.28	-0.74%	0	2001*

19

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class	750.34	774.97	3.28%	131	2008
	699.87	750.34	7.21%	358	2007
	683.48	699.87	2.40%	358	2006
	676.74	683.48	1.00%	355	2005
	654.41	676.74	3.41%	353	2004
	631.84	654.41	3.57%	354	2003
	576.37	631.84	9.62%	349	2002
	500.00	576.37	15.27%	0	2001*

Premier VIT - OpCap Equity Portfolio	1,586.70	957.25	-39.67%	276	2008
	1,545.67	1,586.70	2.65%	321	2007
	1,359.65	1,545.67	13.68%	508	2006
	1,288.04	1,359.65	5.56%	723	2005
	1,167.00	1,288.04	10.37%	888	2004
	920.44	1,167.00	26.79%	1,341	2003
	1,187.77	920.44	-22.51%	1,741	2002
	1,295.47	1,187.77	-8.31%	2,252	2001

Premier VIT - OpCap Managed Portfolio	1,439.62	997.05	-30.74%	825	2008
	1,416.79	1,439.62	1.61%	958	2007
	1,310.24	1,416.79	8.13%	1,326	2006
	1,262.02	1,310.24	3.82%	1,767	2005
	1,155.41	1,262.02	9.23%	2,521	2004
	962.36	1,155.41	20.06%	2,946	2003
	1,174.16	962.36	-18.04%	3,529	2002
	1,252.24	1,174.16	-6.24%	4,545	2001

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class	822.11	839.93	2.17%	171	2008
	759.96	822.11	8.18%	114	2007
	723.74	759.96	5.00%	107	2006
	756.87	723.74	-4.38%	221	2005
	703.19	756.87	7.63%	273	2004
	603.49	703.19	16.52%	350	2003
	503.05	603.49	19.97%	403	2002
	537.64	503.05	-6.43%	96	2001

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class	1,430.89	496.93	-65.27%	524	2008
	1,054.51	1,430.89	35.69%	780	2007
	766.59	1,054.51	37.56%	1,119	2006
	588.92	766.59	30.17%	1,419	2005
	474.40	588.92	24.14%	1,590	2004
	312.00	474.40	52.05%	1,919	2003
	325.87	312.00	-4.26%	2,013	2002
	336.57	325.87	-3.18%	1,857	2001

20

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class	1,762.40	936.26	-46.88%	46	2008
	1,229.65	1,762.40	43.33%	62	2007
	1,001.61	1,229.65	22.77%	109	2006
	669.66	1,001.61	49.57%	149	2005
	547.76	669.66	22.25%	125	2004
	382.88	547.76	43.06%	166	2003
	399.66	382.88	-4.20%	195	2002
	452.62	399.66	-11.70%	432	2001

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Portfolio: Initial Class	1,286.30	569.28	-55.74%	84	2008
	1,293.03	1,286.30	-0.52%	151	2007
	1,001.55	1,293.03	29.10%	349	2006
	839.30	1,001.55	19.33%	610	2005
	624.86	839.30	34.32%	614	2004
	471.12	624.86	32.63%	592	2003
	500.20	471.12	-5.81%	630	2002
	481.58	500.20	3.87%	536	2001

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Discovery Fund	401.54	220.32	-45.13%	398	2008
	332.92	401.54	20.61%	1,198	2007
	294.47	332.92	13.06%	1,579	2006
	272.44	294.47	8.09%	2,308	2005
	231.87	272.44	17.50%	3,057	2004(b)
	175.19	231.87	32.35%	3,329	2003(b)
	284.48	175.19	-38.42%	3,126	2002(b)
	416.75	284.48	-31.74%	2,573	2001(b)

	660.39	390.08	-40.93%	144	2008
Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Opportunity Fund: Investor Class	628.02	660.39	5.15%	213	2007
	567.57	628.02	10.65%	251	2006
	533.48	567.57	6.39%	613	2005
	457.62	533.48	16.58%	1,012	2004(b)
	338.72	457.62	35.10%	1,301	2003(b)
	467.70	338.72	-27.58%	1,262	2002(b)
	494.33	467.70	-5.39%	1,008	2001(b)

21

(a)	Effective following the close of business on April 25, 2003, portfolios of the Market Street Fund merged with and into the Nationwide Variable Insurance Trust as follows:

Market Street Fund	Nationwide Variable Insurance Trust
All Pro Broad Equity Portfolio	NVIT Nationwide Fund
Money Market Portfolio	NVIT Money Market Fund
Bond Portfolio	NVIT Government Bond Fund
Balanced Portfolio	JPMorgan NVIT Balanced Fund
Mid Cap Growth Portfolio	NVIT Mid Cap Growth Fund
International Portfolio	NVIT Multi-Manager International Value Fund
All Pro Large Cap Growth Portfolio	NVIT Growth Fund
All Pro Large Cap Value Portfolio	Van Kampen NVIT Comstock Value Fund
All Pro Small Cap Growth Portfolio	NVIT Multi-Manager Small Company Fund
All Pro Small Cap Value Portfolio	NVIT Multi-Manager Small Cap Value Fund
Equity Index 500 Portfolio	NVIT S&P 500 Index Fund

Sub-account performance prior to the close of business on April 25, 2003 reflects performance for the corresponding Market Street Fund.

(b)	Effective following the close of business on April 8, 2005, certain portfolios of the Strong trusts merged with and into portfolios of the Wells Fargo Advantage Funds Variable Trust as follows:

Strong Opportunity Fund II	Wells Fargo Advantage Funds Variable Trust
Strong Opportunity Fund II: Investor Class	VT Opportunity Fund

Strong Variable Insurance Funds	Wells Fargo Advantage Funds Variable Trust
Strong Mid Cap Growth Fund II: Investor Class	VT Discovery Fund

Sub-account performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong fund.

22

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated November 1, 2001

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

1

Nationwide Life Insurance Company of America: • Nationwide Provident VA Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated November 1, 2001

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

1

Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1

Prospectus supplement dated June 9, 2009

to Prospectus dated November 1, 2001

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following underlying mutual funds are available as investment options under your contract:

•	Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
•	Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class II

•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

2.           Effective May 1, 2009, the “Appendix A” is amended to include the following:

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                          AllianceBernstein L.P.
Investment Objective:                                          Seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class II
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                           OppenheimerFunds, Inc.
Investment Objective:                                           Seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:                                             Nationwide Fund Advisors
Investment Objective:                                           High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:                                             Nationwide Fund Advisors
Sub-adviser:                                                           Neuberger Berman Management Inc. and American Century Investment     Management Inc.
Investment Objective:                                         The fund seeks long-term capital growth.

1

3.	Effective May 1, 2009, the “Appendix B: Condensed Financial Information” is amended to include the following after the first paragraph:

The Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI,
Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class II, Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II, Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I, were added to the variable account effective May 1, 2009. Therefore, no Condensed Financial Information is available.

5.           The following underlying mutual fund has changed its subadviser:
Underlying Mutual Fund	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

6.	Effective May 1, 2009, the following underlying mutual fund liquidated and has merged into a new underlying mutual fund as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JPMorgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II
Premier VIT – OpCap Equity Portfolio	Nationwide Variable Insurance Trust – NVIT Money Market Fund: Class IV

Consequently, all references in the prospectus to a Liquidated Underlying Mutual Fund means the corresponding Merged Underlying Mutual Fund.

7.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

2

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

8.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance

3

producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs

4

filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

5

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

6

VIP PREMIER DCA SUPPLEMENT

Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1 • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Market Street VIP/2	5/1/2002
VIP	5/2/1994

Nationwide Life and Annuity Insurance Company of America • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Options VIP	5/1/2001
VIP	5/2/1994
Market Street VIP/2	5/1/2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The following provision is added to the “Federal Tax Status” section as follows:

In March 2008, the IRS issued Rev. Proc. 2008-24, which addresses the income tax consequences of the direct transfer of a portion of the cash value of an annuity contract in exchange for the issuance of a second annuity contract.  A direct transfer that satisfies the revenue procedure will be treated as a tax-free exchange under section 1035 of the Internal Revenue Code if, for a period of at least 12 months from the date of the direct transfer, there are no distributions or surrenders from either annuity contract involved in the exchange.  In addition, the tax-free status of the exchange may still be preserved despite a distribution or surrender from either contract if the contract owner can show that between the date of the direct transfer and the distribution or surrender, one of the conditions described under section 72(q)(2) of the Internal Revenue Code that would exempt the distribution from the 10% early distribution penalty (such as turning age 59½, or becoming disabled; but not a series of substantially equal periodic payments or an immediate annuity) or “other similar life event” such as divorce or loss of employment occurred.  Absent a showing of such an occurrence, Rev. Proc. 2008-24 concludes that the direct transfer would fail to qualify as a tax-free 1035 exchange, and the full amount transferred from the original contract would be treated as a taxable distribution, followed by the purchase of a new annuity contract.  Rev. Proc. 2008-24 applies to direct transfers completed on or after June 30, 2008.  Please discuss any tax consequences concerning any contemplated or completed transactions with a professional tax advisor.

1

NLICA VIP PREMIER DCA - 403B SUPPLEMENT

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1	Nationwide Life and Annuity Company of America • Nationwide Provident VA Separate Account A

Prospectus supplement dated December 11, 2007

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective immediately, the “Introduction” within the “Federal Tax Status” section of your prospectus is amended to add the following new paragraph:

Final 403(b) Regulations were issued by the Internal Revenue Service that impose certain restrictions on non-taxable transfers or exchanges of one 403(b) Tax Sheltered Annuity contract for another.  Nationwide will no longer issue or accept applications for new and/or in-service transfers to new or existing Nationwide individual 403(b) Tax Sheltered Annuity contracts used for salary reduction plans not subject to ERISA.  Nationwide will continue to accept applications and in-service transfers for individual 403(b) Tax Sheltered Annuity contracts used for 403(b) plans that are subject to ERISA and certain state Optional Retirement Plans and/or Programs  that have purchased at least one individual annuity contract issued by Nationwide prior to September 25, 2007.

1

Nationwide Life Insurance Company of America:

o Nationwide Provident VA Separate Account 1

Nationwide Life and Annuity Company of America:

o Nationwide Provident VA Separate Account A

Prospectus supplement dated May 1, 2004

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

1. The Van Eck Worldwide Insurance Trust funds have added a share class designation. All of the Van Eck Worldwide Insurance Trust funds available in your contract are Initial Class.

2. The provisions relating to transfers among and between the Subaccounts are amended to reflect the following:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as "market-timing," "short-term trading," or "disruptive trading"). We discourage (and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners. Short-term trading can result in:

o the dilution of the value of Owners' interests in the Portfolio;

o Portfolio managers taking actions that negatively impact performance (keeping a larger portion of the Portfolio's assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. Mail Restrictions. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:

1

         Trading Behavior                                         Our Response
-------------------------------------------------------------------------------------------
6 or more transfers in one calendar quarter     We will mail a letter to the
                                                owner notifying him that:
-------------------------------------------------------------------------------------------
           (1) they have been identified as
           engaging in harmful trading practices; and
                                                (2) if their transfers exceed 11 in 2
consecutive calendar quarters or 20 in
                                                     one calendar year, the Owner will be
limited to submitting transfer
                         requests via U.S. mail.
----------------------------------------------- -------------------------------------------
----------------------------------------------- -------------------------------------------
More than 11 transfers in 2 consecutive         We will automatically limit the Owner
calendar quarters                               to submitting transfer requests via U.S.
OR
mail.
More than 20 transfers in one calendar year.

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by U.S. mail. Transfers submitted with a one-day delay are irrevocable.

Managers of Multiple Contracts. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners, Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly. Some transfers do not count as transfers for purposes of monitoring for disruptive trading.

2

SUPPLEMENT DATED DECEMBER 23, 2003 TO

PROSPECTUSES DATED MAY 1, 2002, NOVEMBER 1, 2001, AND MAY 1, 2001 FOR

NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1

MARKET STREET VIP/2

VIP EXTRA CREDIT

VIP PREMIER DCA

NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A

OPTIONS VIP

VIP EXTRA CREDIT

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

OPTIONS VL

THIS SUPPLEMENT UPDATES PROSPECTUS DISCLOSURE FOR THE ABOVE CONTRACTS AND POLICY. IN CONSULTATION WITH MANY OF THE PORTFOLIOS AVAILABLE THROUGH THE VARIABLE (OR SEPARATE) ACCOUNTS, WE ARE CURRENTLY EVALUATING OUR POLICIES AND PROCEDURES WITH RESPECT TO TRANSFER REQUESTS.

Under "Transfer Privilege" or "Transfers of Policy Account Value," remove and replace the third paragraph with the following paragraphs:

Disruptive trading practices, which hamper the orderly pursuit of stated investment objectives by Portfolio managers, may adversely affect the performance of the Subaccounts. In instances of disruptive trading that we may determine to be, or may have already determined to be, harmful to Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading. If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected requestor in a timely manner of any actions we take to restrict his or her ability to make transfers.

We may add new Portfolios, or new share classes of currently available Portfolios, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by a Portfolio when you transfer out of a Subaccount before the end of a stated period. These fees will only apply to Subaccounts invested in Portfolios that impose such a charge. The Portfolio intends short-term trading fees to compensate the Portfolio and its shareholders for the negative impact on performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies. The fees are not intended to adversely impact Owners not engaged in such strategies. The Variable (or Separate) Account will collect the short-term trading fees at the time of the transfer by reducing the Owner's Subaccount value. We will remit all such fees to the Portfolio.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE. IF YOU HAVE ANY QUESTIONS, CALL US AT (800) 688-5177 OR YOUR REGISTERED REPRESENTATIVE.

1

PROVIDENT MUTUAL LIFE INSURANCE COMPANY

PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT

PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA

PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT

PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

SUPPLEMENT DATED OCTOBER 1, 2002 TO THE

PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,

MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED "NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED "NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide Life Insurance Company of America" and/or "Nationwide Life and Annuity Company of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

- The Provident Mutual Variable Annuity Separate Account is now the

"NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

- The Provident Mutual Variable Life Separate Account is now the

"NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

- The Providentmutual Variable Annuity Separate Account is now the

"NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

- The Providentmutual Variable Life Separate Account is now the

"NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization. Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.

RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

1

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE PORTFOLIO ASSETS):

                                       Management  Other   Gross Total Net Total
                                          Fees    Expenses   Annual    Annual
                                                            Expenses Expenses(2)
MARKET STREET FUND(1)
All Pro Broad Equity Portfolio            0.74%    0.31%      1.05%      0.90%
All Pro Large Cap Growth Portfolio        0.70%    0.31%      1.01%      0.90%
All Pro Large Cap Value Portfolio         0.70%    0.31%      1.01%      0.90%
All Pro Small Cap Growth Portfolio        0.90%    0.31%      1.21%      1.10%
All Pro Small Cap Value Portfolio         0.90%    0.29%      1.19%      1.10%
Equity 500 Index Portfolio                0.24%    0.27%      0.51%      0.28%
International Portfolio                   0.75%    0.30%      1.05%      1.05%
Mid Cap Growth Portfolio                  0.75%    0.31%      1.06%      0.95%
Balanced Portfolio                        0.55%    0.31%      0.86%      0.86%
Bond Portfolio                            0.40%    0.29%      0.69%      0.68%
Money Market Portfolio                    0.25%    0.30%      0.55%      0.50%

(1) Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500 Index Portfolio). This administrative service expense is payable to Nationwide Life Insurance Company of America ("NLICA") or Nationwide Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

(2) For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an affiliate of Nationwide Financial, replaced Market Street Investment Management Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates, Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

* * *

This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800) 688-5177 or your registered representative.

2

Interests in Individual Flexible Premium Deferred Variable Annuity Contracts Issued By Provident Mutual Variable Annuity Separate Account and Provident Mutual Life Insurance Company		PROSPECTUS November 1, 2001
Service Center 300 Continental Drive Newark, Delaware 19713	Main Administrative Offices 1000 Chesterbrook Blvd. Berwyn, Pennsylvania 19312
Phone: 1-800-688-5177

This prospectus describes an individual flexible premium deferred variable annuity contract ("Contract") issued by Provident Mutual Life Insurance Company.  This prospectus provides information that a prospective owner should know before investing in the Contract.

You can allocate your Contract's values to:

–	Provident Mutual Variable Annuity Separate Account (the "Variable Account"), which invests in the portfolios listed below; or

–	the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Variable Account (the "Portfolios") must accompany this prospectus. Please read these documents before investing and save them for future reference.

To learn more about the Contract, you should read the Statement of Additional Information (“SAI”) dated November 1, 2001. For a free copy of the SAI, please call or write to us at our Service Center.

The SAI has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference into this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. The SEC maintains an Internet website   (http://www.sec.gov) that contains the SAI and other information.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please note that the contract and the Portfolios:
–	are not guaranteed to achieve their goal;
–	are not federally Insured;
–	are not endorsed by any bank or government agency; and
–	are subject to risks, including loss of the amount invested.

It may not be advantageous to replace existing insurance with the Contract.

The following Portfolios are available under the Contract:

–	MARKET STREET FUND
All Pro Broad Equity Portfolio
All Pro Large Cap Growth Portfolio
All Pro Large Cap Value Portfolio
All Pro Small Cap Growth Portfolio
All Pro Small Cap Value Portfolio
Equity 500 Index Portfolio
International Portfolio
Mid Cap Growth Portfolio
Balanced Portfolio
Bond Portfolio
Money Market Portfolio

–	MFS VARIABLE INSURANCE TRUST (SERVICE CLASS)
MFS Emerging Growth Series
MFS Investors Trust Series
MFS New Discovery Series
MFS Research Series

–	OCC ACCUMULATION TRUST
Equity Portfolio
Managed Portfolio

–	PIMCO VARIABLE INSURANCE TRUST
        PIMCO High Yield Portfolio
PIMCO Total Return Portfolio

–	STRONG VARIABLE INSURANCE FUNDS, INC.
Strong Mid Cap Growth Fund II

–	STRONG OPPORTUNITY FUND II, INC.
Strong Opportunity Fund II

–	VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond Portfolio
Worldwide Emerging Markets Portfolio
Worldwide Hard Assets Portfolio
Worldwide Real Estate Portfolio

–	VARIABLE INSURANCE PRODUCTS FUND III
VIP III Contrafund® Portfolio
VIP III Growth Portfolio
VIP III Growth Opportunities Portfolio
VIP III Overseas Portfolio

Glossary

ACCUMULATION UNIT
A unit of measure used to calculate Subaccount Value.

ANNUITANT
The person whose life determines the annuity payments payable under the Contract.

ANNUITY CHARGE
The fee we charge for assuming mortality and risk expenses and administrative expenses.

ANNUITY DATE
The date as of which Surrender Value is applied to a Payment Option. The last possible Annuity Date is the Maturity Date.

APPLICATION
The application you must complete to purchase a Contract plus all forms required by us or applicable law.

BENEFICIARY
The person to whom we pay the death benefit upon the death of the Owner or the Annuitant. If the Contract has joint Owners, then the surviving joint Owner is the Beneficiary.

CANCELLATION (FREE LOOK) PERIOD
The period described in this prospectus during which the Owner may return this Contract for a refund.

CODE
The Internal Revenue Code of 1986, as amended.

CONTRACT
The individual flexible premium deferred variable annuity contract issued by us and offered in this prospectus.

CONTRACT ACCOUNT VALUE
The sum of the Variable Account Value and the Guaranteed Account Value.

CONTRACT ANNIVERSARY
The same date in each Contract Year as the Contract Date.

CONTRACT DATE
The date as of which we issue the Contract and upon which the Contract becomes effective. The Contract Date is used to determine Contract Years and Contract Anniversaries.

CONTRACT YEAR
A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

FREE WITHDRAWAL AMOUNT
During the first Contract Year, an amount equal to 10% of the premium payments in the first Contract Year. For all other Contract Years, an amount equal to 10% of the Contract Account Value at the start of that Contract Year.

FUND
Any mutual fund in which a Subaccount invests.

GENERAL ACCOUNT
The assets that belong to us other than those allocated to the Variable Account or any of our other separate accounts.

GUARANTEED ACCOUNT
An account that is part of our General Account and is not part of, or dependent upon, the investment performance of the Variable Account.

GUARANTEED ACCOUNT VALUE
The Net Premiums and associated Credit Amounts allocated, and other amounts transferred, to the Guaranteed Account, plus interest credited to the Guaranteed Account, minus amounts deducted, transferred, or withdrawn from the Guaranteed Account.

MATURITY DATE
The last date as of which the Contract Account Value may be applied to a Payment Option. The latest possible Maturity Date is the Contract Anniversary on or following the Annuitant's age 90. Notwithstanding the Maturity Date, Qualified Contracts may require that distributions begin at an earlier date.

MONEY MARKET SUBACCOUNT
The Subaccount that holds shares of Money Market Portfolio of Market Street Fund.

NET ASSET VALUE PER SHARE
The value per share of any Portfolio on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for a Portfolio.

NET PREMIUM
The premium you pay less any premium tax deducted from the premium.

1

NON-QUALIFIED CONTRACT
A Contract that is not a Qualified Contract.

Notice
A request or notice in writing or otherwise in a form satisfactory to us that is signed by you and received at our Service Center. You may obtain the necessary form by calling us at (800) 688-5177.

Owner (you, your)
The person who owns the Contract. The Owner is entitled to exercise all rights and privileges provided in the Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. Joint Owners must be spouses.

Payee
The person entitled to receive annuity payments under the Contract. The Annuitant is the Payee unless the Owner designates a different person as Payee.

Payment Option
One of the annuity payment options available under the Contract.

PMLIC (we, our, us)
Provident Mutual Life Insurance Company.

Portfolio
An investment portfolio of a Fund.

Qualified Contract
A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Rider
An amendment, addition, or endorsement to the Contract that changes the terms of the Contract by: (1) expanding Contract benefits; (2) restricting Contract benefits; or (3) excluding certain conditions from the Contract's coverage. A Rider that is added to the Contract becomes part of the Contract.

SEC
The U.S. Securities and Exchange Commission.

Service Center
Our technology and service office at 300 Continental Drive, Newark, Delaware 19713.

Subaccount
A subdivision of the Variable Account.

SUBACCOUNT VALUE
Before the Annuity Date, the amount equal to that part of any Net Premium and associated Credit Amounts allocated to a Subaccount plus any amounts transferred to that Subaccount as adjusted by any interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable Surrender Charges and premium tax charges), other charges and any amounts transferred out of that Subaccount.

SURRENDER CHARGE
A charge we deduct if a withdrawal or surrender occurs during the first nine Contract Years after a premium payment is received. The Surrender Charge is separately calculated and applied to each premium payment at the time a portion of that premium payment is surrendered, withdrawn, or applied to a Payment Option on the Annuity Date. This charge is sometimes called a "contingent deferred sales charge."

SURRENDER VALUE
The Contract Account Value less: (1) any applicable Surrender Charge, (2) premium tax charges not previously deducted, and (3) the annual contract maintenance fee.

TRANSFER PROCESSING FEE
The fee we charge for additional Subaccount amounts transferred after the twelfth transfer of Subaccount amounts within one Contract Year.

VALUATION DAY
For each Subaccount, each day that the New York Stock Exchange is open for business and on days when trading of shares within a Subaccount is sufficient to affect materially the value of the Subaccount.

VALUATION PERIOD
The period beginning at the close of business on one Valuation Day (usually 4:00 p.m. Eastern time) and continuing to the close of business on the next Valuation Day.

VARIABLE ACCOUNT
Provident Mutual Variable Annuity Separate Account.

VARIABLE ACCOUNT VALUE
The sum of all Subaccount Values.

2

TABLE OF EXPENSES

The following information regarding expenses assumes that the entire Contract Account Value is in the Variable Account.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Premiums...                                                                 None

Maximum Contingent Deferred Sales
   Charge (as a percentage of each
   premium payment surrendered,
   withdrawn, or annuitized)……………………7%
Transfer Processing Fee……………………….No fee for first twelve transfers in Contract Year.
                                                                            $25 fee for each transfer thereafter during Contract Year.

OTHER ANNUAL EXPENSES
Optional Step-up Death Benefit

    Rider Charge (as a percentage of

    Contract Account Value)…………………….0.25%

Annual Administrative Fee (1)…………….…$30 per Contract Year

VARIABLE ACCOUNT ANNUAL EXPENSES
    (as a percentage of Variable

     Account Value)

Annual Annuity Charge………………………..1.40%   (the Annual Annuity Charge includes mortality and
                                                                                      expense risk fees and administrative fees and
                                                                                      expenses)

ANNUAL PORTFOLIO OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE PORTFOLIO ASSETS):
PORTFOLIO	MANAGEMENT FEES(2)	12B-1 FEES	OTHER EXPENSES(3)	GROSS TOTAL ANNUAL EXPENSES	NET TOTAL ANNUAL EXPENSES(4)
Market Street Fund(2)
All Pro Broad Equity Portfolio	0.75%	N/A	0.26%	1.01%	0.91%
All Pro Large Cap Growth Portfolio	0.70%	N/A	0.27%	0.97%	0.90%
All Pro Large Cap Value Portfolio	0.70%	N/A	0.32%	1.02%	0.90%
All Pro Small Cap Growth Portfolio	0.90%	N/A	0.27%	1.17%	1.10%
All Pro Small Cap Value Portfolio	0.90%	N/A	0.34%	1.24%	1.10%
Equity 500 Index Portfolio	0.24%	N/A	0.26%	0.50%	0.28%
International Portfolio	0.75%	N/A	0.30%	1.05%	1.05%
Mid Cap Growth Portfolio	0.75%	N/A	0.26%	1.01%	0.95%
Balanced Portfolio	0.55%	N/A	0.27%	0.82%	0.82%
Bond Portfolio	0.40%	N/A	0.27%	0.67%	0.67%
Money Market Portfolio	0.25%	N/A	0.26%	0.51%	0.50%
MFS Variable Insurance Trust (Service Class)
Emerging Growth Portfolio	0.75%	0.20%	0.10%	1.05%	1.04%
Investors Trust Portfolio	0.75%	0.20%	0.12%	1.07%	1.06%
New Discovery Portfolio	0.90%	0.20%	0.19%	1.29%	1.25%
Research Portfolio	0.75%	0.20%	0.10%	1.05%	1.04%

3

PORTFOLIO	MANAGEMENT FEES(2)	12B-1 FEES	OTHER EXPENSES(3)	GROSS TOTAL ANNUAL EXPENSES	NET TOTAL ANNUAL EXPENSES(4)
OCC Accumulation Trust
Equity Portfolio	0.80%	N/A	0.15%	0.95%	0.95%
Managed Portfolio	0.78%	N/A	0.08%	0.86%	0.86%
PIMCO Variable Insurance Trust(Administrative Class)
High Yield Portfolio	0.25%	N/A	0.50%	0.75%	0.75%
Total Return Portfolio	0.25%	N/A	0.41%	0.66%	0.65%
Strong Variable Insurance Funds, Inc.
Mid Cap Growth Fund II Portfolio	1.00%	N/A	0.16%	1.16%	1.15%
Strong Opportunity Fund II, Inc.
Opportunity Fund II Portfolio	1.00%	N/A	0.18%	1.18%	1.11%
Van Eck Worldwide Insurance Trust
Worldwide Bond Portfolio	1.00%	N/A	0.21%	1.21%	1.15%
Worldwide Emerging Markets Portfolio	1.00%	N/A	0.33%	1.33%	1.26%
Worldwide Hard Assets Portfolio	1.00%	N/A	0.16%	1.16%	1.14%
Worldwide Real Estate Portfolio	1.00%	N/A	1.27%	2.27%	1.45%
Variable Insurance Products Fund III
Contrafund Portfolio	0.57%	0.25%	0.10%	0.92%	0.90%
Growth Portfolio	0.57%	0.25%	0.09%	0.91%	0.90%
Growth Opportunities Portfolio	0.58%	0.25%	0.12%	0.95%	0.93%
Overseas Portfolio	0.72%	0.25%	0.18%	1.15%	1.13%

Premium taxes may be applicable, depending on the laws of your state.

The above Table of Expenses is intended to assist you in understanding the costs and expenses that you will bear, directly or indirectly. Except as stated in the footnotes below, the table reflects the expenses of the Variable Account and the Funds for the 2000 calendar year. The Contract described in this prospectus was first offered in year 2001. For a more complete description of costs and expenses, see "Charges and Deductions" and the prospectus for each Portfolio.
____________
(1) The Annual Administrative Fee is waived where Contract Account Value is $100,000 or more.

(2)  The Management Fees in the above table for the Market Street Fund’s All Pro Broad Equity, Mid Cap Growth, Balanced, and Bond Portfolios have been adjusted to reflect new management fees that became effective January 29, 2001.

(3)  Other Expenses for the Market Street Fund Portfolios include an administrative expense of 0.10% (0.04% for the Equity 500 Index Portfolio). This administrative expense is payable to PMLIC for administration services that PMLIC provides to Market Street Fund. These services include internal legal and financial administrative services provided to Market Street Fund by PMLIC personnel.

4

(4)  For certain Portfolios, certain expenses were reimbursed or fees waived during 2000. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. However, for certain Portfolios, no expenses were actually reimbursed or fees waived during 2000 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

The fee and expense information regarding the Funds was provided by the Funds and has not been independently verified by PMLIC. The Market Street Fund is affiliated with PMLIC. None of the other Funds is affiliated with PMLIC.

 EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming that no optional death benefit rider was selected.

1.  If you surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Market Street All Pro Broad Equity	$88.91	$120.03	$150.21	$271.12
Market Street All Pro Large Cap Growth	88.82	119.74	149.72	270.12
Market Street All Pro Large Cap Value	88.82	119.74	149.72	270.12
Market Street All Pro Small Cap Growth	90.68	125.44	159.44	289.95
Market Street All Pro Small Cap Value	90.68	125.44	159.44	289.95
Market Street Equity 500 Index	83.05	101.94	119.08	206.14
Market Street International	90.21	124.02	157.02	285.03
Market Street Mid Cap Growth	89.29	121.17	152.16	275.11
Market Street Balanced	88.08	117.46	145.81	262.08
Market Street Bond	86.68	113.17	138.44	246.83
Market Street Money Market	85.10	108.29	130.04	229.28
MFS Emerging Growth	90.12	123.73	156.53	284.04
MFS Investors Trust Portfolio	90.31	124.30	157.50	286.02
MFS New Discovery Portfolio	92.07	129.69	166.67	304.58
MFS Research Portfolio	90.12	123.73	156.53	284.04
OCC Equity Portfolio	89.29	121.17	152.16	275.11
OCC Managed Portfolio	88.45	118.60	147.77	266.10
PIMCO High Yield Portfolio	87.43	115.46	142.38	254.99
PIMCO Total Return Portfolio	86.49	112.59	137.46	244.78
Strong Mid Cap Growth Fund II Portfolio	91.14	126.86	161.85	294.85
Strong Opportunity Fund II Portfolio	90.77	125.72	159.92	290.94
Van Eck Worldwide Bond Portfolio	91.14	126.86	161.85	294.85
Van Eck Worldwide Emerging Markets Portfolio	92.17	129.98	167.15	305.55
Van Eck Worldwide Hard Assets Portfolio	91.05	126.57	161.37	293.88
Van Eck Worldwide Real Estate Portfolio	93.93	135.35	176.25	323.76
Van Eck VIP III Contrafund®	88.82	119.74	149.72	270.12
Van Eck VIP III Growth	88.82	119.74	149.72	270.12
Van Eck VIP III Growth Opportunities	89.10	120.60	151.18	273.12
Van Eck VIP III Overseas	90.96	126.29	160.89	292.90

5

2. If you do not surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Fund
Market Street All Pro Broad Equity	$24.10	$74.18	$126.91	$271.12
Market Street All Pro Large Cap Growth	24.00	73.89	126.40	270.12
Market Street All Pro Large Cap Value	24.00	73.89	126.40	270.12
Market Street All Pro Small Cap Growth	26.00	79.89	136.39	289.95
Market Street All Pro Small Cap Value	26.00	79.89	136.39	289.95
Market Street Equity 500 Index	17.80	55.14	94.92	206.14
Market Street International	25.50	78.39	133.90	285.03
Market Street Mid Cap Growth	24.50	75.39	128.91	275.11
Market Street Balanced	23.20	71.48	122.39	262.08
Market Street Bond	21.70	66.96	114.82	246.83
Market Street Money Market	20.00	61.82	106.18	229.28
MFS Emerging Growth	25.40	78.09	133.40	284.04
MFS Investors Trust Portfolio	25.60	78.69	134.40	286.02
MFS New Discovery Portfolio	27.50	84.37	143.83	304.58
MFS Research Portfolio	25.40	78.09	133.40	284.04
OCC Equity Portfolio	24.50	75.39	128.91	275.11
OCC Managed Portfolio	23.60	72.69	124.40	266.10
PIMCO High Yield Portfolio	22.50	69.37	118.86	254.99
PIMCO Total Return Portfolio	21.50	66.36	113.80	244.78
Strong Mid Cap Growth Fund II Portfolio	26.50	81.38	138.88	294.85
Strong Opportunity Fund II Portfolio	26.10	80.19	136.89	290.94
Van Eck Worldwide Bond Portfolio	26.50	81.38	138.88	294.85
Van Eck Worldwide Emerging Markets Portfolio	27.60	84.67	144.32	305.55
Van Eck Worldwide Hard Assets Portfolio	26.40	81.08	138.38	293.88
Van Eck Worldwide Real Estate Portfolio	29.50	90.33	153.67	323.76
Van Eck VIP III Contrafund®	24.00	73.89	126.40	270.12
Van Eck VIP III Growth	24.00	73.89	126.40	270.12
Van Eck VIP III Growth Opportunities	24.30	74.79	127.91	273.12
Van Eck VIP III Overseas	26.30	80.78	137.88	292.90

6

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, assuming that the rising floor optional Step-up death benefit rider was selected:

3.  If you surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT	1 YEAR	3 YEARS	5 YEARS	10 YEARS
Market Street All Pro Broad Equity	$91.24	$127.14	$162.34	$295.83
Market Street All Pro Large Cap Growth	91.14	126.86	161.85	294.85
Market Street All Pro Large Cap Value	91.14	126.86	161.85	294.85
Market Street All Pro Small Cap Growth	93.00	132.52	171.47	314.22
Market Street All Pro Small Cap Value	93.00	132.52	171.47	314.22
Market Street Equity 500 Index	85.38	109.15	131.53	232.40
Market Street International	92.54	131.11	169.08	309.41
Market Street Mid Cap Growth	91.61	128.28	164.27	299.73
Market Street Balanced	90.40	124.58	157.98	287.00
Market Street Bond	89.01	120.31	150.69	272.12
Market Street Money Market	87.43	115.46	142.38	254.99
MFS Emerging Growth	92.45	130.83	168.60	308.45
MFS Investors Trust Portfolio	92.63	131.39	169.56	310.37
MFS New Discovery Portfolio	94.40	136.76	178.64	328.49
MFS Research Portfolio	92.45	130.83	168.60	308.45
OCC Equity Portfolio	91.61	128.28	164.27	299.73
OCC Managed Portfolio	90.77	125.72	159.92	290.94
PIMCO High Yield Portfolio	89.75	122.59	154.59	280.08
PIMCO Total Return Portfolio	88.82	119.74	149.72	270.12
Strong Mid Cap Growth Fund II Portfolio	93.47	133.94	173.87	319.00
Strong Opportunity Fund II Portfolio	93.10	132.81	171.95	315.17
Van Eck Worldwide Bond Portfolio	93.47	133.94	173.87	319.00
Van Eck Worldwide Emerging Markets Portfolio	94.49	137.04	179.11	329.44
Van Eck Worldwide Hard Assets Portfolio	93.38	133.65	173.39	318.04
Van Eck Worldwide Real Estate Portfolio	96.26	142.38	188.12	347.20
Van Eck VIP III Contrafund®	91.14	126.86	161.84	294.85
Van Eck VIP III Growth	91.14	126.86	161.85	294.85
Van Eck VIP III Growth Opportunities	91.42	127.71	163.30	297.78
Van Eck VIP III Overseas	93.28	133.37	172.91	317.09

7

4.  If you do not surrender or annuitize your Contract at the end of the applicable time period:

SUBACCOUNT	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Market Street All Pro Broad Equity	$26.60	81.68	139.37	295.83
Market Street All Pro Large Cap Growth	26.50	81.38	138.88	294.85
Market Street All Pro Large Cap Value	26.50	91.38	138.88	294.85
Market Street All Pro Small Cap Growth	28.50	87.35	148.76	314.22
Market Street All Pro Small Cap Value	28.50	87.35	148.76	314.22
Market Street Equity 500 Index	20.30	82.73	107.71	232.40
Market Street International	28.00	85.56	146.30	309.41
Market Street Mid Cap Growth	27.00	82.88	141.35	299.73
Market Street Balanced	25.70	78.99	134.90	287.00
Market Street Bond	24.20	74.49	127.41	272.12
Market Street Money Market	22.50	69.37	118.86	254.99
MFS Emerging Growth	27.90	85.56	145.80	308.45
MFS Investors Trust Portfolio	28.10	86.16	146.79	310.37
MFS New Discovery Portfolio	30.00	91.81	156.12	328.49
MFS Research Portfolio	27.90	85.56	145.80	308.45
OCC Equity Portfolio	27.00	82.88	141.35	299.73
OCC Managed Portfolio	26.10	80.19	136.89	290.94
PIMCO High Yield Portfolio	25.00	76.89	131.41	280.08
PIMCO Total Return Portfolio	24.00	73.89	126.40	280.12
Strong Mid Cap Growth Fund II Portfolio	29.00	88.84	151.22	319.00
Strong Opportunity Fund II Portfolio	28.60	87.65	149.25	315.17
Van Eck Worldwide Bond Portfolio	29.00	88.84	151.22	319.00
Van Eck Worldwide Emerging Markets Portfolio	30.10	92.11	156.61	329.44
Van Eck Worldwide Hard Assets Portfolio	28.90	88.54	150.73	318.04
Van Eck Worldwide Real Estate Portfolio	32.00	97.74	165.86	347.20
Van Eck VIP III Contrafund®	26.50	81.38	138.88	294.85
Van Eck VIP III Growth	26.50	81.38	138.88	294.85
Van Eck VIP III Growth Opportunities	26.80	82.28	140.36	297.78
Van Eck VIP III Overseas	28.80	88.24	150.24	317.09

The above Examples assume no transfer charges or premium taxes have been assessed. The Examples also assume Net Total Annual Fund Expenses and that the Annual Administrative Fee is $30 and that the estimated average Contract Account Value per Contract is $30,000, which translates the Annual Administrative Fee into an assumed 0.10% charge for purposes of the Examples based on a $1,000 investment.

The Examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or less than those shown.  The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be more or less than the assumed amount.

FINANCIAL HIGHLIGHTS

Because the Contracts were not offered for sale on or prior to December 31, 2000, condensed financial information is not available.

8

CONTRACT SUMMARY

This section is a summary of some of the more important points that you should know and consider before purchasing a Contract.  We discuss each of these topics in greater detail later in this prospectus.

THE CONTRACT

–      Purchasing a Contract.  The Contract is an individual flexible premium deferred variable annuity.  The Contract allows you to invest on a tax-deferred basis for your retirement or other long-term purposes.  We may sell Contracts in connection with retirement plans which qualify for special tax treatment (Qualified Contracts), as well as Contracts which do not qualify for special tax treatment (Non-Qualified Contracts).

To purchase a Contract, you must submit an Application and pay the minimum initial premium. We do not begin to make annuity payments until the Annuity Date.

–      Cancellation (Free-Look) Period.  You have the right to return the Contract within 10 days (or any longer period required by the laws of your state) after you receive it. If you return the Contract within the Cancellation Period, we will return a refund amount to you. In most states, the amount we return is:

●	the Contract Account Value as of the date that we receive the returned Contract,

minus;

●	any charges that we may have deducted from premium payments or Contract Account Value.

In states where required, we will return the premiums that you paid.

–      Premiums.  We require a minimum initial premium of $10,000. You may pay subsequent premiums at any time. For Non-Qualified Contracts, the minimum subsequent premium is $100. For Qualified Contracts, the minimum subsequent premium is $50. You may also select a planned periodic premium schedule, which specifies each planned premium amount and payment frequency.

–      Allocation of Net Premiums.  We will allocate Net Premiums and associated Credit Amounts under a Contract as designated by you to one or more of the Subaccounts or to the Guaranteed Account, or to both.  In states where you are guaranteed the return of your premium if you cancel during the Cancellation Period, all Net Premiums and associated Credit Amounts allocated to the Variable Account will be initially allocated to the Money Market Subaccount for a 15-day period.  At the end of that period, we will allocate the amount in the Money Market Subaccount to your designated Subaccounts.

We invest the assets of each Subaccount solely in a corresponding Portfolio.  The Contract Account Value (except for the Guaranteed Account Value) will vary according to the investment performance of the Portfolios in which your chosen Subaccounts invest.  We credit interest to amounts in the Guaranteed Account at a guaranteed minimum rate of 3% per year, or at a higher current interest rate as we may declare.

–      Transfers.  Before the Annuity Date, you may request a transfer of all or part of the amount in a Subaccount or the Guaranteed Account to another Subaccount or the Guaranteed Account, subject to certain restrictions.  Each transfer must be at least $500 or the entire amount in the Subaccount or Guaranteed Account, if less.  After twelve transfers during a Contract Year, we deduct a Transfer Processing Fee of $25 for each additional transfer during that Contract Year. We allow only one transfer out of the Guaranteed Account each Contract Year.  You must make this transfer within 30 days of the Contract Anniversary. We limit the amount that you can transfer from the Guaranteed Account.  Systematic transfers do not count towards the number of transfers during a Contract Year.

–      Withdrawals.  At any time before the Annuity Date, you may withdraw part of the Surrender Value, subject to certain limitations.

9

–      Surrender.  Upon Notice received at our Service Center before the Annuity Date, you may surrender the Contract in full and receive its Surrender Value.  This Notice must include the proper form, which you may obtain by contacting our Service Center.

–      Death Benefit.  If an Owner dies before the Annuity Date, we will pay the Beneficiary a death benefit.  During the first nine Contract Years, the death benefit equals the greater of:

●	Contract Account Value, or

●	aggregate premiums paid reduced by the amount of all withdrawals (including Surrender Charges) prior to the date of death.

In Contract Years ten and later, the death benefit equals the greatest of:

●	Contract Account Value, or

●
aggregate premiums paid as of the ninth Contract Anniversary reduced by the amount of all withdrawals prior to the ninth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount (as described below), or

●	Contract Account Value on the ninth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount.

The Withdrawal Adjustment Amount is determined by multiplying the death benefit prior to the withdrawal by the ratio of the amount of the withdrawal (including any Surrender Charge) to the Contract Account Value immediately prior to the withdrawal.

Notwithstanding the foregoing, if the Owner is 90 years old or older at the date of death, the death benefit is the Contract Account Value.

If an Owner dies before the Annuity Date, we must generally distribute the death benefit to the Beneficiary within five years after the date of death.

–      Step-Up Rider.  You may also elect a Step-up Rider, which provides a guaranteed minimum death benefit.  This guaranteed minimum death benefit initially equals the Contract Account Value as of the first Contract Anniversary.  We will reset or "step-up" the guaranteed minimum death benefit to the Contract Account Value, if greater, on the next Contract Anniversary.  This "step-up" continues until the Contract Anniversary on or before the Owner's 85th birthday.  We will also increase the proceeds upon death by an amount equal to aggregate premiums paid since the last Contract Anniversary.  In the event of a withdrawal at any time, we reduce the guaranteed minimum death benefit by the same percentage that the withdrawal reduces the Contract Account Value.  At no time will the death benefit proceeds be less than the Contract Account Value on the date we receive due proof of the Owner’s death.

–      Distribution.  For information concerning compensation paid for the sale of Contracts, see “Distribution of Contracts”.

CHARGES AND DEDUCTIONS

$  Surrender Charge (Contingent Deferred Sales Charge).  We do not deduct any charge for sales expenses from premiums. However, if you surrender or annuitize your Contract or make certain withdrawals within eight years of making a premium payment, we will deduct a Surrender Charge from the premium payment when it is surrendered, withdrawn or applied to a Payment Option.  The Surrender Charge is a percentage of each such premium payment ranging from 7% to 1% during the first eight years after the payment is made.  The Surrender Charge applicable to each premium payment diminishes as the payment ages.  A premium payment ages by Contract Year, such that it is in "year" 1 during the Contract Year in which it is received and in "year" 2 throughout the subsequent Contract Year and in "year" 3 throughout the Contract Year after that, etc.

10

Notwithstanding the foregoing, no Surrender Charge is applied to Contract Account Value withdrawn or surrendered during any Contract Year up to an amount equal to the Free Withdrawal Amount.  For the first Contract Year, the Free Withdrawal Amount is 10% of the premium payments in the first Contract Year.  For all other Contract Years, the Free Withdrawal Amount is a percentage of the Contract Account Value (ranging fro 205 to 50%) at the start of that year less a Reduction Factor, which reflects the withdrawal of portions of the Free Withdrawal Amount in prior Contract Years.  The Free Withdrawal Amount is any Contract Year (except the first Contract Year) will not be less than 10% of the Contract Account Value at the start of the Contract Year.  Also, no Surrender Charge applies if you annuitize your Contract as of the Maturity Date.

  Annual Administrative Fee.  On each Contract Anniversary prior to and including the Annuity Date, we deduct an Annual Administrative Fee of $30 from the Contract Account Value.  We also deduct this charge on the Annuity Date if it is not a Contract Anniversary and upon surrender if the surrender occurs at any time other than on a Contract Anniversary.  We currently do not charge this fee when the Contract Account Value is $100,000 or more as of the date that the fee would have been charged.

  Transfer Processing Fee.  The first twelve transfers of amounts in the Subaccounts each Contract Year are free.  We assess a $25 transfer charge for each additional transfer during a Contract Year.  We do not assess a transfer charge for systematic transfers, including Dollar Cost Averaging, Earnings Sweep Program, or Automatic Asset Rebalancing.

  Daily Annuity Charge.  We deduct a daily Annuity Charge to compensate us for assuming certain mortality and expense risks and to cover some of the expense of administering and distributing the Contracts.  On or prior to the Annuity Date, we deduct the charge from the assets of the Variable Account at an annual rate of 1.40%.

  Investment Advisory Fees and Other Expenses of the Portfolio.  The investment experience of each Subaccount reflects the investment experience of the shares of the Portfolio which it holds.  The investment experience of each Portfolio, in turn, reflects its investment advisory fees and other expenses. Please read the prospectus for each Portfolio for details.

  Charges for Optional Death Benefit Riders.  If you elect a Step-up Rider, we deduct a charge from Contract Account Value on the Contract Date and on the same day of each month thereafter.  The charge is a percent of Contract Account Value and is deducted proportionately from Subaccount Values and Guaranteed Account Value under the Contract. The monthly charge is equal to 1/12 of 0.25%.

  Premium Taxes.  If state or other premium taxes apply to a Contract, we deduct such taxes either:

●	from premiums as they are received, or

●	from the Contract Account Value, upon a withdrawal from or surrender of the Contract, or upon application of the Surrender Value to a Payment Option, or upon payment of a death benefit.

ANNUITY PROVISIONS

–      Annuity Date.  We will apply the Surrender Value to a Payment Option on the Annuity Date. You may instead elect to receive the Surrender Value on the Annuity Date.

–      Payment Options.  The Contract offers three Payment Options. The amount of the payments under them does not vary with the Variable Account's performance. They are:

●	Life Annuity,

●	Life Annuity with 10 Years Guaranteed, and

●	Alternate Income Option.

In addition, instead of choosing one of the Payment Options listed above, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

11

FEDERAL TAX STATUS

Earnings in the Contract are generally not taxed until they are distributed. Generally, a distribution (including a surrender, withdrawal, or death benefit payment) may result in federal income tax liability.  If you are under age 59 1/2 at the time of the distribution, a penalty tax may also apply.

WE OFFER OTHER VARIABLE ANNUITIES THAT HAVE DIFFERENT DEATH BENEFITS, FEATURES, AND OPTIONAL PROGRAMS.  THESE OTHER ANNUITIES HAVE DIFFERENT CHARGES THAT WOULD AFFECT SUBACCOUNT PERFORMANCE AND CONTRACT ACCOUNT VALUE. PLEASE CONTACT OUR SERVICE CENTER TO OBTAIN MORE INFORMATION ABOUT THESE ANNUITIES.

PMLIC, THE VARIABLE ACCOUNT AND THE PORTFOLIOS

PROVIDENT MUTUAL LIFE INSURANCE COMPANY (PMLIC)

We are organized as a mutual life insurance company and are the issuer of the Contract. We were chartered by the Commonwealth of Pennsylvania in 1865.  We are currently licensed to transact life insurance business in all states and the District of Columbia and Puerto Rico.  At the end of 2000, we had total assets of approximately $9.2 billion.

We are subject to regulation by the Insurance Department of the Commonwealth of Pennsylvania as well as by the insurance departments of all other states and jurisdictions in which we do business.  We submit annual statements on our operations and finances to insurance officials in these states and jurisdictions.  The forms for the Contract described in this prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

We are a member of the Insurance Marketplace Standards Association (“IMSA”).  IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities.  As a member of IMSA, we may use the IMSA logo and language in advertisements.

Sponsored Demutualization and Acquisition.  On August 8, 2001, we, along with Nationwide Financial Services, Inc. (“Nationwide Financial”), announced a definitive agreement for Nationwide Financial to acquire us in a sponsored demutualization.  Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and the holding company for Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies.

In the sponsored demutualization, we will convert to a stock insurance company.  Subject to necessary eligible member and regulatory approvals, the sponsored demutualization, which has been approved by the Boards of Directors of both companies, is expected to close in the second quarter of 2002.  The sponsored demutualization will not affect your Contract premiums and it will not reduce your Contract benefits.

Eligible members of PMLIC will have the right to receive either Nationwide Financial stock, or, subject to certain limits, cash in the merger.  Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion.  Under Pennsylvania law, owners of policies or contracts issued by us that are in force on the date of adoption of a plan of conversion by the Board of Directors are generally eligible for consideration in the demutualization.  After the transaction is completed, we will be a direct wholly-owned subsidiary of Nationwide Financial.

PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT (VARIABLE ACCOUNT)

The Provident Mutual Variable Annuity Separate Account is a separate investment account that we maintain.  The Variable Account was established by our Board of Directors on October 19, 1992 under Pennsylvania law.  We established the Variable Account to support the investment options under the Contract and other variable

12

annuities.  We have caused the Variable Account to be registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

We own the assets of the Variable Accounts.  These assets, however, are legally separate from our other assets and are not part of our General Account.  The portion of the assets of the Variable Account equal to the reserves or other Contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business we conduct.  We may transfer to our General Account any assets of the Variable Account which exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Contract Account Value allocated to the Variable Account under the Contracts).

The Variable Account currently has 42 Subaccounts, 29 of which are available under the Contract.  They are:  All Pro Board Equity; Al Pro Large Cap Growth; All Pro Large Cap Value; All Pro Small Cap Growth; All Pro Small Cap Value; Equity 500 Index, International; Mid Cap Growth; Balanced; Bond; Money Market; MFS Emerging Growth; MFS Investors Trust; MFS New Discovery; MFS Research; OCC Equity; OCC Managed; PIMCO High Yield Bond; PIMCO Total Return Bond; Strong Mid Cap Growth; Strong Opportunity; Van Eck Worldwide Bond; Van Eck Worldwide Emerging Markets; Van Eck Worldwide Hard Assets; Van Eck Worldwide Real Estate; VIP III Contrafund (R); VIP III Growth; VIP III Growth Opportunities; and VIP III Overseas.  The assets of each Subaccount are invested exclusively in shares of a corresponding Portfolio of a designated Fund.

The income, gains, or losses, realized or unrealized, on the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any other income, gains, or losses or PMLIC.  The assets of each Subaccount may not be charged with liabilities arising out of any other business of PMLIC.  PMLIC may accumulate in the Variable Account the charge for mortality expense and expense risks, gains and losses, and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

THE FUNDS

The Variable Account currently invests in Portfolios of various series-type Funds, eight of which are available under the Contracts:  Market Street Fund; MFS Variable Insurance Trust (“MFS Trust”); OCC Accumulation Trust (“OCC Trust”); PIMCO Variable Insurance Trust (“PIMCO Trust”); Strong Variable Insurance Funds, Inc. (“Strong Fund”); Strong Opportunity Fund II, Inc. (“Strong Opportunity Fund”); Van Eck Worldwide Insurance Trust (“Van Eck Trust”); and Variable Insurance Products Fund III (“VIP Fund III”) (collectively, the “Funds”).  Each of the Funds is registered with the SEC under the 1940 Act as an open-end investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds.

The assets of each Portfolio are separate from the assets of the other Portfolios, and each Portfolio has separate investment objectives and policies.  Each Portfolio, therefore, operates as a separate investment Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.  The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of its corresponding Portfolio.

Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between the Fund and us.  The termination provisions of these agreements vary.  If a participation agreement is terminated, the Variable Account will no longer be able to purchase additional shares of that Fund.  In that event, you will not be able to allocate Contract Account Values or premium payments to Subaccounts investing in Portfolios of that Fund.

In certain circumstances a Fund or a Portfolio may also refuse to sell its shares to the Variable Account for other reasons.  If a Fund or a Portfolio refuses to sell its shares to the Variable Account, we will not be able to honor your request to allocate your Contract Account Value or premium payments to Subaccounts investing in shares of that Fund or Portfolio.  Certain Subaccounts invest in Portfolios that have similar investment objectives and/or policies.  Before choosing Subaccounts, you should carefully read the individual prospectuses for the Funds along with this prospectus.

13

Some of the Portfolios available under the Contract present greater investment risks than other Portfolios because they invest in high yield securities (commonly known as junk bonds), foreign securities, small company stocks or other types of investments that present speculative risks.  You should read the risk disclosure in the prospectuses for the Portfolios and be sure that read the risk disclosure in the prospectuses in light of your investment goals.

MARKET STREET FUND

The All Pro Broad Equity, All Pro Large Cap Growth, All Pro Large Cap Value, All Pro Small Cap Growth, All Pro Small Cap Value, Equity 500 Index, International, Mid Cap Growth, Balanced, Bond, and Money Market Subaccounts invest in shares of the Market Street Fund. This Fund currently issues eleven "series" of shares, each of which represents interests in a separate Portfolio that corresponds to a Subaccount. Shares of each Portfolio currently are purchased and redeemed by the corresponding Subaccount. Shares of the All Pro Portfolios may not be currently available for sale in all states. If these Portfolios are not yet available in your state, you may not allocate premiums to one of these Portfolios until such time as that Portfolio is available.

The investment objectives/policies of the Market Street Fund Portfolios are summarized below.

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
All Pro Broad Equity
–Seeks long-term capital appreciation. The portfolio pursues its objective by investing primarily in equity securities of both larger and smaller companies included in the Wilshire 500 equity universe that, at the time of purchase, the sub-advisers believe offer above-average potential for growth in future earnings.

All Pro Large Cap Growth
–Seeks to achieve long-term capital appreciation. The portfolio pursues its objective by investing primarily in equity securities of larger companies included in the Wilshire 5000 equity universe that, at the time of purchase the sub-advisers believe offer above-average potential for growth in future earnings.

All Pro Large Cap Value
–Seeks to provide long-term capital appreciation. The portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of larger companies that, at the time of purchase the sub-advisers believe offer potential for long-term growth in future earnings.

All Pro Small Cap Growth
–Seeks to achieve long-term capital appreciation. The portfolio pursues its objective by investing primarily in equity securities of smaller companies included in the Wilshire 5000 equity universe that, at the time of purchase, the sub-advisers believe offer above-average potential for growth in future earnings.

All Pro Small Cap Value
–Seeks to provide long-term capital appreciation. The portfolio pursues its objective by investing primarily in undervalued equity securities of smaller companies included in the Wilshire 5000 equity universe that, at the time of purchase, the sub-advisers believe offer above-average potential for long-term growth in future earnings.

Equity 500 Index	–Seeks to provide long-term capital appreciation. The portfolio pursues its objective by investing primarily in common stocks included in the Standard & Poor’s 500 Composite Stock Price Index.
International	–Seeks long-term growth of capital primarily through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies.

14

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
Mid Cap Growth
–Seeks to achieve a high level of long-term capital appreciation. The portfolio pursues its objectives by investing primarily in mid cap companies whose earnings the subadviser expects to grow at a faster rate than the average company and in mid cap companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index.

Balanced
–Seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk.  The portfolio pursues its objective by investing in both equities, such as stocks, and bonds.

Bond
–Seeks to generate a high level of current income as is consistent with prudent investment risk. The portfolio pursues its objective by investing primarily in a diversified portfolio of fixed income securities of U.S. and foreign issuers.

Money Market
–Seeks to provide maximum current income consistent with capital preservation and liquidity. The portfolio pursues its objective by investing exclusively in U.S. dollar-denominated money market instruments that present minimal credit risks.

Market Street Investment Management Company ("MSIM") serves as investment adviser to all eleven Market Street Fund Portfolios. MSIM uses a "manager of managers" approach for these Portfolios under which MSIM allocates each Portfolio's assets among one or more "specialist" investment subadvisers. The subadvisers for all of the Market Street Fund Portfolios are as follows:

PORTFOLIO	SUBADVISERS
All Pro Broad Equity	–Alliance Capital Management L.P. –Stanford C. Bernstein & Co., LLC –Husic Capital Management Company, LLC –Reams Asset Management
All Pro Large Cap Growth	–Alliance Capital Management L.P. –Geewax, Terker & Co.
All Pro Large Cap Value	–Mellon Equity Associates, LLP –Sanford C. Bernstein & Co., LLC
All Pro Small Cap Growth	–Husic Capital Management –Lee Munder Investments Ltd.
All Pro Small Cap Value	–Reams Asset Management Company, LLC –Sterling Capital Management LLC
Equity 500 Index	–SSgA Funds Management, Inc.
International	–The Boston Company Asset Management, LLC
Mid Cap Growth	–T. Rowe Price Associates, Inc.
Balanced	–Fred Alger Management, Inc.
Bond	–Western Asset Management Company

MSIM manages the Money Market Portfolio without the services of a subadviser.

With respect to the Equity 500 Index Portfolio:

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and its affiliates and subsidiaries.  The Contract is not sponsored, endorsed, sold, or promoted by Standard &

15

Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the Contract. See “Standard & Poor’s” in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

In addition to the fee for the investment advisory services, each Portfolio of Market Street Fund pays its own brokerage costs and expenses generally, including administrative costs, custodial costs, and legal, accounting and printing costs.  However, PMLIC has entered into an agreement with the Market Street Fund whereby PMLIC will reimburse each Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of each Portfolio, except the Equity 500 Index Portfolio and the International Portfolio.  PMLIC will reimburse the Equity 500 Index Portfolio and the International Portfolio for all ordinary operating expenses, excluding advisory fees, in excess of an annual rate of 0.04% and 0.75%, respectively. It is anticipated that this agreement will continue.  If it is terminated, Portfolio expenses may increase.

MFS VARIABLE INSURANCE TRUST

The MFS Emerging Growth Series, MFS Growth with Income Series, MFS New Discovery Series, and MFS Research Series Subaccounts invest in shares of corresponding Portfolios of MFS Trust.  MFS Trust offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

MFS Trust issues a number of “series” or classes of shares, each of which represents an interest in a separate investment portfolio within MFS Trust.  Four of the series are available for investment under the Contract: MFS Emerging Growth Series, MFS Growth with Income Series, MFS New Discovery Series, and MFS Research Series.

The investment objectives/policies of each of these Portfolios are summarized below:

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
MFS Emerging Growth
–Seeks to provide long-term growth of capital by investing 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.

MFS Investors Trust
–Seeks to provide long-term growth of capital and secondary to provide reasonable current income by investing at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, focusing on companies with larger capitalizations that have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow.

MFS New Discovery	–Seeks to provide capital appreciation by investing at least 65% of its total assets in equity securities of emerging growth companies.
MFS Research
–Seeks to provide long-term growth of capital and future income by investing at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities, and depositary receipts, focusing on companies that the adviser believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share, and superior management.

The Portfolios of MFS Trust are managed by Massachusetts Financial Services Company.

16

OCC ACCUMULATION TRUST

The OCC Equity Subaccount and the OCC Managed Subaccount invest in shares of corresponding portfolios of OCC Accumulation Trust. Shares of OCC Accumulation Trust are sold to separate accounts of life insurance companies established to fund variable annuity contracts.

The OCC Accumulation Trust currently has seven investment Portfolios.  Only the Equity Portfolio and Managed Portfolio are available for investment under the Contracts.  Their investment objectives/policies are summarized below.

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
Equity	–Seeks long-term capital appreciation through investment in a diversified portfolio of primarily equity securities selected on the basis of a value-oriented approach to investing.
Managed
–Seeks growth of capital over time through investment in a portfolio consisting of common stocks, fixed income securities, and cash equivalents, the percentages of which will vary over time based on the investment manager's assessments of relative investment values.

OCC Trust receives investment advice with respect to each of these Portfolios from OpCap Advisors, a subsidiary of Oppenheimer Capital.  Oppenheimer Capital is a subsidiary of PIMCO Advisors L.P. For the OCC Managed Subaccount, OpCap Advisors has an agreement with Pacific Investment Management Company LLC, an affiliate of OpCap Advisors, to provide investment advisory services for a portion of this Portfolio's investments.

PIMCO VARIABLE INSURANCE TRUST

The PIMCO High Yield Bond Subaccount and the PIMCO Total Return Bond Subaccount invest in Administrative Class shares of corresponding Portfolios of PIMCO Trust. PIMCO Trust currently has thirteen investment portfolios, two of which are available for investment under the Contracts: High Yield Bond and Total Return Bond.  Their investment objectives/policies are summarized below.

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
High Yield Bond	–Seeks to maximize total return, consistent with preservation of capital and prudent investment management.
Total Return Bond	–Seeks to maximize total return, consistent with preservation of capital and prudent investment management.

PIMCO Trust receives investment advice with respect to each of these Portfolios from Pacific Investment Management Company LLC (“PIMCO”).

STRONG VARIABLE INSURANCE FUNDS, INC.

The Strong Mid Cap Growth Fund II Subaccount invests in shares of a corresponding Portfolio of the Strong Fund.  Strong Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

Strong Fund issues a number of “series” or classes of shares, each of which represents an interest in a separate investment Portfolio within the Strong Fund.  One of the series is available for investment under the Contract: Strong Mid Cap Growth Fund II Portfolio.

The investment objectives/policies of this Portfolio are summarized below:

17

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
Strong Mid Cap Growth Fund II
–Seeks capital growth by investing at least 65% of its assets in stocks of medium-capitalization companies that the Portfolio's managers believe have favorable prospects for accelerating growth of earnings, but are selling at reasonable valuations based on earnings, cash flow, or asset value.

Strong Mid Cap Growth Fund II is managed by Strong Capital Management, Inc.

STRONG OPPORTUNITY FUND II, INC.

The Strong Opportunity Fund II Subaccount invests in shares of a corresponding Portfolio of the Strong Opportunity Fund.  Strong Opportunity Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

The investment objectives/policies of the Strong Opportunity Fund II are summarized below:

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
Strong Opportunity Fund II, Inc.	–Seeks capital growth by investing primarily in stocks of medium-capitalization companies that the fund's manager believes are underpriced, yet have attractive growth prospects.

Strong Opportunity Fund II is managed by Strong Capital Management, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST

The Van Eck Worldwide Bond, Worldwide Emerging Markets, Worldwide Hard Assets and Worldwide Real Estate Subaccounts of the Variable Account invest in shares of corresponding Portfolios of the Van Eck Trust.

The investment objectives/policies of the Portfolios of Van Eck Trust are summarized below:

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
Worldwide Bond	–Seeks high total return -- income plus capital appreciation -- by investing primarily in a variety of debt securities.
Worldwide Emerging Markets	–Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.
Worldwide Hard Assets
–Seeks long-term capital appreciation by investing primarily in "hard assets securities." Hard asset securities are the stocks, bonds, and other securities of companies that derive at least 50% gross revenue or profit from exploration, development, production or distribution of precious metals, natural resources, real estate and commodities.

Worldwide Real Estate	–Seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

The investment adviser for the Van Eck Worldwide Bond, Worldwide Hard Assets, and Worldwide Real Estate Portfolios is Van Eck Associates Corporation ("Van Eck Associates"). The investment adviser for the Van

18

Eck Worldwide Emerging Markets Portfolio is Van Eck Global Asset Management (Asia) Limited, a wholly-owned investment adviser subsidiary of Van Eck Associates.

VARIABLE INSURANCE PRODUCTS FUND III

The VIP III Contrafund® Subaccount, VIP III Growth Subaccount, VIP III Growth Opportunities Subaccount, and VIP III Overseas Subaccount invest in shares of corresponding Portfolios of the VIP III Fund. VIP III Fund offers insurance companies a selection of investment vehicles for variable annuity contracts and variable life insurance policies.

VIP III issues a number of "series" or classes of shares, each of which represents an interest in a separate Portfolio within the VIP III Fund. Four of the VIP III Fund series are available for investment under the Contracts: the VIP III Contrafund® Portfolio, the VIP III Growth Portfolio, the VIP III Growth Opportunities Portfolio, and the VIP III Overseas Portfolio.

The investment objectives/policies of these Portfolios are summarized below.

PORTFOLIO	INVESTMENT OBJECTIVES/POLICIES
VIP III Contrafund®
–Seeks long-term capital appreciation by investing primarily in common stocks. Its investments may include securities of companies whose value it believes are not fully recognized by the public, securities of domestic and foreign issuers, growth stocks, and value stocks.

VIP III Growth
–Seeks to achieve capital appreciation by investing primarily in common stocks. Its investments may include securities of companies it believes have above-average growth potential and securities of domestic and foreign issuers, growth stocks, and value stocks.

VIP Growth Opportunities
–Seeks to provide capital growth by investing primarily in common stocks, although its investments may also include other types of securities, such as: bonds, which may be lower-quality debt securities; securities of domestic and foreign issuers; growth stocks; and value stocks.

VIP III Overseas
–Seeks long-term growth of capital by investing at least 65% of total assets in foreign securities and investing primarily in common stocks. This Portfolio allocates its investments across countries and regions, considering the size of the market in each country and region relative to the size of the international market as a whole.

The Portfolios of VIP III are managed by Fidelity Management & Research Company ("FMR"). On behalf of the VIP III Contrafund® Portfolio, VIP III Growth Opportunities Portfolio, and VIP III Overseas Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management & Research (Far East) Inc. ("FMR Far East"). FMR (U.K.) and FMR Far East provide research and investment recommendations with respect to companies based outside the United States. FMR (U.K.) primarily focuses on companies based in Europe; FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Fidelity International Investment Advisers (U.K.) and Fidelity International Investment Advisers ("FIIA") serve as subadvisers for the Overseas Portfolio.

Each of these Portfolios utilizes Fidelity Investments Institutional Operations Company ("FIIOC"), an affiliate of FMR, to maintain the master accounts of the participating insurance companies. Under the transfer agent agreement with FIIOC, each Portfolio pays fees based on the type, size, and number of accounts in each Portfolio and the number of transactions made by shareholders of each Portfolio.

19

Each Portfolio also has an agreement with Fidelity Service Co. ("Service"), an affiliate of FMR, under which each Portfolio pays Service to calculate its daily share prices and to maintain the portfolio and general accounting records of each Portfolio and to administer each Portfolio's securities lending program.

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATE OBJECTIVE.

You should read the prospectuses for the Portfolios carefully before investing.  You can find more detailed information about the Portfolios’ investment objectives, polices and restrictions, expenses, investment advisory services, charges, and investment risks in the current prospectus for each Fund which accompanies this prospectus and the current SAI for each Fund.

Certain Portfolios have investment objectives and policies similar to other investment portfolios or mutual funds managed by the same investment adviser or manager.  The investment results of the Portfolios may be higher or lower than those of such other investment portfolios or mutual funds.  We do not guarantee or make any representation that the investment results of any Portfolio will be comparable to that of any other investment portfolio or mutual fund, even those with the same investment adviser or manager.

Some of the investment portfolios described in the prospectuses for the Funds are not available with the Contracts.  We cannot guarantee that each Portfolio will always be available for the Contracts.  In the unlikely event that a Portfolio is not available, we will do everything reasonably practicable to secure the availability of a comparable Portfolio.  Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

We may receive compensation from the investment adviser or a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts issued by us.  These percentages differ, and some advisers (or affiliates) may pay us more than others.

Some of the Portfolios offered under the Contract also pay 12b-1 fess to the PMLIC or its affiliates.  (See “Table of Expenses.”)  These fees may be paid in connection with the sale of shares of these Portfolios or in connection with the provision of shareholder support services.  The payment of 12b-1 fees will reduce the Portfolios’ performance.  Additional information is provided in the Funds’ prospectuses.

RESOLVING MATERIAL CONFLICTS

The Funds are used as investment vehicles for variable life insurance policies and variable annuity contracts issued by PMLIC and Providentmutual Life and Annuity Company of America, a wholly-owned subsidiary of PMLIC, as well as other insurance companies offering variable life and annuity contracts.  In addition, certain Funds available with the Contract may sell shares to qualified retirement plans.  As a result, there is a possibility that a material conflict may arise between the interests of owners of variable life or variable annuity contracts, generally, or certain classes of owners, and the interests of the retirement plans or participants in retirement plans.

We currently do not foresee any disadvantages to Owners resulting from the Funds selling shares in connection with products other than the Contracts or to retirement plans.  However, there is a possibility that the material conflict may arise between Owners whose Contract Account Values are allocated to the Variable Account and other investors in the Portfolios, including retirement plans and the owners of variable life insurance policies and variable annuity contracts issued by other insurance companies.  In the event of a material conflict, we will take any necessary steps, including removing the Portfolio as an investment option within the Variable Account, to resolve the matter.  The Funds’ Boards of Directors are also responsible for monitoring events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to any conflicts.  You should read the Portfolios’ prospectuses for more information.

20

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the Portfolios available within the Variable Account.  If the shares of any Portfolio are no longer available for investment, or for any other appropriate reason, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company.  The substituted fund or portfolio may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future premiums, or both.  We will not substitute any shares attributable to a Contract’s interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

Furthermore, we may close Subaccounts to allocations of premiums or Contract Account Value, or both, at any time in our sole discretion.  The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

We also reserve the right to establish additional Subaccounts, each of which would invest in shares corresponding to an existing or new Portfolio.  Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations, or investment conditions warrant.  Any new Subaccounts may be made available to existing Owners on a basis to be determined by us.

If any of these substitutions or changes are made, we may by appropriate endorsement change the Contract to reflect the substitution or change.  If we deem it to be in the best interest of Owners and Annuitants, subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, deregistered under the 1940 Act if registration is no longer required, or combined with our other separate accounts.

DESCRIPTION OF ANNUITY CONTRACT

PURCHASING A CONTRACT

To purchase a Contract, you must submit a completed Application with an initial premium payment to us at our Service Center.  You may send the Application and initial premium to us through any licensed representative who is appointed by us and who is also a registered representative of 1717 Capital Management Company (“1717”), the principal underwriter for the Contract (as well as for other variable contracts).  You may also send the Application and the initial premium to us through a broker-dealer that has a selling agreement with respect to the Contract.

Retirement Plans.  We may sell a Contract in connection with retirement plans.  These retirement plans may, or may not, qualify for special tax treatment under the Code.  See “Federal Tax Status – Taxation of Qualified Contracts” for important information about purchasing a Qualified Contract.

State Variations.  Any state variations in the Contract are covered in a special contract form for use in that state.  This prospectus provides a general description of the Contract.  Your actual contract and any endorsements or riders are the controlling documents.  If you would like to review a copy of your contract and its endorsements and riders, if any, contact our Service Center.

Replacement of Existing Insurance.  It may not be in your best interest to surrender or withdraw money from existing annuity contracts to purchase a Contract.  You should compare your existing insurance and Contract carefully.  You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period.  You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free.  If you surrender your existing contract for cash and then buy the Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender.

21

CANCELLATION (FREE-LOOK) PERIOD

The Contract provides for an initial Cancellation Period.  You have the right to return the Contract to our Service Center within 10 days after you receive it.  When we receive the returned Contract at our Service Center, it will be cancelled and, in most states, we will refund to the Owner an amount equal to:  (1) your Contract Account Value as of the date that we receive the returned Contract, plus (2) any charges that we may have deducted from premium payments or your Contract Amount Value.  In states that require it, we will refund the premiums paid.

PREMIUMS

We require a minimum initial premium of $10,000.  You may pay subsequent premiums under the Contract at any time during the Annuitant’s lifetime and before the Annuity Date.  Any subsequent premium must be at least $100 for Non-Qualified Contracts and $50 for Qualified Contracts.  We reserve the right, however, to not accept subsequent premium payments at any time for any reason.

In your Application, you may select a planned periodic premium schedule based on a periodic billing mode of annual, semi-annual, or quarterly payment.  You will receive a premium reminder notice at the specified interval.  You may change the planned periodic premium frequency and amount.  Also, under the automatic payment plan, you may select a monthly payment schedule under which premium payments will be automatically deducted from a bank account or other source rather than being “billed.”

ALLOCATION OF NET PREMIUMS

We must receive a complete Application with all relevant information and payment of the initial premium in order to process the Application.  If the Application is complete, we will allocate the initial Net Premium among the Subaccounts and Guaranteed Account in accordance with your instructions in the Application as of a date not later than two business days after we receive the completed Application at our Service Center.  (This allocation may be delayed for 15 days in some cases as discussed below.)

If we receive an incomplete Application, we may retain the initial premium payment and contact you in order to complete the Application.  If the Application is not completed with five business days of our receipt, we will explain the reason for the processing delay and the premium payment will be returned to you unless you consent to our retaining the premium payment until the Application is completed.  When the Application is complete, we will allocate the initial Net Premium within two business days.

You should designate in the Application how the initial Net Premium is to be allocated amount the Subaccounts and the Guaranteed Account.  As described above, in states where you are guaranteed a refund of premiums paid for cancellation during the Cancellation Period, the portion of the initial Net Premium which is to be allocated to the Subaccounts is allocated to the Money Market Subaccount for a 15-day period.  After the expiration of such 15-day period, the amount in the Money Market Subaccount is allocated to your chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount allocation percentages.  Any subsequent Net Premiums are allocated at the end of the Valuation Period in which the subsequent premium is received by us in the same manner, unless the allocation percentages are changed.  Net Premiums are allocated in accordance with the allocation schedule in effect at the time the premium payment is received.

Subaccount Values vary with the investment experience of the Subaccounts, and you bear the entire investment risk.  You should periodically review your allocation schedule for Net Premiums in light of market conditions and your overall financial objectives.

VARIABLE ACCOUNT VALUE

The Variable Account Value reflects the investment experiences of the Subaccounts selected by you, any Net Premium payments, any withdrawals, any surrenders, any transfers, and any charges relating to the

22

Subaccounts.  There is no guaranteed minimum Variable Account Value, and, because the Variable Account Value on any future date depends upon a number of variables, it cannot be predicted.

Calculation of Variable Account Value.  The Variable Account Value is determined on each Valuation Day.  This value is the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying the Subaccount’s Accumulation Unit value on the relevant Valuation Date by the number of Subaccount Accumulation units allocated to the Contract, as described below.

Accumulation Units.  For each Subaccount, Net Premiums allocated to a Subaccount and amounts transferred to a Subaccount are converted into Accumulation Units.  The number of Accumulation Units credited to a Contract is determined by dividing the dollar amount directed to each Subaccount by the value of the Accumulation Unit for that Subaccount for the Valuation Day as of which the allocation or transfer is made.  Allocations and transfers to a Subaccount increase the number of Accumulation Units of that Subaccount credited to a Contract.

Certain events reduce the number of Accumulation Units of a Subaccount credited to a Contract.  Withdrawals or transfers from a Subaccount result in the cancellation of an appropriate number of Accumulation Units of that Subaccount, as do surrender of the Contract, payment of a death benefit, the application of Variable Account Value to a Payment Option on the Annuity Date, and the deduction of the Annual Administrative Fee or other charges.  Accumulation Units are canceled as of the end of the Valuation Period in which we receive Notice regarding the event.

Accumulation Unit Value.  The Accumulation Unit value for each Subaccount was arbitrarily set when the Subaccount began operations.  Thereafter, the Accumulation Unit  value at the end of every Valuation Day is the Accumulation Unit value at the end of every Valuation Day is the Accumulation Unit value at the end of the previous  Valuation Day multiplied by the net investment factor, as described below.  The Subaccount Value for a Contract is determined on any day by multiplying the number of Accumulation Units of that Subaccount attributable to the Contract by the Accumulation Unit Value for that Subaccount.

Net Investment Factor.  The net investment factor is an index applied to measure the investment performance of a Subaccount from one Valuation Period to the next.  Each Subaccount has its own net investment factor which may be greater or less than one.  The net investment factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)	is the result of:

(a)	the Net Asset Value Per Share of the Portfolio held in the Subaccount,determined at the end of the current Valuation Period; plus

(b)	the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

(c)	a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Subaccount.

(2)	is the Net Asset Value Per Share of the Portfolio held in the Subaccount, determined at the end of the last prior Valuation Period.

(3)	is a daily factor representing the Annual Annuity Charge deducted from the Subaccount, adjusted for the number of days in the Valuation Period.

TRANSFER PRIVILEGE

Before the Annuity Date, you may request a transfer of all or part of the amount in a Subaccount to another Subaccount or to the Guaranteed Account, or transfer a part of an amount in the Guaranteed Account to one or more Subaccounts, subject to the restrictions below.  The minimum transfer amount is the lesser of $500 or the entire Subaccount Value or the Guaranteed Account Value.  A transfer request that would reduce the amount in a

23

Subaccount or the Guaranteed Account below $500 is treated as a transfer request for the entire amount in that Subaccount or the Guaranteed Account.

Transfers are made as of the day we receive Notice requesting the transfer.  There is no limit on the number of transfers which can be made between Subaccounts or from a Subaccount to the Guaranteed Account.  Only one transfer, however, may be made from the Guaranteed Account each Contract Year.  (See “Transfers from Guaranteed Account.”)  The first twelve transfers during each Contract Year are free.  Any unused free transfers do not carry over to the next Contract Year.  A $25 Transfer Processing Fee will be assessed for the thirteenth and subsequent transfers during a Contract Year.  For the purpose of assessing the fee, each request is considered to be one transfer, regardless of the number of Subaccounts or the Guaranteed Account affected by the transfer.  The Transfer Processing Fee will be deducted from the amount being transferred.  We do not assess a transfer charge for systematic transfers like Dollar Coast Averaging, Earnings Sweep Program, and Automatic Asset Rebalancing.

Excessive trading (including short-term “market timing” trading) may adversely affect the performance of the Subaccounts.  If a pattern of Subaccount transfers by an Owner or the Owner’s agent results in material disruption of a Fund’s portfolio (as determined by the Fund), we reserve the right not to process the transfer requests.  If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

We reserve the right to suspend transfer privileges at any time, for any class of Contracts, for any reason.

Automatic Asset Rebalancing.  You may elect Automatic Asset Rebalancing, which authorizes periodic transfers of amounts among the Subaccounts in order to achieve a particular percentage allocation among Subaccounts.  The percentage allocations must be in whole numbers and amounts may be allocated only among the Subaccounts.  No amounts will be transferred to or from the Guaranteed Account as a part of Automatic Asset Rebalancing.  For example, if your premium allocation is 20% to the Guaranteed Account, 30% to Subaccount A, and 50% to Subaccount B, the rebalancing will allocate the values in the Subaccounts as 37.5% to Subaccount A and 62.5% to Subaccount B.  The percentage allocation of your Contract Account Value for rebalancing is based on your premium allocation instructions in effect at the time of rebalancing.  Any premium allocation instructions that you give us that differ from your then current premium allocation instructions are treated as a request to change your premium allocation instructions.  You should note, however, that a request to transfer amounts among Subaccounts by Notice, telephone, fax, or e-mail is not treated as a new premium allocation instruction for these purposes, and will not affect future allocations pursuant to Automatic Asset Rebalancing.

Once elected Automatic Asset Rebalancing begins at the beginning of the calendar quarter following the calendar quarter during which you make your election.  You may change or terminate Automatic Asset Rebalancing by written instruction to us, or by telephone, fax, or e-mail if you have previously authorized us to take instructions.  Automatic Asset Rebalancing transfers are not subject to any transfer charge and do not count as one of the 12 free transfers available during any Contract Year.  Automatic Asset Rebalancing will end if you make a transfer, or change the current premium allocation instructions.  We reserve the right to suspend Automatic Asset Rebalancing at any time, for any class of Contracts, for any reason upon written notice to you.  You may not elect Automatic Asset Rebalancing if you elect Dollar Cost Averaging or the Earnings Sweep Program.

Advance Orders of Transfers.  You may elect to request transfers of amounts from a Subaccount to the Money Market Subaccount in advance of the time that you want the transfers executed.  To make this election, you must submit a written Advance Order form to our Service Center specifying a percentage amount of change in Subaccount Value at which shares in the specified Subaccount should be sold and the proceeds transferred to the Money Market Subaccount.  After you have submitted the written Advance Order form, you may place or cancel an Advance Order by calling our Service Center. We measure the percentage change in a Subaccount Value by reference to the net investment factor for the specified Subaccount, as measured using the Accumulation Unit value as of the Valuation Period next ended after receipt of the Advance Order at the Service Center.  We execute the transfer when the Accumulation Unit Value for that Subaccount increases or decreases by at least the percentage that you specify.

Once received at the Service Center, an Advance Order remains in effect until canceled or superseded by a subsequent Advance Order for a transfer out of the same Subaccount.  We do not currently assess a charge for

24

Advance Orders, but reserve the right to charge for this service.  In addition, we may terminate the Advance Order privilege or change its terms at any time by providing written notice to you at least 15 days in advance of the termination or modification.

DOLLAR COST AVERAGING

The Collar Cost Averaging program enables you to systematically and automatically transfer, on a monthly basis, specified dollar amounts from a designated Subaccount to other Subaccounts.  By allocating specified dollar amounts periodically rather than at one time, you may be less susceptible to the impact of market fluctuations.  We, however, make no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

You may elect Dollar Cost Averaging for a period from 6 to 36 months.  To qualify for Dollar Cost Averaging, the following minimum amount must be allocated to your designated Subaccount:  6 months -- $3,000 (for IRA contracts: $2,000); 12 months -- $6,000; 18 months -- $9,000; 24 months -- $12,000; 30 months -- $15,000; 36 months -- $18,000.  At least $500 must be transferred from the designated Subaccount each month.  The amount required to be allocated to the designated Subaccount can be made as an initial or subsequent investment or by transferring amounts into the designated Subaccount from the other Subaccounts or from the Guaranteed Account (which may be subject to certain restrictions).  (See “Transfers from Guaranteed Account.”)

You may participate in this program by completing the authorization on the Application or at any time after the Contract is issued by properly completing an election form and returning it to us at our Service Center by the beginning of the month.  You must also verify that the required minimum amount is in the designated Subaccount.  Dollar Cost Averaging transfers may not commence until the later of (1) 30 days after the Contract Date and (2) five days after the end of the Cancellation Period.

After you make the election, transfers from a Subaccount are processed monthly until the number of designated transfers has been completed, the value of the Subaccount is completely depleted, or you instruct us in writing to cancel the monthly transfers.

Transfers made under the Dollar Cost Averaging program are not subject to any transfer charge and will not count toward the twelve transfers permitted each Contract Year without the Transfer Processing Fee.  We reserve the right to discontinue offering Dollar Cost Averaging upon 30 days’ written notice to you.  You may not elect Dollar Cost Averaging if you elect Automatic Asset Rebalancing or the Earnings Sweep Program.

EARNINGS SWEEP PROGRAM

We also offer another automated transfer program called the Earnings Sweep Program.  You may not elect the Earnings Sweep Program if you elect Dollar Cost Averaging or Automatic Asset Rebalancing.

The Earnings Sweep Program enables you to systematically and automatically transfer, on a monthly basis, any “Earnings” accumulated in the Money Market Subaccount or the Guaranteed Account to other specified Subaccount(s).  On the same day of each month as the Contract Date (the “monthiversary”), we determine the amount of Earnings, if any, in the Money Market Subaccount or the Guaranteed Account from the prior month, and transfer such Earnings to the specified Subaccount(s).  Earnings for any month equal:

–	the Contract Account Value in the Money Market Subaccount or the Guaranteed Account on a monthiversary, minus

–	the Contract Account Value in the Money Market Subaccount or the Guaranteed Account on the previous monthiversary, minus

–	any Net Premiums allocated to the Money Market Subaccount or the Guaranteed Account since the date, minus

–	any transfers to the Money Market Subaccount or the Guaranteed Account since that date, plus

–	any charges and deductions imposed on the Contract Account Value in the Money Market Subaccount or the Guaranteed Account since that date.

25

As with Dollar Cost Averaging, by allocating Earnings periodically you may be less susceptible to the impact of market fluctuations.  We, however, make no guarantee that the Earnings Sweep Program will result in a profit or protect against loss.

To qualify for the Earnings Sweep Program, you must have a minimum Contract Account Value of $5,000 in the Money Market Subaccount or the Guaranteed Account.  You may participate in this program by completing the authorization on the Application or at any time after the Contract is issued by properly completing an election form and returning it to us at our Service Center by the beginning of the month.

Earnings Sweep Program transfers may not commence until the later of (1) 30 days after the Contract Date and (2) five days after the end of the Cancellation Period.

After you make the election, Earnings Sweep Program transfers from the Money Market Subaccount or the Guaranteed Account are processed monthly until the value of the Money Market Subaccount or the Guaranteed Account is completely depleted or you instruct us in writing at our Service Center to cancel the monthly transfers.

Transfers made under the Earnings Sweep Program are not subject to any transfer charge and will not count toward the twelve transfers permitted each Contract Year without the Transfer Processing Fee.  We reserve the right to discontinue offering the Earnings Sweep Program upon 30 days’ written notice to you.

WITHDRAWALS AND SURRENDER

Withdrawals.  At any time before the Annuity Date, you may withdraw part of the Surrender Value.  With Qualified Contracts, the terms of the related retirement plan may impose additional withdrawal restrictions on participants.  For information regarding these additional restrictions, you should consult your plan administrator.

The minimum amount which may be withdrawn under a Contract is $500; the maximum amount is that which would leave a Surrender Value of not less than $10,000.  We will treat a withdrawal request which would reduce the amount in a Subaccount or in the Guaranteed Account below $500 as a request for full withdrawal of the amount in that Subaccount or the Guaranteed Account.  We will withdraw the amount requested from the Contract Account Value as of the day Notice for the withdrawal is received at our Service Center.  Any applicable Surrender Charge is deducted from the remaining Contract Account Value.  (See “Surrender Charge.”)

You may specify the amount to be withdrawn from certain Subaccounts or Guaranteed Account Options for the withdrawal.  If you do not so specify or if the amount in the designated Subaccounts or Guaranteed Account Options is inadequate to comply with the request, the withdrawal is made from each Subaccount and the Guaranteed Account Options based on the proportion that the value in such account bears to the Contract Account Value immediately before the withdrawal.

A withdrawal may have adverse federal income tax consequences.  (See “Federal Tax Status.”)

Systematic Withdrawals.  Through the Systematic Withdrawal Plan, you may pre-authorize a periodic exercise of the withdrawal right described in the Contract.  You may elect the plan at the time of your Application by completing the authorization on the Application Form and making a minimum initial premium payment of $15,000.  After the Contract is issued, you may elect the plan by properly completing the election form if the Contract Account Value is at least $15,000.  Certain federal income tax consequences may apply to systematic withdrawals from the Contract.  You should, therefore, consult with your tax adviser before participating in the Systematic Withdrawal Plan.

Under the Systematic Withdrawal Plan, you can instruct us to withdraw a level dollar amount from the Contract on a monthly or quarterly basis.  Withdrawals begin on the monthly or quarterly date following our receipt of the request.  The minimum withdrawal is $100 monthly or $300 quarterly.  The Free Withdrawal Amount which may be withdrawn under the plan during the first Contract Year is 10% of the premiums paid in the first Contract Year if elected at the time of your Application.  For subsequent years, the Free Withdrawal Amount is a percentage of the Contract Account Value at the start of the year, less a Reduction Factor.  We will notify you if the total

26

amount to be withdrawn in a subsequent Contract Year exceeds the Free Withdrawal Amount for that Contract Year.  Unless you instruct us to reduce the withdrawal amount for that year so that it does not exceed the Free Withdrawal Amount, we will continue to process withdrawals for the designated amount.  Once the amount of the withdrawals exceeds the Free Withdrawal Amount for that Contract Year, we will deduct the applicable Surrender Charge from the remaining Contract Account Value.  (See “Surrender Charge.”)

We will pay you the amount requested each month or quarter and make withdrawals from the Subaccounts and the Guaranteed Account based on the proportion that the value in each Subaccount and Guaranteed Account bears to the Contract Account Value immediately prior to the withdrawal.

As stated, withdrawals under the Systematic Withdrawal Plan that do not exceed the Free Withdrawal Amount for the Contract Year are not subject to a Surrender Charge.  Notwithstanding any other Surrender Charge rules (see “Surrender Charge”), any other withdrawal in a year when the Systematic Withdrawal Plan has been utilized is subject to the Surrender Charge.  If an additional withdrawal is made from a Contract participating in the plan, systematic withdrawals will automatically terminate and may only be reinstated on or after the beginning of the next Contract year pursuant to a new request.

You may discontinue systematic withdrawals at any time upon Notice to us.  We reserve the right to discontinue offering systematic withdrawals upon 30 days’ written notice to you.  A systematic withdrawal may have adverse tax consequences (see “Federal Tax Status”).

Charitable Remainder Trust Rider.  You may elect a Charitable Remainder Trust Rider, which combines:  (1) an extended Maturity Date to the Contract Anniversary nearest the Annuitant’s age 100, unless a lump sum payment of Surrender Value is elected; and (2) a revised Surrender Charge/withdrawal provision.  A Charitable Remainder Trust Rider allows income to be distributed and the payment of trustee fees and charges.  The Rider only applies the appropriate Surrender Charge to withdrawals or surrenders during a Contract Year that exceed the greater of:  (1) the Free Withdrawal Amount for the Contract Year; or (2) any amounts in excess of the total premiums paid.  There will be no limit on the number of withdrawals occurring in any Contract Year.

Surrender.  At any time before the Annuity Date you may request a surrender of the Contract for its Surrender Value.  (See “Surrender Charge.”)  The surrender request must be on the proper form which can be requested from our Service Center.  The proceeds paid to you will equal the Surrender Value less any withholding taxes.  The Surrender Value will be determined on the date the Notice of surrender and the Contract are received at our Service Center.  The Surrender Value will be paid in a lump sum unless you request payment under a Payment Option.  A surrender may have adverse federal income tax consequences.  (See “Federal Tax Status.”)

Restrictions on Distributions from Certain Contracts.  There are certain restrictions on surrenders of and withdrawals from Contracts used as funding vehicles for section 403(b) retirement plans.  Section 403(b)(11) of the Code restricts the distribution under section 403(b) annuity contracts of:  (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in those years on amounts held as of the last year beginning before January 1, 1989.  Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 ½, separation from service, disability, or financial hardship.  In addition, income attributable to elective contributions described in (2) and (3) above may not be distributed in the case of hardship.

In the case of other types of Qualified Contracts, federal tax law imposes other restrictions on the form and manner in which benefits may be paid.  Likewise, the terms of retirement plans funded by Qualified Contracts also may impose restrictions on the ability of participants to take distributions from the Contracts.

Contract Termination.  We may end your Contract and pay the Surrender Value to you if, before the Annuity Date, all of these events simultaneously exist:

1.	no premiums have been paid for at least three years;

2.	the Contract Amount Value is less than $2,000; and

27

3.	the total premiums paid, less any partial withdrawals, are less than $2,000.

We will mail you a notice of our intention to end your Contract at least six months in advance.  The Contract will automatically terminate on the date specified in the notice, unless we receive an additional premium payment before the termination date specified in the notice.  This additional premium payment must be equal to at least the minimum additional amount required by us.

DEATH BENEFIT BEFORE OR AFTER ANNUITY DATE

Death of Annuitant.  If an Annuitant dies before the Annuity Date, the Owner becomes the new Annuitant.  If more than one individual owns the Contract, the youngest Owner becomes the Annuitant.  If any Owner is not an individual, then the death of an Annuitant is treated as the death of an Owner (see below).

Death of Owner.  If an Owner dies on or after the Annuity Date, any surviving joint Owner becomes the sole Owner.  If there is no surviving Owner, the Beneficiary becomes the new Owner.  If an Owner dies on or after the Annuity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of such death.

If an Owner dies before the Annuity Date, any surviving joint Owner becomes the Beneficiary.  We pay the Beneficiary a death benefit.  Beneficiaries have the following options with regard to the death benefit:

1.	elect to receive the death benefit in a single lump sum within 5 years of the deceased Owner’s death; or

2.
elect to have the death benefit paid under a Payment Option provided that: (a) annuity payments begin within one year of the deceased Owner’s death, and (b) annuity payments are made in substantially equal installments over the life of the Beneficiary or over a period not greater than the life expectancy of the Beneficiary; or

3.
if the Beneficiary is the spouse of the deceased Owner, he or she may (by Notice within one year of the Owner’s death), elect to continue the Contract as the new Owner.  If the spouse so elects, all his or her rights as a Beneficiary cease and if the deceased Owner was also the sole Annuitant, he or she becomes the Annuitant.  The spouse is deemed to have made the election to continue the Contract if he or she makes no election before the expiration of the one year period or if he or she makes any premium payments under the Contract.

If a Beneficiary is not the spouse of the deceased Owner: (1) options 1 and 2 above apply even if the Annuitant is alive at the time of the deceased Owner’s death; (2) if the new Owner is not a natural person, only option 1 is available; (3) if no election is made within 60 days of the deceased Owner’s death, option 1 above is deemed to have been elected; and (4) if the Beneficiary dies before the payments required by options 1 or 2 above are complete, the entire remaining Contract Account Value is distributed in one sum immediately.

If there is more than one Beneficiary, the foregoing provisions apply independently to each Beneficiary.

If the Owner is not an individual, the Annuitant, as determined in accordance with section 72(s) of the Code, is treated as Owner for purposes of these distribution requirements, and any changes in the Annuitant are treated as the death of the Owner.

Other rules may apply to a Qualified Contract.

Death Benefit.  Upon the death of any Owner before the Annuity Date, we will pay the Beneficiary a death benefit.  During the first eight Contract Years, the death benefit equals the greater of:

–	Contract Account Value; or

–	aggregate premiums paid reduced by the amount of all withdrawals prior to the date of death (including any applicable Surrender Charge).

28

In Contract Years nine and later, the death benefit equals the greatest of:

–	Contract Account Value; or

–
aggregate premiums paid as of the eighth Contract Anniversary reduced by the amount of all withdrawals prior to the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount (as described below); or

–	Contract Account Value on the eighth Contract Anniversary plus aggregate premiums paid since that Anniversary reduced, for each withdrawal since that Anniversary, by the Withdrawal Adjustment Amount.

The Withdrawal Amount is determined by multiplying with death benefit prior to the withdrawal by the ratio of the amount of the withdrawal (including any Surrender Charge) to the Contract Account Value immediately prior to the withdrawal.

Notwithstanding the foregoing, if the Owner is 90 years old or older at the date of death, the death benefit is the Contract Account Value.

If there are multiple Owners, then the age of the oldest Owner is sued to determine the death benefit.  Also, if there are multiple Owners, then upon the death of one Owner before the Annuity Date, the surviving Owner becomes the Beneficiary.  Where a Contract has only one Owner, and either the designated Beneficiary has died before that Owner or that Owner did not designate a Beneficiary, then the Owner’s estate is the Beneficiary.

The death benefit is computed as of the date on which we receive Notice and proof of death and all necessary claim forms at our Service Center.  Any excess of the death benefit over the Contract Account Value is allocated among the Subaccounts and the Guaranteed Account Option according to the premium allocation schedule in effect until the Beneficiary elects option 1, 2, or 3 above.

ALTERNATE DEATH BENEFIT RIDERS

In lieu of the death benefit described above, for an additional charge, an Owner may, when the Contract is issued, elect the following optional death benefit rider.

Step-up Rider.  At the time a Contract is issued, you may elect the Step-up Rider for an Annuitant who is age 0-70.  The step-up Rider provides a guaranteed minimum death benefit equal to the Contract Account Value as of the Contract Anniversary and is reset every year to the Contract Account Value on the next Contract Anniversary, if greater.  This reset continues until the Contract Anniversary on or before the Owner’s 85th birthday.  Premiums paid since the last Contract Anniversaries are also included in the death benefit proceeds.  A reduction in the guaranteed minimum death benefit for any withdrawal will be based on the proportion of the withdrawal to the Contract Account Value.  At no time will the death benefit proceeds be less than either the Contract Account Value on the date we receive due proof of the Owner’s death or the sum of premiums paid, less any withdrawals, including applicable Surrender Charges.

THE ANNUITY DATE

Subject to our approval and state law you select the Annuity Date.  You may select any Annuity Date except that the latest Annuity Date is the Maturity Date.  If you do not select an Annuity Date, this Maturity Date is the Annuity Date.

Surrender Value is applied to purchase a Payment Option as of the Annuity Date.  If, however, the Maturity Date is the Annuity Date, then Contract Account Value is applied to purchase a Payment Option.  In the event that you do not select a Payment Option, Surrender Value (or the Contract Account Value, if the Annuity Date is the Maturity Date) is applied under the Life Annuity with Ten Year Certain Payment Option.

You may change the Annuity Date subject to these limitations:

1.	Notice is received at least 30 days for the Maturity Date;

29

2.	The new Annuity Date is at least 30 days after we receive the change request;

3.	The new Annuity Date is not the 29th, 30th, or 31st day of a month; and

4.	The new Annuity Date is not later than the Maturity Date.

TELEPHONE, FAX, OR E-MAIL REQUESTS

In addition to written requests, we may accept telephone, fax, and e-mail instructions from you or an authorized third party at our Service Center regarding transfers, Dollar Cost Averaging, Earnings Sweep Program transfers, Automatic Asset Rebalancing, advance ordering and loans (excluding 403(b) Contracts), and partial and systematic withdrawals (e-mail and fax only), subject to the following conditions.

1.
You must complete and sign our telephone, fax, or e-mail request form and send it to us.  You also may authorize us in the Application or by Notice to act upon instructions given by telephone, fax, or e-mail.

2.	You may designate in the request form a third party to act on your behalf in making telephone, fax, or e-mail requests.

We will employ reasonable procedures to confirm that instructions communicated are genuine.  The procedures we follow include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of the telephone instructions given by you.  If we follow reasonable procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.  We, however, may be liable for losses if we do not follow reasonable procedures.  Telephone, facsimile, and e-mail may not always be available.  Any telephone, facsimile, or computer system, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent our processing of your request.  Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, you should make your request in writing to the Service Center.

PAYMENTS

Any withdrawal, the Surrender Value, or the death benefit will usually be paid within seven calendar days of receipt of written request or receipt and filing of any necessary due proof of death.  Payments may be postponed, however, if:

1.	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

2.	the SEC permits by an order the postponement for the protection of Owners; or

3.
the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account’s net assets not reasonably practicable.

If a recent check or draft has been submitted, we have the right to defer payment until such check or draft has been honored.

We have the right to defer payment of any withdrawal, surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of Notice for a withdrawal, surrender, or transfer.  If payment is not made within 30 days after our receipt of documentation necessary to complete the transaction, or any shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at an annual rate of 3% or such higher rate required for a particular state.

MODIFICATION

Upon notice to you and approval from the Superintendent of Insurance, we may modify the Contract, if a modification:

30

1.	is necessary so that the Contract, our operations, or the operations of the Variable Account comply with any applicable laws or regulations; or

2.	is necessary to assure the continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

3.	is necessary to reflect a change in the operation of the Variable Account; or

4.	provides other Subaccounts and/or Guaranteed Account Options.

In the event of a modification, we will make appropriate endorsement to the Contract.

REPORTS TO CONTRACT OWNERS

At least quarterly, we will mail to you, at your last known address of record, a report containing the Contract Account Value and Surrender Value of the Contract and any further information required by and applicable law or regulation.

CONTRACT INQUIRIES

Inquiries regarding a Contract may be made by writing to us at our Service Center.

THE GUARANTEED ACCOUNT

You may allocate some of all of the Net Premiums and transfer some or all of the amounts in the Subaccounts to the Guaranteed Account, which is part of our General Account.  The Guaranteed Account pays interest at declared rates that are guaranteed for one year from the date each Net Premium or Contract Account Value is allocated to the Guaranteed Account, and the interest must be at least 3%.  The principal, after deductions, is also guaranteed.  Our General Account supports our insurance and annuity obligations.  The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor our General Account has been registered as an investment company under the 1940 Act.  Neither our General Account, the Guaranteed Account, nor any interests therein are generally subject to regulation under these laws.  The disclosures relating to these accounts which are included in this prospectus are for your information and have not been reviewed by the SEC.  These disclosures, however, may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The portion of the Contract Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below.  Since the Guaranteed Account is part of our General Account, we assume the risk of investment gain or loss on this amount.  All assets in the General Account are subject to our general liabilities from business operations.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 3%.  We intend to credit the Guaranteed Account Value with Current rates in excess of this minimum guarantee but we are not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since we anticipate changing the current interest rate in our discretion from time to time, different allocations to the Guaranteed Account Value are credited with different current interest rates.  The interest rate credited to each amount or transferred to the Guaranteed Account will apply to the earlier of (1) the time remaining for the Guaranteed Account Option selected, or (2) 12 months.  At the end of this period, we will determine a new current interest rate on the amount and any accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Guaranteed Account on that date).  The rate declared on this amount and any accrued interest thereon at the end of the period of a Guaranteed Account Option will be guaranteed for a subsequent specified period.  Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed effective annual interest rate of 3$ per year will be determined in our sole discretion.  You assume the risk that interest credited may not exceed the guaranteed minimum rate.

31

We may offer Guaranteed Account Options to be used solely for Dollar Cost Averaging.  The Options would only be available for the allocation of new Net Premium payments at the time we receive them at our Service Center.  Transfers of any portion of the Contract Account Value into these options is not permitted.  Use of these Options for Dollar Cost Averaging requires that the Net Premium payments and associated interest be fully transferred by the end of a specified period.  If the Dollar Cost Averaging is canceled or the amount being automatically transferred is reduced, the remaining balance will be transferred to the Money Market Subaccount.  You may transfer amounts allocated to these Guaranteed Account Options to a Subaccount and any other permitted Guaranteed Account Options at any time.

For purposes of crediting interest and deducting charges, the Guaranteed Account uses a last-in, first-out method (i.e., LIFO) of accounting for allocations of Net Premium payments and for transfers of Contract Account Value.

TRANSFERS FROM GUARANTEED ACCOUNT

Within 30 days before or after any Contract Anniversary, you may make one transfer from the Guaranteed Account (except for Guaranteed Account Options used for Dollar Cost Averaging) to any or all of the Subaccounts.  The amount transferred from the Guaranteed Account may not exceed 25% of the Guaranteed Account Value (exclusive of the Guaranteed Account Value attributable to Guaranteed Account Options use for Dollar Cost Averaging) on the date of transfer, unless the balance after the transfer is less than $500, in which case the entire amount will be transferred.  Subject to the next paragraph, if Notice for a transfer is received before a Contract Anniversary, the transfer will be made as of the Contract Anniversary; if Notice for a transfer is received within 30 days after the Contract Anniversary, the transfer will be made as of the date we receive Notice at our Service Center.

PAYMENT DEFERRAL

We may defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of our receipt of the Notice for withdrawal, surrender, or transfer.

CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

General.  We do not deduct a charge for sales expense from premiums at the time they are paid.  Within certain time limits described below, however, a Surrender Charge (contingent deferred sales charge) is deducted from the Contract Account Value if a withdrawal is made or a Contract is surrendered before the Annuity Date or if Contract Account Value is applied to a Payment Option.  If the Surrender Charge is insufficient to cover sales expenses, the loss will be borne by us; conversely, if the amount of the Surrender Charge is more than our sales expenses, the excess will be retained by us.  We do not currently believe that the Surrender Charges will cover the expected costs of distributing the Contracts.  Any shortfall will be made up from our general assets, which may include proceeds derived from Annuity Charges.

Charges For Withdrawal or Surrender.  The Surrender Charge is equal to the percentage of each premium payment surrendered or withdrawn (or applied to a Payment Option on the Annuity Date) as specified in the table below.  The Surrender Charge is separately calculated and applied to each premium payment at any time that the payment (or part of the payment) is surrendered or withdrawn (or applied to a Payment Option on the Annuity Date).  No Surrender Charge applies to premium payments applied to a Payment Option on the Maturity Date.  No Surrender Charge applies to Contract Account Value representing the Free Withdrawal Amount or to Contract Value in excess of aggregate premium payments (less prior withdrawals of premium payments).  The Surrender Charge is calculated using the assumption that Contract Account Value is withdrawn in the following order:  (1) the Free Withdrawal Amount for that Contract Year, (2) premium payments, and (3) any remaining Contract Account Value.  In addition, the Surrender Charge is calculated using the assumption that premium payments are withdrawn on a first-in, first-out basis.

32

The Surrender Charge applicable to each premium payment diminishes as the payment ages.  A premium payment ages by Contract Year, such that it is in “year” 1 during the Contract Year in which it is received and in “year” 2 throughout the subsequent Contract Year and in “year” 3 throughout the Contract Year after that etc.

AGE OF EACH PREMIUM PAYMENT IN CONTRACT YEARS	CHARGE
1	7.0%
2	7.0%
3	6.0%
4	5.0%
5	4.0%
6	3.0%
7	2.0%
8	1.0%
9 and over	0.0%

In no event will the total Surrender Charges assessed under a Contract exceed 8 ½% of the total gross premiums received under the contract.

When a Contract is surrendered, the Surrender Charge is deducted from the Contract Account Value in determining the Surrender Value.  For a withdrawal, the Surrender Charge is deducted from the Contract Account Value remaining after the amount requested is withdrawn.

Free Withdrawal Amount.  During the first Contract year, the Free Withdrawal Amount is 10% of the premium payments made in the first Contract Year.  For all other Contract Years, the Free Withdrawal Amount is a percentage of the Contract Account Value at the start of the year less a Reduction Factor, which adjusts the Free Withdrawal Amount to take into account withdrawals of the Free Withdrawal Amount in prior Contract Years.  The percentage is 20% in the second Contract year and increases by 10% per year until it reaches a maximum of 50% in the fifth Contract Year.  The Reduction Factor for the second Contract Year is a ratio of the free withdrawals made in the first Contract Year to the premium payments in that year expressed as a percentage.  The Reduction Factor for each subsequent Contract Year is the Reduction Factor for the prior Contract Year plus the ratio of the free withdrawals made in the prior Contract Year to the Contract Account Value at the beginning of the prior Contract Year expressed as a percentage.  The Free Withdrawal Amount in any year will not be less than 10% of the Contract Account Value at the start of the Contract Year.

The Free Withdrawal Amount is cumulative from Contract Year to Contract Year.  If the Contract is surrendered and there have been no prior withdrawals during such Contract Year, no Surrender Charge applies to the amount of the surrender up to the Free Withdrawal Amount as of the beginning of that Contract Year.  If a withdrawal is made during a Contract Year in which one or more withdrawals have been made, the remaining Free Withdrawal Amount is equal the total Free Withdrawal Amount available for that Contract Year (the Contract Value at the start of that year less the Reduction Factor) less the total amount previously withdrawn during that Contract Year without imposition of the Surrender Charge.

ADMINISTRATIVE CHARGES

Annual Administrative Fee.  On each Contract Anniversary prior to and including the Annuity Date, and upon surrender of the Contract or on the Annuity Date (other than on a Contract Anniversary), we deduct from the Contract Account Value an Annual Administrative Fee of $30 for our administrative expenses relating to the

33

Contract.  We currently do not charge this fee when Contract Account Value is $100,000 or more as of the date that the fee would have been charged.  The charge is deducted from each Subaccount and Guaranteed Account Option based on the proportion that the value in each Subaccount and the Guaranteed Account bears to the total Contract Account Value.  Some states may limit the amount of the Annual Administrative Fee.  No Annual Administrative Fee is payable after the Annuity Date.

Transfer Processing Fee.  The first twelve transfers during each Contract Year are free.  A $25 Transfer Processing Fee will be assessed for each additional transfer during such Contract Year.  For the purpose of assessing the fee, each Notice of transfer is considered to be one transfer, regardless of the number of Subaccounts or accounts affected by the transfer.  Transfers under the Dollar Cost Averaging program or Automatic Asset Rebalancing do not count towards the number of transfers during a Contract Year without a Transfer Processing Fee.  The Transfer Processing Fee will be deducted from the amount being transferred.  We do not assess a transfer charge for systematic transfers, including Dollar Cost Averaging, Earnings Sweep Program, and Automatic Asset Rebalancing.  We do not expect a profit from this fee.

DAILY ANNUITY CHARGE

To compensate us for assuming mortality and expense risks and for administering the Contracts, prior to the Annuity Date we deduct a daily Annuity Charge from the assets of the Variable Account. We will impose a charge in an amount that is equal to an annual rate of 1.40% (daily rate of .003835616%).

The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established.  Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received.  The mortality risk we assume also includes a guarantee to pay a death benefit if an Owner dies before the Annuity Date.  The expense risk we assume is the risk that the Surrender Charges, administrative fees, and Transfer Processing Fees may be insufficient to cover actual future expenses.  In the event that there are any profits from fees and charges deducted under the Contract, including but not limited to the Annuity Charge, such profits could be used to finance the distribution of the Contracts.

INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE PORTFOLIOS

Because the Variable Account purchases shares of the Portfolios, the performance of each Subaccount reflects the investment advisory fees and other expenses incurred by the Portfolios.  For each Portfolio, an investment adviser is paid a fee that is a percentage of a Portfolio’s average daily net assets, and thus the actual fee paid depends on size of the Portfolio.  Each Portfolio also pays most or all of its operating expenses.  See the accompanying current prospectuses for the Portfolios for further details.

CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS

We deduct a monthly charge from Contract Account Value for the Step-up Rider.  The charge is deducted on the Contract Date and on the same day of each month thereafter.  The charge is a percent of Contract Account Value and is deducted proportionately from the Subaccount Values, by canceling Accumulation Units, and Guaranteed Account Value under the Contract.  The monthly charge is equal to 1/12 of 0.25%.

PREMIUM TAXES

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies.  Premium tax rates are subject to change from time to time by legislative and other governmental action, and currently range from 0.0% to 4.0%.  In addition, other governmental units within a state may levy these taxes.

The timing of tax levies varies from one taxing authority to another.  If premium taxes are applicable to a Contract, they will be deducted, depending on when such taxes are paid to the taxing authority, either (1) from premiums as they are received, or (2) from the Contract Account Value upon a withdrawal or surrender, application of the proceeds to a Payment Option, or payment of a death benefit.

34

OTHER TAXES

Currently, we do not make a charge against the Variable Account for any federal, state, or local taxes.  We may, however, make such a charge in the future if income or gains within the Variable Account will result in any federal tax liability to us.  Charges for other taxes attributable to the Variable Account, if any, may also be made.

CHARGE DISCOUNTS FOR SALES TO CERTAIN GROUPS

We may reduce or waive charges under Contracts sold to certain groups of purchasers where such sales entail lower than normal expenses and/or fewer risks to us.  Generally, we reduce or waive charges based on factors such as the following:

–	the size of the group of purchasers;

–	the total amount of premium anticipated from the group; and/or

–
the nature of the group and/or the purpose for which the Contracts are purchased (e.g., Contracts purchased by an employer to fund an employee benefit plan, usually have fewer surrenders and are less expensive to administer than individually sold Contracts).

We also may reduce or waive charges on Contracts sold to officers, directors, and employees of PMLIC and its affiliates.  Reductions or waivers of charges will not discriminate unfairly among applicants.  Contact your sales representative for more information about charge reductions or waivers.

PAYMENT OPTIONS

ELECTION OF PAYMENT OPTIONS

Before the Annuity Date, you can have the Surrender Value applied under a Payment Option, unless you elect to receive the Surrender Value in a single sum.  In the event that you do not select a Payment Option, Surrender Value is applied to Option B, described below.  In addition, a Beneficiary can have the death benefit applied under a Payment Option unless you have already selected an option for the Beneficiary.

Before beginning annuity payments under a Payment Option, we require that you return the Contract to the Service Center.  We will issue a supplementary contract stating the terms of payment under the Payment Option selected.  We also reserve the right to require satisfactory evidence of the identity, birth date, and sex of any Annuitant, and satisfactory evidence that any Annuitant is still alive.  Before making each annuity payment under a life-contingent Payment Option, we reserve the right to require satisfactory evidence that any Annuitant is still alive.

A Payment Option may be elected, revoked, or changed at any time before the Annuity Date while the Owner is living.  If the Payee is other than the Owner, the election of a Payment Option requires our consent.  An election of an option and any revocation or change must be made by Notice.  Notice must be filed with our Service Center.

An option may not be elected if any periodic payment under the election would be less than $50.  Subject to this condition, payments may be made annually, semi-annually, quarterly, or monthly and are made at the beginning of the period.

The available Payment Options are described below.  The Payment Options are fixed, which means that each option has a fixed and guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experiences of the Variable Account.

Instead of choosing one of the Payment Options listed below, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

35

Income payable is guaranteed to be equal or exceed the Contract Account Value applied to the rates shown in the Option Table.  Income payable is guaranteed to be equal or exceed Income provided by the application of the Surrender Value to purchase any single consideration immediate annuity contract offered by us at the time to the same class of annuitants.

DESCRIPTION OF PAYMENT OPTIONS

Option A – Life Annuity Option.  Under this Payment Option, payments are made in equal amounts each month during the Annuitant’s lifetime with payments ceasing with the last payment prior to the death of the Annuitant.  No amounts are payable after the Annuitant dies.  Therefore, if the Annuitant dies immediately following the date of the first payment, the Payee will receive one monthly payment only.

Option B – Life Annuity Option with 10 Years Guaranteed.  Under this Payment Option, payments are made in equal amounts each month during the Annuitant’s lifetime with the guarantee that payments will be made for a period of not less than ten years.  Under this option, if any Beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the Beneficiary unless otherwise provided in writing.  Calculation of this present value will be at 3% which is the rate of interest assumed in computing the amount of annuity payments.

The amount of each payment will be determined from the tables in the Contract which apply to either Option A or Option B based upon the Annuitant’s age and sex.  If the Contract is sold in a group or employer-sponsored arrangement, the amount of the payments will be based on the Annuitant’s age only.  Age is determined from the nearest birthday at the due date of the first payment.

Alternate Income Option.  Instead of one of the above Payment Options, the Surrender Value or death benefit, as applicable, may be settled under an alternate income option based on our single premium immediate annuity rates in effect at the time of settlement.  These rates will be adjusted so that the first payment can be made immediately (at the beginning of the first month, rather than at the end of the month) which will result in receipt of one additional payments.  These rates are 4% higher than our standard immediate annuity rates.

YIELDS AND TOTAL RETURNS

From time to time, we may advertise or include in sales literature historical performance data, including yields, effective yields, standard annual total returns and non-standard measures of performance for the Subaccounts.  These figures are based on historical earnings and do not indicate or project future performance.  Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations.  More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the SAI.

Effective yields and total returns for a Subaccount are based on the investment performance of the corresponding Portfolio.  A Portfolio’s performance reflects the Portfolio’s expenses.  See the prospectuses for the Funds.

The yield of the Money Market Subaccount refers to the annualized investment income generated by an investment in the Subaccount over a specified seven-day period.  The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment.  The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested.  The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period.  The yield is calculated by assuming that the income generated by the investment during the 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

36

The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations.  When a Subaccount has been in operation for one, five, and ten years, respectively, the total returns for these periods are provided.  For periods prior to the date a Subaccount commenced operations, performance information for Contracts funded by that Subaccount may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the Portfolio, with the current level of Contract charges.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.  Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period.  This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any Surrender Charge that would apply if an Owner terminated to the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

In addition to the versions described above, total return performance information computed on other versions may be used in advertisements and sales literature.  Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the Surrender Charge.  Total return information will be higher when the Surrender Charge is excluded than when it is included.  We may also disclose cumulative total return information with and without deductions for the Surrender Charge.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed.  For additional information regarding the calculation of performance data, please refer to the SAI.

In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts.  Lipper Analytical Services, Inc. (“Lipper”) and the Variable Annuity Research Data Service (“VARDS”) are independent services which monitor and rank the performance of variable annuity issuers in the major categories of investment objectives on an industry-wide basis.

Lipper’s rankings include variable life insurance issuers as well as variable annuity issuers.  VARDS rankings compare only variable annuity issuers.  The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration.  In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance.  This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor’s Composite Index of 500 Stocks, a widely used measure of stock performance.  This unmanaged index assumes the reinvestment of dividends but does not reflect any “deduction” for the expense of operating or managing an investment portfolio.  Other independent ranking services and indices may also be used as sources of performance comparison.

We may also report other information including the effect of tax-deferred compounding on a Subaccount’s investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.  All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio’s investment experience is positive.

37

FEDERAL TAX STATUS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations.  This discussion is not intended as tax advice.  You should consult your tax adviser for more complete information.  This discussion is based upon our understanding of the present federal income tax laws.  No representation is made as to the likelihood of continuation of the present federal income tax laws or how they may be interpreted by the Internal Revenue Service (the “IRS”).

The Contract may be purchased on a tax-qualified basis or on a non-tax-qualified basis.  Qualified Contracts are designed for use by individuals whose premium payments consist solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under sections 401(1), 403(b), 408, 408A of the Code.  The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on PMLIC’s tax status.  In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment.  Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures.  Owners, participants, Beneficiaries, and Payees are responsible for determining that contributions, distributions, and other transactions with respect to the Contracts comply with applicable law.  Therefore, purchasers of Qualified Contracts should seek the tax advice regarding the suitability of a Contract for their situation.  The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACTS

Diversification Requirements.  The Code requires that the investments of the Variable Account be “adequately diversified” in order for the Contract to be treated as an annuity contract for federal income tax purposes.  It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

Owner Control.  In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts because of their ability to exercise investment control over those assets.  When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets.  There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate premium payments and transfer Contract Account Value, have not been explicitly addressed in published rulings.  While we believe that the Contract does not give Owners investment control over Variable Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Contracts.

Required Distributions.  In order to be treated as an annuity contract for federal income tax purposes, the Code requires any Non-Qualified Contract to contain certain provisions specifying how the Owner’s interest in the Contract will be distributed in the event of the Owner’s death.  The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued.  We intend to review these provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

38

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES – IN GENERAL

We believe that if an Owner is a natural person, the Owner will not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin.  (For these purposes, an agreement to assign or pledge any portion of the Contract Account Value and, in the case of a Qualified Contract, any portion of an interest in a retirement plan generally is treated as a distribution.)

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person.  The Owner of Contract who is not a natural person generally must include in income any increase in the excess of the Contract Account Value over the “investment in the Contract” (generally, the premiums or other consideration paid for the Contract) during the taxable year.  There are some exceptions to this rule and a prospective Owner that is not a natural person may wish to discuss these with a tax adviser.  The following discussion generally applies to Contracts owned by natural person.

Withdrawals and Surrenders.  When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Account Value immediately before the distribution over the Owner’s investment in the Contract at that time.  In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals and Surrenders.  In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income.  In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 ½;

•	made on or after the death of an Owner;

•	attributable to the taxpayer’s becoming disabled; or

•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  A tax adviser should be consulted wit regard to exceptions from the penalty tax.  Other penalties may apply to Qualified Contracts.

Annuity Payments.  Although tax consequences may vary depending on the Payment Option elected under a Contract, a portion of each annuity payments is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow an Owner to recover his or her investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start.  Once an investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds.  Amounts may be distributed from a Contract because of an Owner’s or an Annuitant’s death.  Generally, these amounts are includible in the income of the recipient as follows:  (1) if distributed in a lump sum, the amounts are taxed in the same manner as a surrender of the Contract; or (2) if distributed under a Payment Option, the amounts are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract.  A transfer or assignment of ownership of a Contract, the designation of an Annuitant or Payee other than the Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in tax consequences to an Owner that are not discussed here.  An Owner

39

contemplating any transfer, assignment, designation, or exchange should consult a tax adviser as to these tax consequences

Charitable Remainder Trust Rider.  Issues arising in connection with the ownership of certain annuity contracts by charitable remainder trusts are currently under extensive review by the IRS.  You should consult a competent legal or tax adviser before arranging for the purchase of a Contract and/or Charitable Remainder Trust Rider by, or transfer of a Contract and/or Charitable Trust Rider to, a charitable remainder trust.

Multiple Contracts.  All non-qualified deferred annuity contracts that are issued by PMLIC (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Separate Account Charges.  It is possible that the IRS could take the position that charges for certain optional benefits are deemed to be taxable distributions.  Consult your tax advisor prior to selecting any optional benefits.

TAXATION OF QUALIFIED CONTRACTS

The Contracts are designed for use with several types of qualified retirement plans.  The tax rules applicable to participants in these qualified plans very according to the type of plan and the terms and conditions of the plan itself.  Special favorable tax treatment may be available for certain types of contributions and distributions.  Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 ½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.  Therefore, no attempt is made to provide more than general information about the use of the Contracts with qualified retirement plans.  Owners, Annuitants, Beneficiaries, and Payees are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we are not bound by the terms and conditions of any plan to the extent these terms and conditions contradict the Contract.

The Owner should consult a tax adviser regarding the use of the Contract within a qualified retirement plan or in connection with other employee benefit plans or arrangements that receive favorable tax treatment, since many plans or arrangements provide the same type of tax deferral as provided by the Contract.  The Contract provides a number of extra benefits and features not provided by employee benefit plans or arrangements alone, although there are costs and expenses under the Contract related to these benefits and features.  Owners should carefully consider these benefits and features in relation to their costs as they apply to the Owner’s particular situation.

Distributions.  Annuity payments under a Qualified Contract are generally taxed in a manner similar to a Non-Qualified Contract.  When a withdrawal from a Qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the relationship between the Owner’s investment in the Contract to the participant’s total accrued benefit balance under the retirement plan.  For Qualified Contracts, however, the investment in the Contracts will generally be zero unless nondeductible or after-tax contributions have previously been made to the relevant qualified plan or employer contributions or investment earnings have previously been includible in the income of the employee.

Brief descriptions follow different types of qualified retirement plans that may be used in connection with a Contract.  We will endorse the Contract as necessary to conform to it the requirements of a plan.

Corporate and Self-Employed Pension and Profit Sharing Plans.  Section 401(a) of the Code permits corporate employers to establish carious types of retirement plants for employees, and permits self-employed individuals to establish these plans for themselves and their employees.  These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans.  Adverse tax or other legal consequences to the plan, to the participant, or to both may result if a Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all applicable legal requirements prior to transfer of the Contract.  The Contract includes an enhanced death benefit that in some cases may exceed the greater of the

40

premium payments or the Contract Account Value.  The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan.  Employers intending to use the Contract with such plans should seek competent tax advice.

Individual Retirement Annuities.  Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA.”  There are legal limitations on the amount of the premiums or contributions under the IRA, the deductible amount of such premiums, the persons who may be eligible, and the time when distributions commence.  Also, distributions from certain other types of qualified retirement plans may be “rolled over” or transferred on a tax-deferred basis into an IRA.  Distributions, other than distributions of non-deductible contributions, are subject to income tax, and a 10% penalty tax is imposed on distributions before age 59 ½, unless an exception applies.  Certain small employers may establish SIMPLE IRA plans that allow the employer to make contributions to SIMPLE IRAs on behalf of their employees.  Distributions before age 59 ½ in the first two years of a SIMPLE IRA are, unless an exception applies, subject to a 25% penalty tax, and special restrictions apply to rollovers and transfers from SIMPLE IRAs.  Employers may also establish simplified employee pension (SEP) plans to make IRA contributions on behalf of their employees.  The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract Account Value.  The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provisions such as the death benefit provision in the Contract comports with IRS qualification requirements.  The Code imposes additional requirements on sales of the Contract for use with IRAs, SIMPLE IRAs, and SEP IRAs.

Roth IRAs.  Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA.  Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply.  “Qualified distributions” from a Roth IRA, as well as distributions which are the return of the owner’s contributions to the Roth IRA, are not subject to tax.  “Qualified distributions” are distributions that satisfy a five year holding period and are made:  (1) on or after the owner reaches 59 ½; (2) to the beneficiary of the owner after the owner’s death; (3) on account of the owner’s disability; or (4) to pay for first-time home-buying expenses.  Federal income tax, as well as a 10% penalty tax, will generally apply to distributions that are not “qualified distributions.”

Tax Sheltered Annuities.  Section 403(b) of the Code allows employees of certain section 501 (c) (3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a Contract that will provide an annuity for the employee’s retirement.  These premium payments may be subject to FICA (social security) tax.  The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract Account Value.  The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under Code section 403(b).  Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

The following amounts may not be distributed from Code section 403(b) annuity contracts prior to the employee’s death, attainment of age 59 ½, separation from service, disability, or financial hardship:  (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989.  In addition, earnings on amounts described in (2) or (3) above may not be distributed in the case of hardship.

Death Benefits.  The Contract includes a death benefit that in some cases may exceed the greater of premiums paid or the Contract Account Value.  The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan.  Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.  In addition, the IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA requirements.

41

WITHHOLDING

Distributions from a Contract generally are subject to withholding for the Owner’s federal income tax liability.  The withholding rate varies according to the type of distribution and the Owner’s tax status.  The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

“Eligible rollover distributions from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%.  Generally, an eligible rollover distribution is the taxable portion of any distribution from these plans, except for certain distributions such as minimum distributions required by the Code, distributions paid in the form of an annuity, and certain hardship withdrawals.  The 20% withholding does not apply, however, if the Owner chooses a “direct rollover” from the plan to another section 401(a) or section 403(b) plan (as applicable) or to an IRA.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means.  It is also possible that any change could be retroactive (that is, effective prior to the date of the change).  A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under the Contract are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus.  Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change.  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution.  A tax adviser should be consulted for further information.

DISTRIBUTION OF CONTRACTS

The Contracts are offered to the public on a continuous basis.  Although we do not anticipate discontinuing the offering of the Contracts, we reserve the right to do so.  Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities and authorized by us to sell the Contracts, and who are also registered representatives of 1717 or other broker/dealers.  1717 is a wholly-owned indirect subsidiary of PMLIC and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer.  1717 is also a member of the National Association of Securities Dealers, Inc.

1717 acts as the principal underwriter, as defined in the 1940 Act, of the Contracts pursuant to an Underwriting Agreement between 1717 and ourselves.  1717 is not obligated to sell any specific number of Contracts.  1717’s principal business address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850.  The Contracts may also be sold through other broker-dealers registered under the Securities Exchange Act of 1934 that have a selling agreement with 1717 or have a selling agreement with another broker-dealer that has a selling agreement with 1717.  We pay commissions, including other incentives or payments, to 1717 and to a number of nonaffiliated broker-dealers.  We recoup commission and other sales expenses through fees and charges imposed under the Contract.  Although fees and charges are a source of revenue for this purpose, commissions paid on the Contract, including other incentives or payments, are not charged directly to Contract Owners or the Separate Account.  1717 retains the full commissions on Contracts sold by its representatives.  Nonaffiliated broker-dealers receive commission on Contracts sold by their registered representatives, less a nominal charge by 1717 for expenses incurred.  The commissions paid are no greater than 7.00% of premiums plus 0.60% of the Contract Account Value beginning in the ninth Contract Year.  Alternative commission scales are available with a lower percent of premiums and a percentage of Contract Account Value beginning in Contract Year 2.

42

Under our distribution agreement with 1717, we pay the following sales expenses:  general agent and agency manager’s compensation; agents’ training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Contracts.  We also pay for 1717’s operating and other expenses.  Commissions payable to registered representatives of a broker-dealer having a selling agreement with 1717, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, may be paid to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions.  We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Contract sales expenses.  Their registered representatives may receive a portion of the expense reimbursement allowance paid to these broker-dealers.

Because registered representatives (of 1717 and other broker-dealers) who sell the Contracts are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements.  Other payments may be made for other services that do not directly involve the sale of the Contracts.  These services may include the recruitment and training of personnel, production of promotional literature, and similar services.  In some circumstances and to the extend permitted by applicable regulatory requirements, 1717 may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

LEGAL PROCEEDINGS

PMLIC and its subsidiaries, like other life insurance companies, are from time to time involved in lawsuits, including class action lawsuits.  In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.  Although the outcome of any litigation cannot be predicted with certainty, PMLIC believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Variable Account.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote the shares as Owners instruct, so long as required by law.

We will calculate the number of votes you may vote separately for each Subaccount.  This amount may include fractional votes.  The number of votes attributable to a Subaccount will be determined by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.  You hold this voting interest in each Subaccount to which your Variable Account Value is allocated.  Your voting interest terminates on the Annuity Date or surrender of the Contract.

The number of votes of a Portfolio you may vote will be determined as of the record date.  Before a vote of a Portfolio’s shareholders occurs, you will receive voting materials.  We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner.  You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Contract Account Value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions from you on time, we will vote your shares in the same proportion as the timely voting instructions we receive from other Owners.  Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right.  If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions.  If we disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

Portfolio shares held by us in a Subaccount as to which Owners do not have voting interest will be voted in proportion to the voting instructions we receive from Owners with respect to the shares they do vote.  If you instruct

43

us to abstain on any item to be voted upon, we will apply your abstention instruction on a pro rata basis to reduce the votes eligible to be cast by us.

FINANCIAL STATEMENTS

Our audited statements of financial condition as of December 31, 2000 and 1999 and the related statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of Independent Accountants, are contained in the SAI.  The audited statements of assets and liabilities for the Variable Account as of December 21, 2000, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, are also included in the SAI.

44

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Additional Contract Provisions.	S-2
The Contract	S-2
Incontestability	S-2
Misstatement of Age or Sex	S-2
Non-Participation	S-2
Calculation of Yields and Total Revenues	S-2
Money Market Subaccount Yields	S-2
Other Subaccount Yields	S-3
Average Annual Total Returns	S-4
Other Total Returns	S-6
Effect of the Annual Administrative Fee on Performance Data	S-8
Standard & Poor’s	S-8
Safekeeping of Account Assets	S-9
State Regulation	S-9
Records and Reports	S-10
Legal Matters	S-10
Experts	S-10
Other Information	S-10
Financial Information	S-10
Financial Statements	F-1

45

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
(REGISTRANT)

NATIONWIDE LIFE INSURANCE COMPANY
(DEPOSITOR)

SERVICE CENTER 5100 RINGS ROAD, RR1-04-F4 DUBLIN, OHIO 43017 (800) 848-6331 (TDD 1-800-238-3035)	MAIN ADMINISTRATIVE OFFICE ONE NATIONWIDE PLAZA COLUMBUS, OHIO 43215 (614) 249-7111

STATEMENT OF ADDITIONAL INFORMATION
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

This Statement of Additional Information (“SAI”) contains additional information regarding the individual flexible premium deferred variable annuity contract (the “Contract”) offered by Nationwide Life Insurance Company (“NLIC”).  This SAI is not a prospectus, and should be read together with the prospectus for the Contract dated November 1, 2001, as supplemented on January 4, 2010, June 9, 2009, September 1, 2008,  December 11, 2007, May 1, 2004, December 23, 2003 and October 1, 2002 and the prospectuses for the Funds.  You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above.  Capitalized terms in the SAI have the same meanings as in the prospectus for the Contract.

The date of this Statement of Additional Information is January 4, 2010.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT	2
The Company	2
The Variable Account	2
SERVICES	2
DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES	2
PURCHASE OF SECURITIES BEING OFFERED	3
UNDERWRITERS	3
ADDITIONAL CONTRACT PROVISIONS	3
The Contract	3
Incontestability	3
Misstatement Of Age Or Sex	3
Non-Participation	4
CALCULATION OF YIELDS AND TOTAL RETURNS	4
Money Market Subaccount Yields	4
Other Subaccount Yields	5
Average Annual Total Returns	6
Other Total Returns	7
Effect Of The Annual Administrative Fee On Performance Data	7
ANNUITY PAYMENTS	7
STANDARD & POOR’S	7
SAFEKEEPING OF ACCOUNT ASSETS	8
STATE REGULATION	8
RECORDS AND REPORTS	8
EXPERTS	9
OTHER INFORMATION	9
FINANCIAL INFORMATION	9
FINANCIAL STATEMENTS	10

1

ADDITIONAL INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

The Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Contracts were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

The Variable Account

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident Mutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account 1.

SERVICES

NLIC, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is NLIC.  NLIC will maintain a record of all purchases and redemptions of shares of the Funds.  NLIC or its affiliates may have entered into agreements with the Funds and/or their affiliates.  The agreements relate to services furnished by NLIC or an affiliate of NLIC.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the funds.  NLIC also acts as a limited agent for the fund for purposes of accepting the trades.

See “The Funds” located in the prospectus.

DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES

Under our distribution agreement with NISC, we pay the following sales expenses: general agent and agency manager's compensation; agents’ training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Contracts. We also pay for NICS’s operating and other expenses. Commissions payable for sales by registered

2

representatives of a broker-dealer having a selling agreement with NISC, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions. We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Contract sales expenses.

Because registered representatives (of NISC or other broker-dealers) who sell the Contracts are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, NISC may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

PURCHASE OF SECURITIES BEING OFFERED

We are not selling any new Contracts.

The Contracts are sold by licensed insurance agents in the states where the Contracts may be lawfully sold, but we reserve the right to discontinue the offering. Agents are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”).

UNDERWRITERS

The current distributor of the Contracts is Nationwide Investment Services Corporation (“NISC”), One Nationwide Plaza, Columbus, Ohio 43215, a subsidiary of NLIC.  Until May 1, 2009, the Contracts were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, at that time a wholly owned indirect subsidiary of NLICA, now NLIC.
NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Contracts and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

ADDITIONAL CONTRACT PROVISIONS

The Contract

The entire Contract between you and us is made up of the Contract and your Application.  The statements made in the Application are deemed representations and not warranties.  We cannot use any statement in defense of a claim or to void a Contract unless it is contained in the Application and a copy of the Application is attached to the Contract at issue.

Incontestability

We will not contest the Contract after it has been in force during the Annuitant’s lifetime for two years from the Contract date.

Misstatement Of Age Or Sex

If the age or sex of any Annuitant has been misstated, we will pay the amount which the proceeds would have purchased at the correct age and sex.

3

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Contract.  If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age and sex and future payments will be adjusted.  The underpayment with interest at 3% compounded annually will be paid in a single sum.

Non-Participation

The Contract is not eligible for dividends and will not participate in NLIC’s divisible surplus.

CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, we may disclose historical performance data for the Subaccounts including yields, effective yields, annual total returns, and other measures of performance.  This performance data will be computed, or accompanied by performance data computed, in accordance with SEC standards.

Because of the charges and deductions imposed under a Contract, performance data for the Subaccounts will be lower than the performance data for their corresponding Portfolios.  The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios.  Without these reimbursements and waivers, performance would be lower.  In addition, the calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract.

The Funds have provided all performance information for the Portfolios, including the Portfolio total return information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts.  Nationwide Variable Insurance Trust is affiliated with NLIC.  None of the other Funds is affiliated with NLIC.

PERFORMANCE FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE.  THE PERFORMANCE OF EACH SUBACCOUNT WILL FLUCTUATE ON A DAILY BASIS.

Money Market Subaccount Yields

From time to time, sales literature, or advertisements may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the Money Market Portfolio or on its portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit in the Money Market Subaccount at the beginning of the period, dividing the net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.  The net change in account value reflects:  (1) net investment income of the Portfolio attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account.  The charges and deductions include the per unit charges for the hypothetical account for:  (1) the Annual Administrative Fee and (2) the Annual Annuity Charge.  For purposes of calculating current yields for a Contract, an average per unit administration fee is used based on the $30 administrative fee deducted at the end of each Contract Year.  Current Yield will be calculated according to the following formula:

4

Current Yield =                                ((NCS – ES)/UV) x (365/7)

Where:

NCS =
the net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit in the Money Market Subaccount.

ES =	per unit expenses attributable to the hypothetical account for the seven-day period.

UV =	the unit value on the first day of the seven-day period.

The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

The effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield =	(1 + ((NCS – ES) /UV)) (365/7) – 1

Where:

NCS =
the net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and exclusive of income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit in the Money Market Subaccount.

ES =	per unit expenses attributable to the hypothetical account for the seven-day period.

UV =	the unit value on the first day of the seven-day period.

The Money Market Subaccount’s yield is affected by changes in interest rates on money market securities, the average portfolio maturity of the Money Market Portfolio, the types of qualify of portfolio securities held by the Money Market Portfolio, and the Money Market Portfolio’s operating expenses.  Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 7% of premiums paid during the eight years prior to the surrender or withdrawal (including the year in which the surrender is made) on premiums surrendered or withdrawn under the Contract.  A Surrender Charge will not be imposed in any Contract Year on an amount up to the total Free Withdrawal Amount available for that Contract Year.

Other Subaccount Yields

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for 30-day or one-month periods.  The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period.  Because the yield is annualized, the yield generated by the Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

The yield is computed dividing:  (1) the net investment income of the Portfolio attributable to the Subaccount’s Accumulation Units less Subaccount expenses for the period; by (2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period.  This number is then compounded for a twelve-month period.  Expenses attributable to the Subaccount include the Annual Administrative Fee and the Annual Annuity Charge.  The yield calculation assumes an Annual Administrative Fee of $30 per year per Contract deducted at the end of each Contract Year.  For purposes of calculating the 30-day or one-month yield, an average administrative fee per dollar of the Variable Account Value

5

is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period.  The 30-day or one-month yield is calculated according to the following formula:

Yield =	((((NI – ES) / (U x UV)) + 1) (12) – 1)

Where:

NI =	net investment income of the Portfolio for the 30-day or one-month period	attributable to the Subaccount’s Accumulation Units.

ES =	expenses of the Subaccount for the 30-day or one-month period.

U =	the average number of Accumulation units outstanding.

UV =	the unit value at the close of the last day in the 30-day or one-month period.

A Subaccount’s yield is affected by changes in interest rates, average portfolio maturity of a Portfolio, the types and quality of portfolio securities held by the Portfolio, and a Portfolio’s operating expenses.

Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 7% of premiums paid during the eight years prior to the surrender or withdrawal (including the year in which the surrender is made) on premiums surrendered or withdrawn under the Contracts.  A Surrender Charge will not be imposed in any Contract Year on an amount up to a total Free Withdrawal Amount available for that Contract Year.

Average Annual Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

Until a Subaccount has been in operation for 10 years, NLIC will include quotes of average annual total return for the period measured from the date of the Subaccount’s inception.  When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided.  Average annual total returns for other periods of time may, from time to time, also be disclosed.  Average annual total return for the Subaccounts may include information for the period before any contracts were registered under the Securities Act of 1933, as amended, from the inception of the Subaccounts, with the level of Contract charges currently in effect.

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods.  The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication.

Average annual total returns will be calculated using Subaccount unit values based on the performance of the Subaccount’s underlying Portfolio, the deductions for the Annual Annuity Charge, and the Annual Administrative Fee.  The calculation assumes that the administrative fee is $30 per year per Contract deducted at the end of each Contract Year.  For purposes of calculating average annual total return, an average administrative fee per dollar of the Variable Account Value is used to determine the amount of the charge attributable to the Subaccount for the period.  The calculation also assumes surrender of the Contract at the end of the period for the return quotation during the first eight Contract Years.  The total returns will therefore reflect a deduction of the Surrender Charge for any period less than eight years.  The total return will then be calculated according to the following formula:

6

TR =	((ERV/P) 1/N) – 1

Where

TR =	the average annual total return.

RRV=	the ending redeemable value (net of Subaccount recurring charges and applicable Surrender Charge) of the hypothetical account at the end of the period.

P	a hypothetical initial payment of $1,000.

N =	the number of years in the period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date a Subaccount commenced operations.  This performance information for the Subaccounts will be calculated based on the performance of the Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges currently in effect.

Other Total Returns

From time to time, sales literature or advertisements may also quote total returns that do not reflect the Surrender Charge.  These are calculated in exactly the same was as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the Surrender Charge.

We may also disclose cumulative total returns in conjunction with the standard formats described above.  The cumulative total returns will be calculated using the following formula:

CTR =	(ERV/P) – 1

Where:

CTR =	the Cumulative Total Return for the period.

ERV =	the ending redeemable value (net of Subaccount recurring charges) of the	hypothetical investment at the end of the period.

P =	a hypothetical initial payment of $1,000.

Effect Of The Annual Administrative Fee On Performance Data

The Contract provides for a $30 Annual Administrative Fee to be deducted annually at the end of each Contract Year from the Subaccounts and the Guaranteed Account based on the proportion that the value of each such account bears to the total Contract Account Value.  For purposes of reflecting the Annual Administrative Fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on a Contract Account Value in the Variable Account of $30,000 on the last day of the period for which quotations are provided.  The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

ANNUITY PAYMENTS

See “Payment Options” located in the prospectus.

STANDARD & POOR’S

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Contract.

7

S&P makes no representation or warranty, express or implied, to the Owners of the Contracts and the S&P 500 Index Fund or any member of the public regarding the advisability of investing in securities generally, or in the Contracts and the S&P 500 Index Fund particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to NLIC and the Nationwide Variable Insurance Trust is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed, and calculated by S&P without regard to NLIC, the Nationwide Variable Insurance Trust, the Contracts, or the S&P 500 Index Fund. S&P has no obligation to take the needs of NLIC, the Nationwide Variable Insurance Trust, the Owners of the Contracts, or the S&P 500 Index Fund into consideration in determining, composing, or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the S&P 500 Index Fund or the timing of the issuance or sale of the Contracts or the S&P 500 Index Fund or in the determination or calculation of the equation by which the Contracts or the S&P 500 Index Fund are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the Contracts or the S&P 500 Index Fund.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NLIC, THE NATIONWIDE VARIABLE INSURANCE TRUST, OWNERS OF THE CONTRACTS, AND THE S&P 500 INDEX FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account.  The assets in the Variable Account are legally segregated from our General Account assets and from the assets in any other separate account.

Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

Our officers and employees are covered by a financial institution bond issued by Travelers Casualty and Surety Company of America to NLIC with limits of $10 million per occurrence and $20 million in aggregate.  The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

We are subject to regulation and supervision by the Insurance Department of the State of Ohio, which periodically examines our affairs.  We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business.  A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction were the Contracts are sold.  We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account.  NLIC may contract with another party to maintain these records and accounts.  As presently required by the Investment Company Act of 1940, as amended (the “1940 Act”) and the regulations thereunder, reports containing information required under the 1940 Act or by any other applicable law or regulation, will be sent to Owners semi-annually at their last known address.

8

EXPERTS

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts.  Not all the information set forth in the registration statement and the amendments and exhibits thereto has been included in this SAI.  Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street NE, Washington, DC 20549.

FINANCIAL INFORMATION

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the SAI should be considered only as bearing on our ability to meet our obligations under the Contracts.  They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

9

[This page intentionally left blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Contractholders of Nationwide Provident VA Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VA Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	79,100	$933,847	$515,734
NVIT Money Market Fund Class IV	1,545,011	$1,545,011	$1,545,011
NVIT Government Bond Fund Class IV	28,599	$331,815	$343,188
JP Morgan NVIT Balanced Fund Class IV	50,392	$489,479	$352,745
NVIT Mid Cap Growth Fund Class IV	21,489	$571,177	$377,342
NVIT Multi-Manager International Value Fund Class IV	46,322	$729,977	$357,609
NVIT Growth Fund Class IV	18,185	$209,720	$160,934
Van Kampen NVIT Comstock Value Fund Class IV	28,980	$333,345	$202,574
NVIT Multi-Manager Small Company Fund Class IV	27,329	$557,044	$294,055
NVIT Multi-Manager Small Cap Value Fund Class IV	34,931	$391,451	$230,894
NVIT S&P 500 Index Fund Class IV	271,584	$2,003,725	$1,705,550
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	77,012	$462,298	$304,966
Fidelity VIP Equity-Income Portfolio: Initial Class	82,164	$1,982,631	$1,082,917
Fidelity VIP Growth Portfolio: Initial Class	53,348	$1,490,757	$1,255,272
Fidelity VIP Growth Portfolio: Service Class 2	1,216	$32,871	$28,352
Fidelity VIP Overseas Portfolio: Service Class 2	2,097	$31,022	$25,309
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	48,575	$688,309	$500,811
Fidelity VIP II Contrafund Portfolio: Initial Class	97,715	$2,646,471	$1,503,832
Fidelity VIP II Contrafund Portfolio: Service Class 2	766	$17,889	$11,593
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	589	$8,319	$5,842
Premier VIT:
Premier VIT — OpCap Equity Portfolio	15,233	$465,266	$269,015
Premier VIT — OpCap Small Cap Portfolio	33,447	$1,002,098	$448,523
Premier VIT — OpCap Managed Portfolio	34,254	$1,299,567	$827,576
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	61,740	$426,967	$339,572
DWS Variable Series I — Growth & Income VIP: Class A	97,532	$775,180	$499,363
DWS Variable Series I — International VIP: Class A	47,628	$527,298	$310,534
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	29,400	$566,714	$390,144
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	18,991	$413,608	$377,163
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	22,831	$256,010	$261,417
Federated Capital Income Fund II	6,896	$61,804	$49,993
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	13,211	$150,845	$152,190

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Van Eck Worldwide Hard Assets Fund: Initial Class	3,011	$97,648	$56,453
Van Eck Worldwide Emerging Markets Fund: Initial Class	45,552	$753,575	$267,844
Van Eck Worldwide Real Estate Portfolio: Initial Class	8,605	$135,958	$53,353
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	612	$9,367	$9,405
MFS Investors Trust Series — Service Class	345	$5,727	$5,029
MFS New Discovery Series — Service Class	737	$10,023	$5,900
MFS Research Series — Service Class	362	$5,372	$4,641
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	1,284	$8,175	$7,269
PIMCO VIT Total Return Portfolio: Administrative Class	10,580	$109,000	$109,080
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	8,230	$119,209	$92,096
Wells Fargo VT Opportunity Fund — Investor Class	5,918	$107,320	$60,124

Total Investments			$15,401,214
Accounts Receivable			—

Total Assets			$15,401,214
Accounts Payable			—

Net Assets (See Note 7)			$15,401,214

Held for the benefit of contractholders			15,199,594

Attributable to Nationwide Life Insurance Company of America			201,621

			$15,401,214

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

									Van		NVIT
							NVIT		Kampen	NVIT	Multi-
							Multi-		NVIT	Multi-	Manager
			NVIT	NVIT	JP Morgan	NVIT	Manager		Comstock	Manager	Small
		NVIT	Money	Government	NVIT	Mid Cap	International	NVIT	Value	Small	Cap	NVIT S&P
		Nationwide	Market	Bond	Balanced	Growth	Value	Growth	Fund	Company	Value	500 Index
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Class	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	IV	Class IV	Class IV	Class IV

Investment Income
Dividends	$432,407	$11,113	$33,100	$18,092	$12,337	—	$13,913	$762	$7,844	$3,813	$4,516	$48,916
Expenses
Mortality and expense risks	331,228	10,962	21,432	6,221	6,321	$8,875	10,863	4,182	5,686	7,085	6,714	36,699

Net investment income (loss)	101,179	151	11,668	11,871	6,016	(8,875)	3,050	(3,420)	2,158	(3,272)	(2,198)	12,217

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,741,819	127,344	—	—	50,600	—	114,527	—	4,557	97,934	—	—
Net realized (loss) gain from redemption of investment shares	(130,386)	(30,387)	—	(5,999)	(7,421)	31,824	(102,939)	42,302	(13,714)	(90,133)	(133,287)	165,899

Net realized (loss) gain on investments	1,611,433	96,957	—	(5,999)	43,179	31,824	11,588	42,302	(9,157)	7,801	(133,287)	165,899

Net unrealized appreciation (depreciation) of investments:
Beginning of year	4,478,201	79,690	—	(7,397)	48,599	193,646	78,736	127,969	19,083	(31,742)	(154,587)	1,032,388
End of year	(7,362,674)	(418,113)	—	11,373	(136,734)	(193,835)	(372,368)	(48,785)	(130,771)	(262,989)	(160,558)	(298,175)

Net unrealized appreciation (depreciation) during the year	(11,840,875)	(497,803)	—	18,770	(185,333)	(387,481)	(451,104)	(176,754)	(149,854)	(231,247)	(5,971)	(1,330,563)

Net realized and unrealized gain (loss) on investments	(10,229,442)	(400,846)	—	12,771	(142,154)	(355,657)	(439,516)	(134,452)	(159,011)	(223,446)	(139,258)	(1,164,664)

Net increase (decrease) in net assets resulting from operations	$(10,128,263)	$(400,695)	$11,668	$24,642	$(136,138)	$(364,532)	$(436,466)	$(137,872)	$(156,853)	$(226,718)	$(141,456)	$(1,152,447)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

									Fidelity
	Fidelity				Fidelity VIP	Fidelity		Fidelity	VIP III
	VIP High	Fidelity VIP		Fidelity VIP	Overseas	VIP II	Fidelity	VIP II	Growth	Premier	Premier	Premier
	Income	Equity	Fidelity VIP	Growth	Portfolio:	Asset	VIP II	Contrafund	Opportunities	VIT -	VIT -	VIT -
	Portfolio:	-Income	Growth	Portfolio:	Service	Manager	Contrafund	Portfolio:	Portfolio:	OpCap	OpCap	OpCap
	Initial	Portfolio:	Portfolio:	Service	Class	Portfolio:	Portfolio:	Service	Service	Equity	Small Cap	Managed
	Class	Initial Class	Initial Class	Class 2	2	Initial Class	Initial Class	Class 2	Class 2	Portfolio	Portfolio	Portfolio

Investment Income
Dividends	$34,452	$39,737	$15,863	$259	$905	$17,443	$20,970	$133	$13	$3,243	—	$33,922
Expenses
Mortality and expense risks	6,126	26,847	30,113	577	378	9,978	31,697	102	70	5,472	$10,498	15,202

Net investment income (loss)	28,326	12,890	(14,250)	(318)	527	7,465	(10,727)	31	(57)	(2,229)	(10,498)	18,720

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	2,161	—	—	4,048	76,830	69,261	386	—	86,056	179,332	94,767
Net realized (loss) gain from redemption of investment shares	(28,034)	9,393	133,165	1,389	105	13,143	119,274	7	10	6,534	(94,848)	(10,493)

Net realized (loss) gain on investments	(28,034)	11,554	133,165	1,389	4,153	89,973	188,535	393	10	92,590	84,484	84,274

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(41,126)	101,592	1,139,544	23,404	18,162	144,396	221,999	2,001	4,754	84,158	(103,991)	18,606
End of year	(157,332)	(899,714)	(235,484)	(4,519)	(5,714)	(187,498)	(1,142,639)	(6,296)	(2,477)	(196,252)	(553,575)	(471,991)

Net unrealized appreciation (depreciation) during the year	(116,206)	(1,001,306)	(1,375,028)	(27,923)	(23,876)	(331,894)	(1,364,638)	(8,297)	(7,231)	(280,410)	(449,584)	(490,597)

Net realized and unrealized gain (loss) on investments	(144,240)	(989,752)	(1,241,863)	(26,534)	(19,723)	(241,921)	(1,176,103)	(7,904)	(7,221)	(187,820)	(365,100)	(406,323)

Net increase (decrease) in net assets resulting from operations	$(115,914)	$(976,862)	$(1,256,113)	$(26,852)	$(19,196)	$(234,456)	$(1,186,830)	$(7,873)	$(7,278)	$(190,049)	$(375,598)	$(387,603)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

				Dreyfus
				Variable
		DWS		Investment	Dreyfus				Van Eck	Van Eck	Van Eck
	DWS	Variable	DWS	Fund -	Socially			Van Eck	Worldwide	Worldwide	Worldwide
	Variable	Series I -	Variable	Growth and	Responsible			Worldwide	Hard	Emerging	Real
	Series I -	Growth &	Series I -	Income	Growth	Federated	Federated	Bond	Assets	Markets	Estate
	Bond	Income	International	Portfolio:	Fund, Inc.:	Fund for	Capital	Fund:	Fund:	Fund:	Portfolio:
	VIP:	VIP:	VIP:	Initial	Initial	U.S. Government	Income	Initial	Initial	Initial	Initial
	Class A	Class A	Class A	Shares	Shares	Securities II	Fund II	Class	Class	Class	Class

Investment Income
Dividends	$24,734	$16,285	$7,795	$3,757	$4,226	$20,619	$4,222	$8,646	$347	—	$8,287
Expenses
Mortality and expense risks	6,062	10,841	7,519	8,039	7,717	5,036	823	1,720	1,359	$9,226	1,758

Net investment income (loss)	18,672	5,444	276	(4,282)	(3,491)	15,583	3,399	6,926	(1,012)	(9,226)	6,529

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	191,938	101,371	73,549	—	—	—	—	18,987	390,598	26,754
Net realized (loss) gain from redemption of investment shares	(7,306)	(57,660)	43,319	(13,806)	(13,640)	(4,617)	(41)	(398)	(12,736)	(219,724)	(34,891)

Net realized (loss) gain on investments	(7,306)	134,278	144,690	59,743	(13,640)	(4,617)	(41)	(398)	6,251	170,874	(8,137)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,153	222,576	244,306	168,793	174,993	8,761	5,988	5,755	28,774	278,963	7,570
End of year	(87,395)	(275,816)	(216,764)	(176,570)	(36,445)	5,407	(11,811)	1,345	(41,195)	(485,730)	(82,605)

Net unrealized appreciation (depreciation) during the year	(90,548)	(498,392)	(461,070)	(345,363)	(211,438)	(3,354)	(17,799)	(4,410)	(69,969)	(764,693)	(90,175)

Net realized and unrealized gain (loss) on investments	(97,854)	(364,114)	(316,380)	(285,620)	(225,078)	(7,971)	(17,840)	(4,808)	(63,718)	(593,819)	(98,312)

Net increase (decrease) in net assets resulting from operations	$(79,182)	$(358,670)	$(316,104)	$(289,902)	$(228,569)	$7,612	$(14,441)	$2,118	$(64,730)	$(603,045)	$(91,783)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	MFS	MFS	MFS		PIMCO	PIMCO
	Emerging	Investors	New	MFS	VIT High	VIT Total	Wells Fargo	Wells Fargo
	Growth	Trust	Discovery	Research	Yield	Return	Advantage	VT
	Series -	Series -	Series -	Series -	Portfolio:	Portfolio:	VT	Opportunity
	Service	Service	Service	Service	Administrative	Administrative	Discovery	Fund -
	Class	Class	Class	Class	Class	Class	Fund	Investor Class

Investment Income
Dividends	—	$182	—	$91	$2,202	$7,584	—	$2,084
Expenses
Mortality and expense risks	$111	512	$64	846	303	2,278	$3,494	1,420

Net investment income (loss)	(111)	(330)	(64)	(755)	1,899	5,306	(3,494)	664

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	2,441	1,696	—	24	2,057	—	24,601
Net realized (loss) gain from redemption of investment shares	26	33,683	(18)	75,325	1,248	9,722	80,417	(15,079)

Net realized (loss) gain on investments	26	36,124	1,678	75,325	1,272	11,779	80,417	9,522

Net unrealized appreciation (depreciation) of investments:
Beginning of year	5,740	42,153	1,424	89,325	4,334	8,922	174,457	2,330
End of year	38	(698)	(4,124)	(731)	(906)	80	(27,113)	(47,195)

Net unrealized appreciation (depreciation) during the year	(5,702)	(42,851)	(5,548)	(90,056)	(5,240)	(8,842)	(201,570)	(49,525)

Net realized and unrealized gain (loss) on investments	(5,676)	(6,727)	(3,870)	(14,731)	(3,968)	2,937	(121,153)	(40,003)

Net increase (decrease) in net assets resulting from operations	$(5,787)	$(7,057)	$(3,934)	$(15,486)	$(2,069)	$8,243	$(124,647)	$(39,339)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen	NVIT Multi-	NVIT Multi-
				NVIT	JP Morgan		Manager		NVIT	Manager	Manager
		NVIT	NVIT Money	Government	NVIT	NVIT Mid Cap	International		Comstock	Small	Small Cap	NVIT S&P 500
		Nationwide	Market Fund	Bond Fund	Balanced Fund	Growth Fund	Value Fund	NVIT Growth	Value Fund	Company	Value Fund	Index Fund
	Total	Fund Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$101,179	$151	$11,668	$11,871	$6,016	$(8,875)	$3,050	$(3,420)	$2,158	$(3,272)	$(2,198)	$12,217
Net realized (loss) gain on investments	1,611,433	96,957	—	(5,999)	43,179	31,824	11,588	42,302	(9,157)	7,801	(133,287)	165,899
Net unrealized appreciation (depreciation) during the year	(11,840,875)	(497,803)	—	18,770	(185,333)	(387,481)	(451,104)	(176,754)	(149,854)	(231,247)	(5,971)	(1,330,563)

Net increase (decrease) in net assets from operations	(10,128,263)	(400,695)	11,668	24,642	(136,138)	(364,532)	(436,466)	(137,872)	(156,853)	(226,718)	(141,456)	(1,152,447)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	203,317	5,555	1,956	480	1,668	3,615	3,320	1,941	3,819	11,681	7,659	44,992
Administrative charges	(42,817)	(944)	(1,936)	(2,273)	(468)	(923)	(830)	(1,623)	(2,505)	(1,336)	(460)	(5,522)
Surrenders and forfeitures	(6,677,453)	(76,765)	(830,607)	(327,060)	(51,587)	(134,101)	(230,876)	(205,475)	(280,499)	(172,381)	(200,906)	(582,381)
Transfers between portfolios and the Guaranteed Account	(51,461)	(18,187)	700,469	87,159	(8,874)	(24,678)	(88,828)	(27,452)	(113,664)	(16,303)	(119,148)	(134,260)
Net repayments (withdrawals) due to policy loans	8,126	—	(45)	(10)	—	827	—	682	825	821	841	634
Withdrawals due to death benefits	(163,181)	(6,891)	—	—	—	—	(958)	(176)	—	—	(700)	(3,454)

Net (decrease) increase in net assets derived from contract transactions	(6,723,469)	(97,232)	(130,163)	(241,704)	(59,261)	(155,260)	(318,172)	(232,103)	(392,024)	(177,518)	(312,714)	(679,991)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	—	—	5,427	—

Total (decrease) increase in net assets	(16,851,732)	(497,927)	(118,495)	(217,062)	(195,399)	(519,792)	(754,638)	(369,975)	(548,877)	(404,236)	(448,743)	(1,832,438)
Net Assets
Beginning of year	32,252,946	1,013,661	1,663,506	560,250	548,144	897,134	1,112,247	530,909	751,451	698,291	685,064	3,537,988

End of year	$15,401,214	$515,734	$1,545,011	$343,188	$352,745	$377,342	$357,609	$160,934	$202,574	$294,055	$236,321	$1,705,550

Changes in Units
Beginning units	28,092	899	2,339	651	715	532	816	928	1,073	899	895	2,165

Units purchased	2,190	7	1,238	127	2	7	18	16	32	104	52	62
Units sold	(9,988)	(101)	(1,421)	(405)	(71)	(105)	(301)	(482)	(646)	(385)	(499)	(540)

Ending units	20,294	805	2,156	373	646	434	533	462	459	618	448	1,687

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

									Fidelity VIP III
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP II	Fidelity VIP II	Fidelity VIP II	Growth			Premier VIT -
	High Income	Equity-Income	Growth	Growth	Overseas	Asset Manager	Contrafund	Contrafund	Opportunities	Premier VIT -	Premier VIT -	OpCap
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	OpCap Equity	OpCap Small	Managed
	Initial Class	Initial Class	Initial Class	Service Class 2	Service Class 2	Initial Class	Initial Class	Service Class 2	Service Class 2	Portfolio	Cap Portfolio	Portfolio

From Operations
Net investment income (loss)	$28,326	$12,890	$(14,250)	$(318)	$527	$7,465	$(10,727)	$31	$(57)	$(2,229)	$(10,498)	$18,720
Net realized (loss) gain on investments	(28,034)	11,554	133,165	1,389	4,153	89,973	188,535	393	10	92,590	84,484	84,274
Net unrealized appreciation (depreciation) during the year	(116,206)	(1,001,306)	(1,375,028)	(27,923)	(23,876)	(331,894)	(1,364,638)	(8,297)	(7,231)	(280,410)	(449,584)	(490,597)

Net increase (decrease) in net assets from operations	(115,914)	(976,862)	(1,256,113)	(26,852)	(19,196)	(234,456)	(1,186,830)	(7,873)	(7,278)	(190,049)	(375,598)	(387,603)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	3,918	23,391	27,881	—	—	3,689	18,396	—	—	1,046	5,637	2,026
Administrative charges	(407)	(2,029)	(2,773)	(93)	(33)	(834)	(2,561)	(7)	(17)	(541)	(682)	(1,313)
Surrenders and forfeitures	(68,627)	(473,639)	(422,338)	(3,458)	—	(154,833)	(432,005)	—	—	(52,212)	(115,515)	(150,261)
Transfers between portfolios and the Guaranteed Account	(34,798)	(106,902)	(68,661)	—	3,142	5,741	9,166	3,142	1	(6,303)	3,017	(18,095)
Net repayments (withdrawals) due to policy loans	—	(14)	624	—	—	—	791	—	—	(48)	(6)	(44)
Withdrawals due to death benefits	(1,219)	(40,586)	(9,658)	—	—	—	(22,757)	—	—	—	(14,620)	(3,208)

Net (decrease) increase in net assets derived from contract transactions	(101,133)	(599,779)	(474,925)	(3,551)	3,109	(146,237)	(428,970)	3,135	(16)	(58,058)	(122,169)	(170,895)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	—	—	—	—

Total (decrease) increase in net assets	(217,047)	(1,576,641)	(1,731,038)	(30,403)	(16,087)	(380,693)	(1,615,800)	(4,738)	(7,294)	(248,107)	(497,767)	(558,498)
Net Assets
Beginning of year	522,013	2,659,558	2,986,310	58,755	41,396	881,504	3,119,632	16,331	13,136	517,122	946,290	1,386,074

End of year	$304,966	$1,082,917	$1,255,272	$28,352	$25,309	$500,811	$1,503,832	$11,593	$5,842	$269,015	$448,523	$827,576

Changes in Units
Beginning units	625	1,581	1,955	123	54	765	1,488	11	14	321	583	958

Units purchased	6	35	70	—	7	11	85	5	—	1	8	2
Units sold	(140)	(479)	(448)	(10)	—	(159)	(308)	1	—	(46)	(111)	(135)

Ending units	491	1,137	1,577	113	61	617	1,265	17	14	276	480	825

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Dreyfus
				Variable	Dreyfus
		DWS Variable		Investment	Socially				Van Eck	Van Eck	Van Eck
		Series I -	DWS Variable	Fund - Growth	Responsible	Federated	Federated	Van Eck	Worldwide	Worldwide	Worldwide
	DWS Variable	Growth &	Series I -	and Income	Growth Fund,	Fund for U.S.	Capital	Worldwide	Hard Assets	Emerging	Real Estate
	Series I - Bond	Income VIP:	International	Portfolio: Initial	Inc.: Initial	Government	Income Fund	Bond Fund:	Fund: Initial	Markets Fund:	Portfolio:
	VIP: Class A	Class A	VIP: Class A	Shares	Shares	Securities II	II	Initial Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$18,672	$5,444	$276	$(4,282)	$(3,491)	$15,583	$3,399	$6,926	$(1,012)	$(9,226)	$6,529
Net realized (loss) gain on investments	(7,306)	134,278	144,690	59,743	(13,640)	(4,617)	(41)	(398)	6,251	170,874	(8,137)
Net unrealized appreciation (depreciation) during the year	(90,548)	(498,392)	(461,070)	(345,363)	(211,438)	(3,354)	(17,799)	(4,410)	(69,969)	(764,693)	(90,175)

Net increase (decrease) in net assets from operations	(79,182)	(358,670)	(316,104)	(289,902)	(228,569)	7,612	(14,441)	2,118	(64,730)	(603,045)	(91,783)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	451	3,493	4,861	6,179	9,446	800	—	927	181	1,917	660
Administrative charges	(423)	(677)	(509)	(586)	(720)	(305)	(76)	(104)	(134)	(1,660)	(182)
Surrenders and forfeitures	(70,501)	(90,244)	(169,027)	(30,650)	(77,657)	(142,914)	(11,227)	(893)	(23,739)	(250,342)	(53,289)
Transfers between portfolios and the Guaranteed Account	(22,521)	(5,612)	7,245	(18,874)	(17,969)	(30,802)	—	48,327	10,245	(17,546)	(8,405)
Net repayments (withdrawals) due to policy loans	—	(36)	(63)	(28)	(21)	(5)	—	—	(2)	1,646	1
Withdrawals due to death benefits	—	(36,877)	—	—	(231)	—	(5,450)	—	—	—	—

Net (decrease) increase in net assets derived from contract transactions	(92,994)	(129,953)	(157,493)	(43,959)	(87,152)	(173,226)	(16,753)	48,257	(13,449)	(265,985)	(61,215)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—	(5,427)	—	—

Total (decrease) increase in net assets	(172,176)	(488,623)	(473,597)	(333,861)	(315,721)	(165,614)	(31,194)	50,375	(83,606)	(869,030)	(152,998)
Net Assets
Beginning of year	511,748	987,986	784,131	724,005	692,884	427,031	81,187	101,815	134,632	1,136,874	206,351

End of year	$339,572	$499,363	$310,534	$390,144	$377,163	$261,417	$49,993	$152,190	$51,026	$267,844	$53,353

Changes in Units
Beginning units	592	959	690	605	641	500	91	114	62	780	151

Units purchased	1	4	54	7	11	22	—	62	12	27	3
Units sold	(116)	(167)	(211)	(58)	(113)	(228)	(22)	(5)	(28)	(283)	(70)

Ending units	477	796	533	554	539	294	69	171	46	524	84

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

					PIMCO VIT	PIMCO VIT
			MFS New		High Yield	Total Return	Wells Fargo	Wells Fargo VT
	MFS Emerging	MFS Investors	Discovery	MFS Research	Portfolio:	Portfolio:	Advantage VT	Opportunity
	Growth Series -	Trust Series -	Series -	Series -	Administrative	Administrative	Discovery	Fund -
	Service Class	Service Class	Service Class	Service Class	Class	Class	Fund	Investor Class

From Operations
Net investment income (loss)	$(111)	$(330)	$(64)	$(755)	$1,899	$5,306	$(3,494)	$664
Net realized (loss) gain on investments	26	36,124	1,678	75,325	1,272	11,779	80,417	9,522
Net unrealized appreciation (depreciation) during the year	(5,702)	(42,851)	(5,548)	(90,056)	(5,240)	(8,842)	(201,570)	(49,525)

Net increase (decrease) in net assets from operations	(5,787)	(7,057)	(3,934)	(15,486)	(2,069)	8,243	(124,647)	(39,339)

From Variable Annuity Contract Transactions
Contractholders’ net premiums	—	—	—	—	—	—	1,381	351
Administrative charges	(21)	(923)	(15)	(1,786)	(563)	(1,996)	(1,910)	(117)
Surrenders and forfeitures	—	(93,732)	—	(183,911)	(57,960)	(180,823)	(250,598)	(24,420)
Transfers between portfolios and the Guaranteed Account	1	—	1	1	(1)	7,857	(21,950)	(7,142)
Net repayments (withdrawals) due to policy loans	—	—	—	—	—	—	756	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	(16,396)

Net (decrease) increase in net assets derived from contract transactions	(20)	(94,655)	(14)	(185,696)	(58,524)	(174,962)	(272,321)	(47,724)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	—	—

Total (decrease) increase in net assets	(5,807)	(101,712)	(3,948)	(201,182)	(60,593)	(166,719)	(396,968)	(87,063)
Net Assets
Beginning of year	15,212	106,741	9,848	205,823	67,862	275,799	489,064	147,187

End of year	$9,405	$5,029	$5,900	$4,641	$7,269	$109,080	$92,096	$60,124

Changes in Units
Beginning units	28	189	12	435	84	358	1,198	213

Units purchased	—	—	—	—	—	10	53	29
Units sold	—	(189)	—	(435)	(84)	(237)	(853)	(98)

Ending units	28	—	12	—	—	131	398	144

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-
						Nationwide			Kampen	Manager	Manager	Nationwide
		Nationwide	Nationwide	Nationwide	JP Morgan	NVIT	Nationwide	Nationwide	NVIT	NVIT	NVIT	NVIT
		NVIT	NVIT	NVIT	NVIT	Mid Cap	NVIT	NVIT	Comstock	Small	Small Cap	S&P 500
		Nationwide	Money	Government	Balanced	Growth	International	Growth	Value	Company	Growth	Index
		Fund -	Market Fund -	Bond Fund -	Fund -	Fund -	Value Fund	Fund -	Fund -	Fund -	Fund -	Fund -
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV

From Operations
Net investment income (loss)	$128,967	$(4,146)	$63,291	$17,217	$4,654	$(16,135)	$8,777	$(6,634)	$2,666	$(10,816)	$(2,185)	$5,801
Net realized (loss) gain on investments	4,607,270	66,621	—	(3,754)	22,272	210,306	212,930	40,089	103,912	157,943	95,355	216,849
Net unrealized appreciation (depreciation) during the year	(1,931,072)	15,533	—	18,259	(8,156)	(93,725)	(199,410)	56,547	(126,802)	(134,828)	(155,987)	(56,594)

Net increase (decrease) in net assets from operations	2,805,165	78,008	63,291	31,722	18,770	100,446	22,297	90,002	(20,224)	12,299	(62,817)	166,056

From Variable Annuity Contract Transactions
Contractholders’ net premiums	299,624	6,614	1,878	800	908	6,176	15,449	2,654	14,788	12,974	16,961	59,936
Administrative charges	(35,546)	(1,192)	(4,840)	(347)	(509)	(1,109)	(860)	(304)	(458)	(655)	(550)	(4,690)
Surrenders and forfeitures	(10,503,502)	(255,195)	(842,821)	(48,541)	(68,700)	(421,258)	(205,824)	(104,069)	(221,677)	(256,442)	(239,357)	(1,121,282)
Transfers between portfolios and the Guaranteed Account	(101,550)	(49,569)	588,820	2,129	16,632	(44,669)	(9,646)	(17,346)	17,550	6,322	13,842	(186,472)
Net repayments (withdrawals) due to policy loans	(39,215)	—	2,480	(5)	—	(3,166)	69	(2,644)	(3,142)	(3,154)	(3,358)	9
Withdrawals due to death benefits	(530,361)	(6,273)	(213,813)	—	—	(19,756)	(10,664)	(7,762)	—	—	—	(78,357)

Net (decrease) increase in net assets derived from contract transactions	(10,910,550)	(305,615)	(468,296)	(45,964)	(51,669)	(483,782)	(211,476)	(129,471)	(192,939)	(240,955)	(212,462)	(1,330,856)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	(129)	—	—	—	—	(8)	(16)	(44)	(7)	(2)	(2)	—

Total (decrease) increase in net assets	(8,105,514)	(227,607)	(405,005)	(14,242)	(32,899)	(383,344)	(189,195)	(39,513)	(213,170)	(228,658)	(275,281)	(1,164,800)
Net Assets
Beginning of year	40,358,461	1,241,268	2,068,511	574,492	581,043	1,280,478	1,301,442	570,422	964,621	926,949	960,345	4,702,788

End of year	$32,252,947	$1,013,661	$1,663,506	$560,250	$548,144	$897,134	$1,112,247	$530,909	$751,451	$698,291	$685,064	$3,537,988

Changes in Units
Beginning units	37,020	1,138	3,013	707	767	778	952	1,178	1,332	1,205	1,153	2,983

Units purchased	1,938	7	1,173	6	16	7	98	18	51	32	49	82
Units sold	(10,866)	(246)	(1,847)	(62)	(68)	(253)	(234)	(268)	(310)	(338)	(307)	(900)

Ending units	28,092	899	2,339	651	715	532	816	928	1,073	899	895	2,165

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

									Fidelity
	Fidelity	Fidelity		Fidelity	Fidelity	Fidelity		Fidelity	VIP III
	VIP High	VIP	Fidelity	VIP	VIP	VIP II	Fidelity	VIP II	Growth	Premier	Premier	Premier
	Income	Equity-	VIP	Growth	Overseas	Asset	VIP II	Contrafund	Opportunities	VIT -	VIT -	VIT -
	Portfolio:	Income	Growth	Portfolio:	Portfolio:	Manager	Contrafund	Portfolio:	Portfolio:	OpCap	OpCap	OpCap
	Initial	Portfolio:	Portfolio:	Service	Service	Portfolio:	Portfolio:	Service	Service	Equity	Small Cap	Managed
	Class	Initial Class	Initial Class	Class 2	Class 2	Initial Class	Initial Class	Class 2	Class 2	Portfolio	Portfolio	Portfolio

From Operations
Net investment income (loss)	$35,540	$6,823	$(17,434)	$(483)	$712	$43,323	$(16,962)	$10	$(86)	$(5,058)	$(19,441)	$10,150
Net realized (loss) gain on investments	(7,470)	550,146	106,159	1,063	3,322	68,285	1,157,064	4,011	28	179,521	537,615	130,304
Net unrealized appreciation (depreciation) during the year	(19,675)	(525,759)	664,888	11,644	1,760	7,174	(663,017)	(1,711)	2,432	(151,804)	(509,107)	(105,685)

Net increase (decrease) in net assets from operations	8,395	31,210	753,613	12,224	5,794	118,782	477,085	2,310	2,374	22,659	9,067	34,769

From Variable Annuity Contract Transactions
Contractholders’ net premiums	2,767	34,939	39,189	—	—	5,463	28,093	—	—	2,454	9,324	2,935
Administrative charges	(424)	(2,674)	(3,600)	(59)	(40)	(1,132)	(3,019)	(7)	(19)	(731)	(907)	(1,575)
Surrenders and forfeitures	(141,854)	(861,768)	(1,304,402)	(1,678)	(1,131)	(177,176)	(831,982)	—	—	(295,109)	(759,463)	(535,002)
Transfers between portfolios and the Guaranteed Account	(19,943)	7,363	(116,469)	(570)	(1)	3,630	(84,695)	2	(1)	1,628	(54,009)	(500)
Net repayments (withdrawals) due to policy loans	—	21	(1,874)	—	—	—	(9,478)	—	—	(68)	(3,106)	(42)
Withdrawals due to death benefits	—	(7,808)	(7,943)	—	—	(33,123)	(13,951)	—	—	(6,976)	—	—

Net (decrease) increase in net assets derived from contract transactions	(159,454)	(829,927)	(1,395,099)	(2,307)	(1,172)	(202,338)	(915,032)	(5)	(20)	(298,802)	(808,161)	(534,184)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	1	(2)	—	—	—	(8)	—	—	—	(2)	(5)

Total (decrease) increase in net assets	(151,059)	(798,716)	(641,488)	9,917	4,622	(83,556)	(437,955)	2,305	2,354	(276,143)	(799,096)	(499,420)
Net Assets
Beginning of year	673,072	3,458,274	3,627,798	48,838	36,774	965,060	3,557,587	14,026	10,782	793,265	1,745,386	1,885,494

End of year	$522,013	$2,659,558	$2,986,310	$58,755	$41,396	$881,504	$3,119,632	$16,331	$13,136	$517,122	$946,290	$1,386,074

Changes in Units
Beginning units	820	2,059	2,975	128	56	955	1,969	11	14	508	1,070	1,326

Units purchased	22	67	41	—	—	12	33	—	—	3	8	4
Units sold	(217)	(545)	(1,061)	(5)	(2)	(202)	(514)	—	—	(190)	(495)	(372)

Ending units	625	1,581	1,955	123	54	765	1,488	11	14	321	583	958

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

				Dreyfus
				Variable
				Investment	Dreyfus
		DWS	DWS	Fund -	Socially
	DWS	Variable	Variable	Growth and	Responsible	Federated			Van Eck	Van Eck	Van Eck
	Variable	Series I -	Series I -	Income	Growth	Fund for	Federated	Van Eck	Worldwide	Worldwide	Worldwide
	Series I -	Growth &	International	Portfolio:	Fund, Inc.:	U.S.	Capital	Worldwide	Hard Assets	Emerging	Real Estate
	Bond VIP:	Income VIP:.	VIP:	Initial	Initial	Government	Income	Bond Fund:	Fund:	Markets Fund:	Portfolio:
	Class A	Class A	Class A	Shares	Shares	Securities II	Fund II	Initial Class	Initial Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$19,282	$(1,609)	$9,001	$(4,894)	$(6,223)	$17,831	$3,229	$4,026	$(1,516)	$(10,822)	$(407)
Net realized (loss) gain on investments	2,015	24,803	216,947	50,958	(29,935)	(12,209)	2,635	(785)	17,768	341,223	57,355
Net unrealized appreciation (depreciation) during the year	(5,943)	(18,600)	(116,723)	5,902	81,749	16,139	(3,448)	4,779	32,250	18,523	(45,500)

Net increase (decrease) in net assets from operations	15,354	4,594	109,225	51,966	45,591	21,761	2,416	8,020	48,502	348,924	11,448

From Variable Annuity Contract Transactions
Contractholders’ net premiums	900	5,295	4,979	5,896	12,448	1,200	—	468	200	1,778	742
Administrative charges	(474)	(852)	(655)	(721)	(874)	(318)	(79)	(79)	(130)	(764)	(230)
Surrenders and forfeitures	(208,964)	(153,600)	(325,262)	(124,709)	(156,501)	(72,082)	(10,703)	(11,630)	(52,250)	(254,824)	(278,955)
Transfers between portfolios and the Guaranteed Account	45,596	(30,597)	(30,423)	148	(3,973)	(2,407)	(16,413)	16,812	(13,433)	(145,802)	10,078
Net repayments (withdrawals) due to policy loans	—	(45)	(1,687)	(24)	36	(4)	—	—	(7)	(6,864)	(5)
Withdrawals due to death benefits	(3,559)	—	—	(2,198)	(1,770)	(116,408)	—	—	—	—	—

Net (decrease) increase in net assets derived from contract transactions	(166,501)	(179,799)	(353,048)	(121,608)	(150,634)	(190,019)	(27,195)	5,571	(65,620)	(406,476)	(268,370)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	(1)	—	(31)	—	4	—	5	—

Total (decrease) increase in net assets	(151,147)	(175,205)	(243,823)	(69,643)	(105,043)	(168,289)	(24,779)	13,595	(17,118)	(57,547)	(256,922)
Net Assets
Beginning of year	662,895	1,163,191	1,027,954	793,648	797,927	595,320	105,966	88,220	151,750	1,194,421	463,273

End of year	$511,748	$987,986	$784,131	$724,005	$692,884	$427,031	$81,187	$101,815	$134,632	$1,136,874	$206,351

Changes in Units
Beginning units	791	1,130	1,026	710	786	734	125	107	109	1,119	349

Units purchased	58	6	26	5	14	7	—	23	8	8	9
Units sold	(257)	(177)	(362)	(110)	(159)	(241)	(34)	(16)	(55)	(347)	(207)

Ending units	592	959	690	605	641	500	91	114	62	780	151

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Wells Fargo
	MFS		MFS		PIMCO VIT	PIMCO VIT	Wells Fargo	VT
	Emerging	MFS	New	MFS	High Yield	Total Return	Advantage	Opportunity
	Growth	Investors	Discovery	Research	Portfolio:	Portfolio:	VT	Fund -
	Series -	Trust Series -	Series -	Series -	Administrative	Administrative	Discovery	Investor
	Service Class	Service Class	Service Class	Service Class	Class	Class	Fund	Class

From Operations
Net investment income (loss)	$(120)	$(768)	$(80)	$(1,753)	$3,817	$9,004	$(7,490)	$(1,125)
Net realized (loss) gain on investments	36	1,502	738	1,125	29	60	53,753	26,681
Net unrealized appreciation (depreciation) during the year	2,606	7,738	(515)	21,822	(2,378)	9,607	52,338	(17,395)

Net increase (decrease) in net assets from operations	2,522	8,472	143	21,194	1,468	18,671	98,601	8,161

From Variable Annuity Contract Transactions
Contractholders’ net premiums	—	—	—	—	—	—	1,132	284
Administrative charges	(22)	—	(18)	—	—	(217)	(269)	(143)
Surrenders and forfeitures	—	—	—	—	—	—	(137,883)	(21,408)
Transfers between portfolios and the Guaranteed Account	(2)	(283)	(1)	(1,192)	883	190	(1,621)	(3,139)
Net repayments (withdrawals) due to policy loans	—	—	—	—	—	—	(3,157)	—

Net (decrease) increase in net assets derived from contract transactions	(24)	(283)	(19)	(1,192)	883	(27)	(141,798)	(24,406)

Amounts withdrawn by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	—	—	—	—	—	(7)	(4)

Total (decrease) increase in net assets	2,498	8,189	124	20,002	2,351	18,644	(43,204)	(16,249)
Net Assets
Beginning of year	12,714	98,552	9,724	185,821	65,511	257,155	532,268	163,436

End of year	$15,212	$106,741	$9,848	$205,823	$67,862	$275,799	$489,064	$147,187

Changes in Units
Beginning units	28	190	12	437	82	358	1,579	251

Units purchased	—	—	—	—	2	—	41	3
Units sold	—	(1)	—	(2)	—	—	(422)	(41)

Ending units	28	189	12	435	84	358	1,198	213

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VA Separate Account 1 (Separate Account) was established on October 19, 1992 by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of Pennsylvania law. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts. A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly.

As of October 1, 2002, Nationwide Life Insurance Company of America no longer sells variable annuity contacts. The Contracts were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of forty-two subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
(Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
(Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV

Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Service Class 2
Fidelity VIP Overseas Portfolio: Service Class 2

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Service Class 2

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2

Premier VIT:
Premier VIT — OpCap Equity Portfolio
Premier VIT — OpCap Small Cap Portfolio

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Premier VIT — OpCap Managed Portfolio

DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A
DWS Variable Series I — Growth & Income VIP: Class A
DWS Variable Series I — International VIP: Class A

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares

Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares

Federated Insurance Series:
Federated Fund for U.S. Government Securities II
Federated Capital Income Fund II

Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class

MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class
MFS Investors Trust Series — Service Class
MFS New Discovery Series — Service Class
MFS Research Series — Service Class

PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class
PIMCO VIT Total Return Portfolio: Administrative Class

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

The contractowner’s equity is affected by the investment results of each fund, equity transactions by contractowners and certain contract expenses (see note 5).

The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV, J.P. Morgan NVIT Balanced Fund Class IV, Nationwide NVIT Mid Cap Growth Fund Class IV, Nationwide NVIT International Value Fund Class IV Subaccounts are the only funds available to owners of a Market Street VIP contract.

Net premiums from the Contracts are allocated to the subaccounts in accordance with contractowner instructions and are recorded as contractholders’ net premiums in the statements of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts. The Separate Account’s assets are the property of Nationwide Provident.

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable annuity contracts and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the Contracts, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and contract transactions during the reporting period. Actual results could differ from those estimates.

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of contract value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and contract charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Contract Loans

Contract provisions allow contractowners to borrow up to the contract’s non-loaned surrender value. Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

5.	Expenses and Related Party Transactions

Deductions from Premiums

Deductions for premium taxes are made from the premiums by Nationwide Provident (0 - 4% of premium payments depending on the Insured state of residence). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

There are no sales charges deducted from premiums at the time the premiums are paid. For some contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the first 6 contract years (surrender charges ranges from 0 - 6% of the amount withdrawn or surrendered depending on the contract year, not to exceed 8.5% of total premiums received under the contract). For other contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the 8 - 9 contract years following a premium payment (surrender charges ranges from 0 - 8% of the

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

premiums withdrawn or surrendered). However, subject to certain restrictions, up to 10% of the contract account value as of the beginning of a contract year may be surrendered or withdrawn free of surrender charges. For some contracts, the 10% is cumulative if unused. These charges totaled $20,709 and $8,784 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Mortality and Expense Risk Charges

In addition, to compensate for costs associated with administration of the contracts, Nationwide Provident deducts a daily asset-based administration charge from the assets of the Separate Account equal to an annual rate of .15%. This daily asset-based administration charge is reported in the mortality and expense risk charges in the statements of operations. The Separate Account is charged a daily mortality and expense risk charge at an annual rate of 1.20% for the Market Street VIP contracts and 1.25% for the other variable annuity contracts. Nationwide Provident reserves the right to increase this charge for the Market Street VIP contracts, but in no event will it be greater than 1.25%. In some contracts, the asset based administration fee of 0.15% and the mortality and expense risk charge of 1.25% is stated as a combined annuity charge of 1.40%. These charges are assessed through the daily unit value calculation.

Administrative Charges

An annual administrative fee of $0 - $40 (depending on the contract) is deducted from the contract account value on each contract anniversary date beginning one year from the issue date of the contract. An optional annual deduction for an additional death benefit rider may be made (0.25% of the contract account value). During any given contract year, the first four transfers by Market Street VIP contractowners and the first twelve transfers by other variable annuity contractowners of amounts in the Subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are assessed against each contract by liquidating units.

The Contracts provide for an initial free-look period. If a contract is cancelled within certain time constraints, the contractowners will receive a refund equal to the contract account value plus certain deductions previously made under the contract. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the contract and will not reflect investment experience.

State premium taxes, when applicable, will be deducted depending upon when such taxes are paid to the taxing authority. The premium taxes are deducted either from premiums as they are received or from the proceeds upon withdrawal from or surrender of the contract or upon application of the proceeds to a payment option.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $0 and $0 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the contracts. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the contracts and other contracts issued by

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$15,401,214	$0	$15,401,214

Accounts Receivable of $0 and Account Payable of $0 are measured at settlement value which approximates the fair value due to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

(7)	Financial Highlights

Nationwide Provident offers several variable annuity products through the Separate Account that have unique combinations of features and fees that are assessed to the contractholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

a summary of units, unit fair values and contractholders’ equity for variable annuity contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008.

The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For The Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	805	$85.48 to $756.30	$512,661	1.43%	1.20% to 1.40%	-42.36% to -42.25%
NVIT Money Market Fund Class IV	2,156	$75.21 to $713.21	$1,537,800	2.17%	1.20% to 1.40%	0.72% to 0.92%
NVIT Government Bond Fund Class IV	373	$107.99 to $903.03	$336,517	4.07%	1.20% to 1.40%	6.12% to 6.33%
JP Morgan NVIT Balanced Fund Class IV	646	$98.12 to $795.11	$347,730	2.71%	1.20% to 1.40%	-26.59% to -26.45%
NVIT Mid Cap Growth Fund Class IV	434	$109.71 to $1,048.51	$374,661	0.00%	1.20% to 1.40%	-46.85% to -46.75%
NVIT Multi-Manager International Value Fund Class IV	533	$102.25 to $823.42	$356,712	1.85%	1.20% to 1.40%	-47.10% to -46.99%
NVIT Growth Fund Class IV	462	$342.14	$158,027	0.26%	1.40%	-39.64%
Van Kampen NVIT Comstock Value Fund Class IV	459	$430.56	$197,584	1.98%	1.40%	-37.84%
NVIT Multi-Manager Small Company Fund Class IV	618	$469.30	$290,183	0.76%	1.40%	-39.05%
NVIT Multi-Manager Small Cap Value Fund Class IV	448	$507.81	$233,244	0.97%	1.40%	-33.21%
NVIT S&P 500 Index Fund Class IV	1,687	$1,009.13	$1,702,089	1.90%	1.40%	-38.16%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	491	$607.92	$298,649	7.93%	1.40%	-26.03%
Fidelity VIP Equity-Income Portfolio: Initial Class	1,137	$949.04	$1,079,096	2.12%	1.40%	-43.45%
Fidelity VIP Growth Portfolio: Initial Class	1,577	$794.35	$1,252,546	0.76%	1.40%	-47.90%
Fidelity VIP Growth Portfolio: Service Class 2	113	$225.07	$25,469	0.58%	1.40%	-48.04%
Fidelity VIP Overseas Portfolio: Service Class 2	61	$335.63	$18,163	2.69%	1.40%	-44.74%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	617	$804.75	$496,546	2.48%	1.40%	-29.71%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,265	$1,185.68	$1,499,756	0.94%	1.40%	-43.31%
Fidelity VIP II Contrafund Portfolio: Service Class 2	17	$419.32	$6,995	0.96%	1.40%	-43.49%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$219.21	$2,988	0.13%	1.40%	-55.76%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	276	$957.25	$264,286	0.83%	1.40%	-39.67%
Premier VIT — OpCap Small Cap Portfolio	480	$928.00	$445,057	0.00%	1.40%	-42.45%
Premier VIT — OpCap Managed Portfolio	825	$997.05	$822,177	3.15%	1.40%	-30.74%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2008			For The Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	477	$698.78	$333,055	5.76%	1.40%	-17.93%
DWS Variable Series I — Growth & Income VIP: Class A	796	$623.12	$496,111	2.13%	1.40%	-39.17%
DWS Variable Series I — International VIP: Class A	533	$573.46	$305,828	1.47%	1.40%	-48.93%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	554	$697.68	$386,647	0.66%	1.40%	-41.24%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	539	$694.57	$374,425	0.77%	1.40%	-35.34%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	294	$864.35	$254,091	5.79%	1.40%	2.83%
Federated Capital Income Fund II	69	$633.26	$43,455	6.47%	1.40%	-21.49%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	171	$839.93	$143,971	6.45%	1.40%	2.17%
Van Eck Worldwide Hard Assets Fund: Initial Class	46	$936.26	$39,884	0.29%	1.40%	-46.88%
Van Eck Worldwide Emerging Markets Fund: Initial Class	524	$496.93	$260,592	0.00%	1.40%	-65.27%
Van Eck Worldwide Real Estate Portfolio: Initial Class	84	$569.28	$47,771	6.35%	1.40%	-55.74%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$203.42	$5,765	0.00%	1.40%	-38.42%
MFS Investors Trust Series — Service Class	—	$349.17	—	0.46%	1.40%	-34.18%
MFS New Discovery Series — Service Class	12	$278.33	$3,311	0.00%	1.40%	-40.36%
MFS Research Series — Service Class	—	$288.77	—	0.15%	1.40%	-37.14%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	—	$537.22	—	7.99%	1.40%	-24.60%
PIMCO VIT Total Return Portfolio: Administrative Class	131	$774.97	$101,823	4.58%	1.40%	3.28%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	398	$220.32	$87,686	0.00%	1.40%	-45.13%
Wells Fargo VT Opportunity Fund — Investor Class	144	$390.08	$56,244	2.00%	1.40%	-40.93%

Total Contractholders’ Equity			$15,199,594

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	899	$148.01 to $1,312.21	$1,008,363	1.03%	1.20% to 1.40%	6.67% to 6.89%
Nationwide NVIT Money Market Fund — Class IV	2,339	$74.53 to $708.11	$1,656,493	4.96%	1.20% to 1.40%	3.46% to 3.67%
Nationwide NVIT Government Bond Fund — Class IV	651	$101.56 to $850.95	$554,024	4.45%	1.20% to 1.40%	5.77% to 5.98%
JP Morgan NVIT Balanced Fund — Class IV	715	$133.41 to $1083.18	$541,383	2.19%	1.20% to 1.40%	3.19% to 3.39%
Nationwide NVIT Mid Cap Growth Fund — Class IV	532	$206.02 to $1,972.88	$892,124	0.00%	1.20% to 1.40%	7.51% to 7.73%
Nationwide NVIT International Value Fund Class IV	816	$192.89 to $1,556.44	$1,110,530	2.08%	1.20% to 1.40%	1.46% to 1.66%
Nationwide NVIT Growth Fund — Class IV	928	$566.80	$526,143	0.18%	1.40%	17.89%
Van Kampen NVIT Comstock Value Fund — Class IV	1,073	$692.69	$743,520	1.71%	1.40%	-3.55%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	899	$769.96	$692,001	0.10%	1.40%	0.72%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	895	$760.37	$680,322	1.16%	1.40%	-8.23%
Nationwide NVIT S&P 500 Index Fund — Class IV	2,165	$1,631.92	$3,532,327	1.56%	1.40%	3.64%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	625	$821.83	$513,560	7.48%	1.40%	1.35%
Fidelity VIP Equity-Income Portfolio: Initial Class	1,581	$1,678.33	$2,652,798	1.63%	1.40%	0.11%
Fidelity VIP Growth Portfolio: Initial Class	1,955	$1,524.78	$2,981,016	0.89%	1.40%	25.19%
Fidelity VIP Growth Portfolio: Service Class 2	123	$433.19	$53,283	0.38%	1.40%	24.89%
Fidelity VIP Overseas Portfolio: Service Class 2	54	$607.37	$32,910	2.86%	1.40%	15.42%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	765	$1,144.90	$875,463	6.12%	1.40%	13.89%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,488	$2,091.69	$3,112,393	0.89%	1.40%	15.95%
Fidelity VIP II Contrafund Portfolio: Service Class 2	11	$742.02	$8,311	0.76%	1.40%	15.66%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$495.52	$6,777	0.00%	1.40%	21.19%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	321	$1,586.70	$509,376	0.65%	1.40%	2.65%
Premier VIT — OpCap Small Cap Portfolio	583	$1,612.44	$940,311	0.00%	1.40%	-0.83%
Premier VIT — OpCap Managed Portfolio	958	$1,439.62	$1,378,333	2.05%	1.40%	1.61%
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	592	$851.41	$503,882	4.99%	1.40%	2.72%
DWS Variable Series I — Growth & Income VIP:. Class A	959	$1,024.37	$982,670	1.25%	1.40%	-0.06%
DWS Variable Series I — International VIP: Class A	690	$1,122.98	$775,000	2.39%	1.40%	12.99%4

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	605	$1,187.37	$718,102	0.76%	1.40%	6.93%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	641	$1,074.15	$688,674	0.55%	1.40%	6.28%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	500	$840.56	$419,978	5.37%	1.40%	4.80%
Federated Capital Income Fund II	91	$806.58	$73,240	5.11%	1.40%	2.58%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	114	$822.11	$93,877	5.38%	1.40%	8.18%
Van Eck Worldwide Hard Assets Fund: Initial Class	62	$1,762.40	$109,723	0.13%	1.40%	43.33%
Van Eck Worldwide Emerging Markets Fund: Initial Class	780	$1,430.89	$1,116,245	0.44%	1.40%	35.69%
Van Eck Worldwide Real Estate Portfolio: Initial Class	151	$1,286.30	$193,906	1.31%	1.40%	-0.52%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$330.32	$9,386	0.00%	1.40%	19.19%
MFS Investors Trust Series — Service Class	189	$530.51	$100,270	0.57%	1.40%	8.49%
MFS New Discovery Series — Service Class	12	$466.70	$5,569	0.00%	1.40%	0.82%
MFS Research Series — Service Class	435	$459.42	$199,649	0.48%	1.40%	11.35%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	84	$712.45	$59,615	6.95%	1.40%	2.06%
PIMCO VIT Total Return Portfolio: Administrative Class	358	$750.34	$268,892	4.78%	1.40%	7.21%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	1,198	$401.54	$481,129	0.00%	1.40%	20.61%
Wells Fargo VT Opportunity Fund — Investor Class	213	$660.39	$140,704	0.62%	1.40%	5.14%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	1,138	$138.48 to $1,230.14	$1,236,445	1.05%	1.20% to 1.40%	12.05% to 12.28%
Gartmore GVIT Money Market Fund — Class IV	3,013	$71.89 to $684.44	$2,062,154	4.63%	1.20% to 1.40%	3.21% to 3.42%
Gartmore GVIT Government Bond Fund Class IV	707	$95.83 to $804.57	$568,732	3.90%	1.20% to 1.40%	1.91% to 2.11%
JP Morgan GVIT Balanced Fund Class IV	767	$129.03 to $1,049.73	$574,626	2.35%	1.20% to 1.40%	10.74% to 10.97%
Gartmore GVIT Mid Cap Growth Fund — Class IV	778	$191.24 to $1,835.03	$1,275,952	0.00%	1.20% to 1.40%	8.41% to 8.63%
Gartmore GVIT International Value Fund Class IV	952	$189.74 to $1,534.07	$1,299,872	2.06%	1.20% to 1.40%	21.04% to 21.28%
Gartmore GVIT Growth Fund Class IV	1,178	$480.81	$566,474	0.05%	1.40%	4.70%
Van Kampen GVIT Comstock Value — Class IV	1,332	$718.21	$956,573	1.71%	1.40%	14.33%
Gartmore GVIT Small Company Fund — Class IV	1,205	$764.42	$920,849	0.10%	1.40%	10.49%
Gartmore GVIT Small Cap Value Fund — Class IV	1,153	$828.52	$955,312	0.44%	1.40%	15.78%
Gartmore GVIT S&P 500 Index Fund Class IV	2,983	$1,574.59	$4,697,667	1.61%	1.40%	13.72%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	820	$810.89	$664,889	6.80%	1.40%	9.69%
Fidelity VIP Equity-Income Portfolio: Initial Class	2,059	$1,676.46	$3,451,824	3.32%	1.40%	18.53%
Fidelity VIP Growth Portfolio: Initial Class	2,975	$1,217.97	$3,623,816	0.44%	1.40%	5.37%
Fidelity VIP Growth Portfolio: Service Class 2	128	$346.85	$44,522	0.16%	1.40%	5.09%
Fidelity VIP Overseas Portfolio: Service Class 2	56	$526.24	$29,528	0.68%	1.40%	16.14%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	955	$1,005.27	$959,890	2.82%	1.40%	5.83%
Fidelity VIP II Contrafund Portfolio: Initial Class	1,969	$1,803.97	$3,551,636	1.25%	1.40%	10.17%
Fidelity VIP II Contrafund Portfolio: Service Class 2	11	$641.53	$7,192	0.99%	1.40%	9.89%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	14	$408.89	$5,609	0.45%	1.40%	3.66%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	508	$1,545.67	$785,866	0.51%	1.40%	13.68%
Premier VIT — OpCap Small Cap Portfolio	1,070	$1,625.95	$1,739,532	0.00%	1.40%	22.36%
Premier VIT — OpCap Managed Portfolio	1,326	$1,416.79	$1,878,134	1.94%	1.40%	8.13%
DWS Variable Series I:
DWS Variable Series I — Bond VIP — Class A	791	$828.86	$655,389	4.02%	1.40%	3.26%
DWS Variable Series I — Growth & Income VIP — Class A	1,130	$1,024.98	$1,158,022	1.02%	1.40%	12.05%
DWS Variable Series I — International VIP — Class A	1,026	$993.92	$1,020,046	2.02%	1.40%	24.17%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	710	$1,110.42	$788,257	0.79%	1.40%	12.92%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	786	$1,010.69	$794,072	0.11%	1.40%	7.69%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	734	$802.06	$588,727	4.93%	1.40%	2.69%
Federated Capital Income Fund II	125	$786.27	$98,335	6.53%	1.40%	14.04%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund — Initial Class	107	$759.96	$80,995	11.23%	1.40%	5.00%
Van Eck Worldwide Hard Assets Fund — Initial Class	109	$1,229.65	$134,623	0.08%	1.40%	22.77%
Van Eck Worldwide Emerging Markets Fund — Initial Class	1,119	$1,054.51	$1,179,508	0.62%	1.40%	37.56%
Van Eck Worldwide Real Estate Fund — Initial Class	349	$1,293.03	$450,954	1.70%	1.40%	29.10%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	28	$277.15	$7,895	0.00%	1.40%	6.12%
MFS Investors Trust Series — Service Class	190	$488.97	$92,679	0.26%	1.40%	11.13%
MFS New Discovery Series — Service Class	12	$462.90	$5,541	0.00%	1.40%	11.36%
MFS Research Series — Service Class	437	$412.59	$180,367	0.31%	1.40%	8.67%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio — Administrative Shares	82	$698.06	$57,545	6.85%	1.40%	7.55%
PIMCO VIT Total Return Portfolio — Administrative Shares	358	$699.87	$250,840	4.40%	1.40%	2.40%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	1,579	$332.92	$525,814	0.00%	1.40%	13.05%
Wells Fargo VT Opportunity Fund	251	$628.09	$157,369	0.00%	1.40%	10.66%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

8

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	1,492	$123.34 to $1,097.81	$1,488,608	0.89%	1.20% to 1.40%	5.95% to 6.16%
Gartmore GVIT Money Market Fund Class IV	4,261	$69.51 to $663.15	$2,825,677	2.78%	1.20% to 1.40%	1.39% to 1.59%
Gartmore GVIT Government Bond Fund Class IV	1,103	$93.85 to $789.52	$871,370	3.64%	1.20% to 1.40%	1.74% to 1.95%
JP Morgan GVIT Balanced Fund Class IV	854	$116.28 to $947.88	$596,645	2.02%	1.20% to 1.40%	1.20% to 1.40%
Gartmore GVIT Mid Cap Growth Fund Class IV	1,141	$176.06 to $1,692.69	$1,785,896	0.00%	1.20% to 1.40%	8.30% to 8.51%
Dreyfus GVIT International Value Fund Class IV	1,064	$156.45 to $1,267.44	$1,213,880	1.22%	1.20% to 1.40%	10.42% to 10.64%
Gartmore GVIT Growth Fund Class IV	1,733	$459.24	$796,064	0.09%	1.40%	5.03%
Van Kampen GVIT Comstock Value — Class IV	1,776	$628.19	$1,115,712	1.61%	1.40%	2.91%
Gartmore GVIT Small Company Fund Class IV	1,597	$691.85	$1,104,748	0.00%	1.40%	10.76%
Gartmore GVIT Small Cap Value Fund Class IV	1,434	$715.62	$1,025,931	0.05%	1.40%	1.64%
Gartmore GVIT Equity 500 Index Fund Class IV	3,999	$1,384.58	$5,536,453	1.58%	1.40%	3.30%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	1,124	$739.22	$830,547	14.69%	1.40%	1.28%
Fidelity VIP Equity-Income Portfolio Initial Class	2,977	$1,414.41	$4,209,965	1.81%	1.40%	4.40%
Fidelity VIP Growth Portfolio Initial Class	4,329	$1,155.92	$5,004,404	0.56%	1.40%	4.33%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	1,109	$949.90	$1,053,107	3.05%	1.40%	2.60%
Fidelity VIP II Contrafund Portfolio Initial Class	2,920	$1,637.48	$4,781,112	0.31%	1.40%	15.32%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	127	$330.04	$42,118	0.25%	1.40%	4.04%
Fidelity VIP III Overseas Portfolio Service Class 2	56	$453.11	$25,456	0.50%	1.40%	17.14%
Fidelity VIP III Contrafund Portfolio Service Class 2	11	$583.81	$6,552	0.09%	1.40%	15.03%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	14	$394.45	$5,429	0.65%	1.40%	7.17%
Premier VIT:
Premier VIT OpCap Equity Portfolio	723	$1,359.65	$983,546	0.44%	1.40%	5.56%
Premier VIT OpCap Small Cap Portfolio	1,354	$1,328.78	$1,800,154	0.00%	1.40%	-1.33%
Premier VIT OpCap Managed Portfolio	1,767	$1,310.24	$2,316,144	1.37%	1.40%	3.82%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	1,147	$802.66	$920,791	3.70%	1.40%	1.18%
Scudder Growth and Income Portfolio Class A	1,611	$914.74	$1,473,970	1.34%	1.40%	4.60%
Scudder International Portfolio Class A	1,454	$800.48	$1,164,359	1.66%	1.40%	14.56%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	903	$983.32	$887,599	1.34%	1.40%	1.92%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	1,198	$938.54	$1,124,423	0.00%	1.40%	2.18%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	1,035	$781.02	$807,970	4.30%	1.40%	0.61%
Federated Capital Income Fund II Primary Shares	178	$689.47	$122,570	4.84%	1.40%	4.81%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	221	$723.74	$160,031	7.06%	1.40%	-4.38%
Van Eck Worldwide Hard Assets Fund Initial Class	149	$1,001.01	$148,740	0.18%	1.40%	49.57%
Van Eck Worldwide Emerging Markets Fund Initial Class	1,419	$766.59	$1,086,931	0.73%	1.40%	30.17%
Van Eck Worldwide Real Estate Fund Initial Class	610	$1,001.55	$612,038	2.01%	1.40%	19.33%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	29	$261.17	$7,459	0.00%	1.40%	7.41%
MFS Investors Trust Series Service Class	191	$440.00	$83,986	0.31%	1.40%	5.54%
MFS New Discovery Series Service Class	12	$415.66	$4,992	0.00%	1.40%	3.58%
MFS Research Series Service Class	437	$379.67	$165,917	0.30%	1.40%	6.08%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	82	$649.05	$53,323	6.55%	1.40%	2.66%
PIMCO Total Return Bond Portfolio	355	$683.48	$242,395	3.41%	1.40%	1.00%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$256.77	—	0.00%	1.40%	-5.75%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	2,308	$294.47	$679,630	0.00%	1.40%	14.68%	(c)
Wells Fargo Opportunity Fund VT	613	$567.57	$348,146	0.00%	1.40%	6.39%	(a)

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	2,064	$116.18 to $1,036.15	$1,752,581	1.24%	1.20% to 1.40%	8.23% to 8.44%
Gartmore GVIT Money Market Fund Class IV	5,206	$68.42 to $654.07	$3,405,079	0.92%	1.20% to 1.40%	-0.48% to -0.28%
Gartmore GVIT Government Bond Fund Class IV	1,260	$92.06 to $775.98	$978,157	5.58%	1.20% to 1.40%	1.83% to 2.03%
JP Morgan GVIT Balanced Fund Class IV	1,131	$114.67 to $936.65	$765,265	2.00%	1.20% to 1.40%	7.03% to 7.25%
Gartmore GVIT Mid Cap Growth Fund Class IV	1,351	$162.24 to $1,563.01	$1,978,405	0.00%	1.20% to 1.40%	13.73% to 13.96%
Dreyfus GVIT International Value Fund Class IV	1,581	$141.40 to $1,147.85	$1,550,128	2.27%	1.20% to 1.40%	18.37% to 18.61%
Gartmore GVIT Growth Fund Class IV	1,887	$437.26	$825,030	0.30%	1.40%	6.66%
Comstock GVIT Value Fund Class IV	1,938	$610.41	$1,182,805	1.29%	1.40%	15.79%
Gartmore GVIT Small Company Fund Class IV	2,014	$624.64	$1,258,104	0.00%	1.40%	17.37%
Gartmore GVIT Small Cap Value Fund Class IV	2,027	$704.07	$1,427,323	0.00%	1.40%	15.67%
Gartmore GVIT Equity 500 Index Fund Class IV	5,037	$1,340.39	$6,752,240	2.71%	1.40%	9.05%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	1,733	$729.90	$1,264,934	9.52%	1.40%	8.07%
Fidelity VIP Equity-Income Portfolio Initial Class	3,976	$1,354.82	$5,386,912	1.72%	1.40%	9.98%
Fidelity VIP Growth Portfolio Initial Class	6,021	$1,107.92	$6,670,656	0.29%	1.40%	1.94%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	1,545	$925.81	$1,430,276	2.95%	1.40%	4.00%
Fidelity VIP II Contrafund Portfolio Initial Class	3,421	$1,419.98	$4,857,385	0.36%	1.40%	13.87%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	117	$317.22	$37,321	0.14%	1.40%	1.69%
Fidelity VIP III Overseas Portfolio Service Class 2	56	$386.82	$21,762	1.19%	1.40%	11.74%
Fidelity VIP III Contrafund Portfolio Service Class 2	5	$507.53	$2,488	0.29%	1.40%	13.56%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	14	$368.06	$5,082	0.44%	1.40%	5.40%
PIMCO Advisors VIT:
PIMCO OpCap Equity Portfolio	888	$1,288.04	$1,143,182	1.09%	1.40%	10.37%
PIMCO OpCap Small Cap Portfolio	1,635	$1,346.69	$2,201,899	0.05%	1.40%	16.24%
PIMCO OpCap Managed Portfolio	2,521	$1,262.02	$3,182,096	1.55%	1.40%	9.23%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	1,336	$793.30	$1,059,947	4.27%	1.40%	3.92%
Scudder Growth and Income Portfolio Class A	1,858	$874.54	$1,624,940	0.83%	1.40%	8.63%
Scudder International Portfolio Class A	1,838	$698.76	$1,284,131	1.34%	1.40%	14.91%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	1,127	$964.81	$1,086,939	1.16%	1.40%	5.97%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	1,611	$918.53	$1,479,724	0.35%	1.40%	4.73%

The Nationwide Provident VA Separate Account 1
    of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

(7)	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	1,459	$776.26	$1,132,668	4.69%	1.40%	2.17%
Federated Capital Income Fund II Primary Shares	216	$657.83	$141,833	4.28%	1.40%	8.39%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	273	$756.87	$206,755	10.30%	1.40%	7.63%
Van Eck Worldwide Hard Assets Fund Initial Class	125	$669.66	$84,021	0.91%	1.40%	22.50%
Van Eck Worldwide Emerging Markets Fund Initial Class	1,590	$588.92	$936,065	0.62%	1.40%	24.14%
Van Eck Worldwide Real Estate Fund Initial Class	614	$839.30	$515,491	1.62%	1.40%	34.32%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	29	$243.14	$6,963	0.00%	1.40%	11.15%
MFS Investors Trust Series Service Class	192	$416.90	$80,025	0.47%	1.40%	9.58%
MFS New Discovery Series Service Class	12	$401.31	$4,835	0.00%	1.40%	4.73%
MFS Research Series Service Class	439	$357.91	$156,996	0.95%	1.40%	13.96%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	82	$632.24	$51,777	6.80%	1.40%	7.99%
PIMCO Total Return Bond Portfolio	353	$676.74	$239,014	1.89%	1.40%	3.41%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	3,057	$272.44	$832,872	0.00%	1.40%	17.50%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	1,012	$533.48	$540,137	0.00%	1.40%	16.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(c)	Effective the close of business on April 8. 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

PART C
OTHER INFORMATION

Item 24.                                Financial Statements and Exhibits

(a)          Financial Statements

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)          Exhibits

(1)     (a)  Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Annuity Separate Account and Subaccounts (the PMLIC Growth, Money Market, Bond, Managed, Aggressive Growth and International subaccounts) dated October 19, 1992.Incorporated herein by reference to Post-Effective Amendment No. 7, filed on April 25, 2000, File No. 33-70926.

(b)  Resolution of the Executive Committee of the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of additional Subaccounts of the Provident Mutual Variable Annuity Separate Account dated June 7, 1993 (the Fidelity High Income Bond; Fidelity Equity-Income; Fidelity Growth; Fidelity Asset Manager; Scudder Bond and Dreyfus Zero Coupon 2000 subaccounts).Incorporated herein by reference to Post-Effective Amendment No. 7, filed on April 25, 2000, File No. 33-70926.

(c)  Resolution of the Board of Directors of Provident Mutual Life Insurance Company dated June 21, 1993 approving the minutes of Provident Mutual Life Insurance Company Executive Committee dated June 7, 1993.Incorporated herein by reference to Post-Effective Amendment No. 7, filed on April 25, 2000, File No. 33-70926.

(d)  Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing the establishment of additional Subaccounts of the Provident Mutual Variable Annuity Separate Account dated February 2, 2001 (the MFS Emerging Growth, MFS Growth with Income, MFS New Discovery, MFS Research, PIMCO High Yield Bond, PIMCO Total Return Bond, VIP III Contrafund(R), VIP III Growth, VIP III Growth Opportunities, and VIP III Overseas Subaccounts).Incorporated herein by reference to Post-Effective Amendment No. 3, filed on February 8, 2001, File No. 333-67775.

(e)  Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing the filing of Registration Statements and Past Effective Amendments dated February 2, 2001.Incorporated herein by reference to Post-Effective Amendment No. 3, filed on February 8, 2001, File No. 333-67775.

(2)        Not applicable.

(3)
(a)  Form of Underwriting Agreement among Provident Mutual Life Insurance Company of Philadelphia, PML Securities Company and the Provident Mutual Variable Annuity Separate Account.Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(b) Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. Attached hereto.

(c) Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. Attached hereto.

(4)	(a) Form of Individual Flexible Premium Deferred Variable Annuity Contract (Form VA111NY).Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2001, File No. 333-54984.

(b) Amendment of Contract Provisions Rider.(PM470.13A).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(c) Qualified Plan Rider(PM471).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(d) 403(b) Annuity Loan Rider(PM515).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(e) Death Benefit Rider "Step Up"(R1547).Incorporated herein by reference to the Initial Filing, filed on April 5, 2001, File No. 333-58308.

(f) Simple IRA Rider(PM549).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(g) SEP IRA Rider(PM550).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(h) Amendment to Qualify Deferred Annuity Contract as an IRA Rider(PM553).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(i) Amendment to Qualify Deferred Annuity Contract as a TSA Under 403(b) Rider(PM554).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(j) Amendment for a Charitable Remainder Trust Rider(PM558).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(k) Systematic Withdraw Plan Rider(PM600).Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.

(5)	Application and 1717 Capital Management Company Suitability Statement.Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2001, File No. 333-54990.

(6)	(a) Amended Articles of Incorporation for Nationwide Life Insurance Company. Attached hereto.

(b) Amended and Restated Code of Regulations of Nationwide Life Insurance Company. Attached hereto.

(c) Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. Attached hereto.

(7)	Not applicable.

(8)	Participation Agreements.

(a)  Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.  Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(b)  Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(c)  Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(d) Fund Participation Agreement with OCC Accumulation Trust, dated September 16, 1994. Incorporated herein by reference to Post-Effective Amendment No. 17 filed on April 28, 2009, File No. 033-65512.

(d)  Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Fund Distributors, LLC dated March 28, 2002, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 17, 2007, File No. 333-137202.

(e)  Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 17, 2007, File No. 333-137202.

(f)  Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended.  Incorporated herein by reference to Pre-Effective Amendment No. 3 filed on September 17, 2007, File No. 333-137202.

(9)	Opinion and consent of Jamie R. Casto, Esquire. Attached hereto.

(10)	Consent of Independent Registered Public Accounting Firm. Attached hereto.

(11)	Not applicable.

(12)	Not applicable.

(13)	Powers of Attorney. Attached hereto.

Item 25.              Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Chief Investment Officer	Gail G. Snyder
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President	Kai V. Monahan
Senior Vice President	Matthew Jaunchius
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, OH 43215.

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Document Solutions, Inc.	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware		The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
Newhouse Special Situations Fund I, LLC	Delaware		The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
NWM Merger, Sub Inc.	Delaware		This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock: 120,000 Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Share Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock: 30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock: 100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock: 5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock: 52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock: 300,000 Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock: 500,000 Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock: 949,992 Shares Casualty–100% Other Capital: Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock: 1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock: 20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock: 28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock: 10,000 Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock: 60,000 Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock: 50,000 Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock: 1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock: 1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS Common Stock: 1,000 Shares Casualty–100% CA
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE ARENA LLC Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC) Class A Units Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC Class A Units NMC - 100% Class B Units None Class C Units NMC 100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–95% NW Indemnity–5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock: 300,000 Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock: 300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock: 5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock: 1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock: 300,000 Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock: 12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock: 100,000 Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock: 20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock: 333,837 Shares AMCO –87.3% Allied P&C –8.47% Depositors –4.23% IA
AGMC REINSURANCE, LTD. Common Stock: 11,000 Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock: 10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock: 4,776,076 Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 250,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock: 5,821,543 Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock: 4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock: 1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock: 1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,600 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,600 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage - 99.99%
Corp. - .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage - 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage - 79%
AL - 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 500,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

September 30, 2009

Page 2

Item 27.              Number of Contractowners

     The number of Contract Owners of Qualified and Non-Qualified Contracts as of November 16, 2009 was 0 and 2 respectively.

Item 28.              Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide Life Insurance Company’s Amended and Restated Code of Regulations provides for indemnification by Nationwide Life Insurance Company of any person who, because such person is or was a director, officer or employee of Nationwide Life Insurance Company was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide Life Insurance Company is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide Life Insurance Company has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide Life Insurance Company for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide Life Insurance Company and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide Life Insurance Company will not be required to seek the court’s determination if, in the opinion of Nationwide Life Insurance Company’s counsel, the matter has been settled by controlling precedent.

Item 29.	Principal Underwriters

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of NLIC or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:  One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)
include either Incorporated herein by reference to Post-Effective Amendment No. 7, filed on April 25, 2000, File No. 33-70926.  as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or Incorporated herein by reference to Post-Effective Amendment No. 5, filed on May 1, 1998, File No. 33-70926.  a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company .

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Nationwide Provident VA Separate Account 1, has caused this Registration Statement to be signed on its behalf in the City of Columbus and the State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act, the registration statement has been signed below by the following persons in the capacities indicated on this 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By: /s/ JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact